Key metrics
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Credit Suisse (CHF million)
Net revenues	3,804	3,645	5,437	4	(30)	11,861	18,114	(35)
Provision for credit losses	21	64	(144)	(67)	–	(25)	4,225	–
Total operating expenses	4,125	4,754	4,573	(13)	(10)	13,829	12,825	8
Income/(loss) before taxes	(342)	(1,173)	1,008	(71)	–	(1,943)	1,064	–
Net income/(loss) attributable to shareholders	(4,034)	(1,593)	434	153	–	(5,900)	435	–
Cost/income ratio (%)	108.4	130.4	84.1	–	–	116.6	70.8	–
Effective tax rate (%)	–	(35.7)	56.5	–	–	(204.1)	57.3	–
Basic earnings/(loss) per share (CHF)	(1.53)	(0.60)	0.16	155	–	(2.24)	0.17	–
Diluted earnings/(loss) per share (CHF)	(1.53)	(0.60)	0.16	155	–	(2.24)	0.17	–
Return on equity (%)	(35.5)	(13.9)	4.0	–	–	(17.3)	1.3	–
Return on tangible equity (%)	(38.3)	(15.0)	4.5	–	–	(18.7)	1.5	–
Assets under management and net new assets (CHF billion)
Assets under management	1,400.6	1,453.9	1,623.0	(3.7)	(13.7)	1,400.6	1,623.0	(13.7)
Net new assets/(net asset outflows)	(12.9)	(7.7)	5.6	67.5	–	(12.7)	29.3	–
Balance sheet statistics (CHF million)
Total assets	700,358	727,365	820,233	(4)	(15)	700,358	820,233	(15)
Net loans	281,792	285,573	296,593	(1)	(5)	281,792	296,593	(5)
Total shareholders' equity	43,267	45,842	44,498	(6)	(3)	43,267	44,498	(3)
Tangible shareholders' equity	39,825	42,528	39,649	(6)	0	39,825	39,649	0
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.6	13.5	14.4	–	–	12.6	14.4	–
CET1 leverage ratio	4.1	4.3	4.3	–	–	4.1	4.3	–
Tier 1 leverage ratio	6.0	6.1	6.0	–	–	6.0	6.0	–
Share information
Shares outstanding (million)	2,616.7	2,610.8	2,392.1	0	9	2,616.7	2,392.1	9
of which common shares issued	2,650.7	2,650.7	2,650.7	0	0	2,650.7	2,650.7	0
of which treasury shares	(34.0)	(39.9)	(258.6)	(15)	(87)	(34.0)	(258.6)	(87)
Book value per share (CHF)	16.53	17.56	18.60	(6)	(11)	16.53	18.60	(11)
Tangible book value per share (CHF)	15.22	16.29	16.57	(7)	(8)	15.22	16.57	(8)
Market capitalization (CHF million)	10,440	14,231	24,403	(27)	(57)	10,440	24,403	(57)
Number of employees (full-time equivalents)
Number of employees	51,680	51,410	50,140	1	3	51,680	50,140	3
See relevant tables and related narratives for additional information on these metrics.

Financial Report 3Q22

Financial Report 3Q22
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Wealth Management
Investment Bank
Swiss Bank
Asset Management
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group, “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries. We use the term the “Bank parent company” when we are referring only to the standalone parent entity Credit Suisse AG. Abbreviations are explained in the List of abbreviations in the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. In various tables, use of “–” indicates not meaningful or not applicable.
Capital increase
This document is not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities, in any jurisdiction in which such offer or sale would be unlawful.
This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or the laws of any US state and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States of America.

Credit Suisse at a glance
Credit Suisse
Credit Suisse is one of the world's leading financial services providers. The bank’s strategy builds on its core strengths: its position as a leading wealth manager, its specialist investment banking and asset management capabilities and its strong presence in its home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 40 countries and 51,680 employees from over 150 different nations. Our broad footprint can help us to generate a more geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management.
Wealth Management
The Wealth Management division offers comprehensive wealth management and investment solutions and tailored financing and advisory services to ultra-high-net-worth (UHNW) and high-net-worth (HNW) individuals and external asset managers. Our wealth management business is among the industry’s leaders in our target markets. We serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities, including those offered by the Investment Bank and Asset Management. We serve our clients through coverage areas addressing the geographies of Switzerland, EMEA, Asia Pacific and Latin America.
Investment Bank
The Investment Bank division offers a broad range of financial products and services focused on client-driven businesses and also supports Credit Suisse’s Wealth Management division and its clients. Our suite of products and services includes global securities sales, trading and execution, capital raising and advisory services. Our clients include financial institutions, corporations, governments, sovereigns, UHNW and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. We deliver our investment banking capabilities globally through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to deliver high value, customized solutions that leverage the expertise offered across Credit Suisse and that help our clients unlock capital and value in order to achieve their strategic goals.
Swiss Bank
The Swiss Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provide consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises (SMEs), institutional clients, financial institutions and commodity traders.
Asset Management
The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. We apply environmental, social and governance (ESG) criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds.

I – Credit Suisse results
Operating environment
Credit Suisse
Wealth Management
Investment Bank
Swiss Bank
Asset Management
Corporate Center
Assets under management

Operating environment
In 3Q22, high global inflation prompted central banks to increase the pace of interest rate hikes. Global equity markets continued their downward trend, and volatility increased. Government bond yields increased further, and credit spreads widened. The US dollar was strong against other major currencies in 3Q22.
Economic environment
Global economic growth remained weak in 3Q22. Consumer demand deteriorated as higher energy prices squeezed household incomes in major economies, and survey indicators of economic activity deteriorated. Despite the downturn, labor markets generally remained tight. Inflation in major economies remained above targets, with the pace of price levels for goods accelerating.
In response to high inflation, global central banks increased the pace of tightening monetary policies in 3Q22. The US Federal Reserve (Fed) increased its policy rate by 150 basis points (bps) and signaled that more rate increases were likely in the coming months. The European Central Bank (ECB) increased policy rates by 125 bps. The Bank of England (BoE) and the Swiss National Bank (SNB) followed, increasing their policy rates by 100 bps and 75 bps, respectively. The only major central banks that refrained from tightening were the Bank of Japan (BoJ), which kept policy rates unchanged, and the People’s Bank of China (PBOC), which lowered rates slightly.
Global equities declined by 5% in 3Q22, driven by the further tightening of monetary policies, high global inflation and fears of a global recession. Most major developed equity markets saw negative returns for the quarter. US and Swiss equities decreased also by 5%, and eurozone equities decreased by 4%. Emerging market equities declined by 8%. Latin America was the best performing emerging market region in 3Q22, mainly driven by Brazil. Emerging market Asia was down more than 10%, mainly driven by China’s equity markets. Consumer discretionary was the best performing sector, followed by energy, both sectors with positive returns. During the quarter, communication services and real estate were the weakest performing sectors, 12% and 10% lower, respectively. World bank stocks declined by 2% but outperformed global equities. European bank stocks were down 3% and North American bank stocks were down 5% in 3Q22 (refer to the charts under “Equity markets”). The Chicago Board Options Exchange Market Volatility Index (VIX) increased during the quarter. The Credit Suisse Hedge Fund Index increased 0.4% in 3Q22.

In fixed income, global government bond yields trended higher, and the 2-year and 10-year US treasuries inverted further. While the majority of credit spreads continued to widen, global high yield spreads tightened modestly (refer to “Yield curves” and “Credit spreads” for further information). Investment grade and high yield bonds delivered another consecutive quarter of negative total returns in 3Q22. Meanwhile, emerging market sovereign bonds performed weaker than investment grade and high yield bonds due to their longer duration and ongoing geopolitical tension.
Further tightening from the Fed and the subsequent deterioration of risk sentiment continued to support the US dollar in 3Q22. The euro declined 7% against the US dollar on increasing eurozone-related risks such as the energy crisis due to the ongoing geopolitical tensions. Compared to the euro, the Swiss franc performed better given its safe haven qualities, declining 3% against the US dollar. The Japanese yen continued to weaken compared to the US dollar as well, declining by 6%, largely driven by widening policy rates in favor of the US dollar. Finally, the British pound was one of the weakest performers among major currencies in 3Q22, declining 8% against the US dollar in response to the UK government’s announcement of a sizable unfunded fiscal stimulus.
Commodity benchmarks declined in 3Q22, with the Credit Suisse Commodity Benchmark decreasing 8%. Energy markets recorded significant volatility, ending the quarter 15% lower. US natural gas prices increased due to hot summer temperatures and strong demand especially from Europe. Crude oil significantly underperformed on easing inventory pressure due in part to the release of strategic reserves. The agriculture sector was roughly flat in 3Q22, as summer crop quality was impacted by adverse weather, however, the partial resumption of Black Sea exports provided some relief. Precious metals were modestly lower on rising interest rates and US dollar strength, while industrial metals decreased to a greater extent amid moderating global industrial activity.

Credit Suisse
In 3Q22, we recorded a net loss attributable to shareholders of CHF 4,034 million, which included a substantial valuation allowance relating to deferred tax assets. As of the end of 3Q22, our CET1 ratio was 12.6%.
Results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Net interest income	1,203	1,195	1,423	1	(15)	3,857	4,493	(14)
Commissions and fees	2,129	2,230	3,249	(5)	(34)	6,960	10,144	(31)
Trading revenues [1]	125	41	618	205	(80)	130	2,582	(95)
Other revenues	347	179	147	94	136	914	895	2
Net revenues	3,804	3,645	5,437	4	(30)	11,861	18,114	(35)
Provision for credit losses	21	64	(144)	(67)	–	(25)	4,225	–
Compensation and benefits	1,901	2,392	2,255	(21)	(16)	6,751	6,818	(1)
General and administrative expenses	1,919	2,005	2,012	(4)	(5)	6,072	4,977	22
Commission expenses	250	254	306	(2)	(18)	802	960	(16)
Goodwill impairment	0	23	0	(100)	–	23	0	–
Restructuring expenses	55	80	–	(31)	–	181	70	159
Total other operating expenses	2,224	2,362	2,318	(6)	(4)	7,078	6,007	18
Total operating expenses	4,125	4,754	4,573	(13)	(10)	13,829	12,825	8
Income/(loss) before taxes	(342)	(1,173)	1,008	(71)	–	(1,943)	1,064	–
Income tax expense	3,698	419	570	–	–	3,966	610	–
Net income/(loss)	(4,040)	(1,592)	438	154	–	(5,909)	454	–
Net income/(loss) attributable to noncontrolling interests	(6)	1	4	–	–	(9)	19	–
Net income/(loss) attributable to shareholders	(4,034)	(1,593)	434	153	–	(5,900)	435	–
Economic profit (CHF million)	(1,273)	(1,907)	(185)	(33)	–	(4,506)	(2,036)	121
Statement of operations metrics
Cost/income ratio (%)	108.4	130.4	84.1	–	–	116.6	70.8	–
Effective tax rate (%)	–	(35.7)	56.5	–	–	(204.1)	57.3	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(1.53)	(0.60)	0.16	155	–	(2.24)	0.17	–
Diluted earnings/(loss) per share	(1.53)	(0.60)	0.16	155	–	(2.24)	0.17	–
Return on equity (%, annualized)
Return on equity	(35.5)	(13.9)	4.0	–	–	(17.3)	1.3	–
Return on tangible equity	(38.3)	(15.0)	4.5	–	–	(18.7)	1.5	–
Book value per share (CHF)
Book value per share	16.53	17.56	18.60	(6)	(11)	16.53	18.60	(11)
Tangible book value per share	15.22	16.29	16.57	(7)	(8)	15.22	16.57	(8)
Balance sheet statistics (CHF million)
Total assets	700,358	727,365	820,233	(4)	(15)	700,358	820,233	(15)
Risk-weighted assets	273,598	274,442	278,139	0	(2)	273,598	278,139	(2)
Leverage exposure	836,881	862,737	937,419	(3)	(11)	836,881	937,419	(11)
Number of employees (full-time equivalents)
Number of employees	51,680	51,410	50,140	1	3	51,680	50,140	3
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.

Results summary
3Q22 results
In 3Q22, Credit Suisse reported a net loss attributable to shareholders of CHF 4,034 million, which primarily reflected a valuation allowance of CHF 3,655 million relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review, compared to net income attributable to shareholders of CHF 434 million in 3Q21 and a net loss attributable to shareholders of CHF 1,593 million in 2Q22. In 3Q22, Credit Suisse reported a loss before taxes of CHF 342 million, compared to income before taxes of CHF 1,008 million in 3Q21 and a loss before taxes of CHF 1,173 million in 2Q22. Adjusted loss before taxes in 3Q22 was CHF 92 million compared to adjusted income before taxes of CHF 1,362 million in 3Q21 and an adjusted loss before taxes of CHF 442 million in 2Q22.
Results details
Net revenues
In 3Q22, we reported net revenues of CHF 3,804 million, which decreased 30% compared to 3Q21, primarily reflecting lower net revenues in the Investment Bank and Wealth Management. The decrease in the Investment Bank was driven by significantly reduced capital markets revenues and lower equity and fixed income sales and trading revenues, reflecting challenging operating conditions and the Group’s relative underperformance. The decrease in Wealth Management mainly reflected lower transaction- and performance-based revenues, lower recurring commissions and fees and lower other revenues, partially offset by higher net interest income.
Compared to 2Q22, net revenues increased 4%, primarily reflecting higher net revenues in the Corporate Center and Wealth Management, partially offset by lower net revenues in the Swiss Bank. The increase in Wealth Management mainly reflected higher other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. The decrease in the Swiss Bank mainly reflected lower net interest income and lower transaction-based revenues.
Provision for credit losses
In 3Q22, provision for credit losses of CHF 21 million were mainly related to CHF 21 million in the Swiss Bank and CHF 7 million in Wealth Management, partially offset by a release of provision for credit losses of CHF 6 million in the Investment Bank.
Total operating expenses
Compared to 3Q21, total operating expenses of CHF 4,125 million decreased 10%, primarily reflecting a decrease in compensation and benefits and general and administrative expenses. Compensation and benefits decreased 16%, mainly due to lower discretionary compensation expenses. General and administrative expenses decreased 5%, mainly due to lower litigation provisions. The Group recorded net litigation provisions of CHF 245 million in 3Q22, primarily relating to developments in a number of previously disclosed legal matters, mainly in the Corporate Center and Wealth Management. 3Q22 included restructuring expenses of CHF 55 million. Adjusted total operating expenses in 3Q22 of CHF 3,869 million decreased 6% compared to CHF 4,098 million in 3Q21.
Compared to 2Q22, total operating expenses decreased 13%, mainly reflecting decreases in compensation and benefits and general and administrative expenses. Compensation and benefits decreased 21%, mainly due to lower discretionary compensation expenses. General and administrative expenses decreased 4%, primarily reflecting lower litigation provisions. Adjusted total operating expenses decreased 8% compared to 2Q22.
Income tax
The Group has used a year to date effective tax rate (discrete method) as the best estimate of the annual effective tax rate to calculate income taxes for the period ended September 30, 2022. This was mainly due to uncertainties of tax consequences associated with the comprehensive strategic review and restructuring process.

In 3Q22, the income tax expense was CHF 3,698 million, primarily reflecting the valuation allowance of CHF 3,655 million relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review and valuation allowances relating to current period earnings. This was partially offset by the impact of the reassessment of non-deductible funding costs from previously unrecognized tax benefits and the impact of the geographical mix of results. Overall, net deferred tax assets/(liabilities) decreased CHF 3,718 million from CHF 2,824 million in 2Q22 to CHF (894) million during 3Q22, primarily driven by the reassessment of the deferred tax assets.
Regulatory capital
As of the end of 3Q22, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.6% and our risk-weighted assets (RWA) were CHF 273.6 billion.
Other information
Strategic review
On October 27, 2022, Credit Suisse announced a series of decisive actions intended to create a simpler, more focused and more stable bank built around client needs. The announcement follows a strategic review conducted by the Board of Directors and Executive Board, resulting in a radical restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital.
The Group expects to follow a clear execution roadmap and:
■ Radically restructure the Investment Bank to significantly reduce risk-weighted assets, targeting a reduction in RWAs of approximately 40% pre-Basel III reforms by 2025. The restructured Investment Bank is intended to contain the Markets business and CS First Boston. The Markets business would include the strongest and most relevant aspects of the Group’s trading capabilities while remaining committed to serving institutional clients and closely aligning with the Wealth Management and Swiss Bank businesses in offering its capabilities in cross-asset investor products as well as equities, foreign exchange and rates access. The Investment Bank’s capital markets and advisory activities would, after a transition period, lead to the creation of CS First Boston.
■ Make progress on the framework and exclusivity agreement, described below, to transfer a significant portion of Securitized Products Group (SPG) to an investor group led by Apollo Global Management (Apollo).
■ Accelerate cost reductions, reducing the Group’s cost base by 15%, or approximately CHF 2.5 billion, to approximately CHF 14.5 billion in 2025, with an interim target of CHF 15.8 billion in 2023. Our cost base target is measured using adjusted operating expenses at constant 2022 foreign exchange rates and on a constant perimeter, before the impact of the SPG transaction and other divestments.
■ Strengthen and reallocate capital. The Group is targeting a CET1 ratio pre-Basel III reform of at least 13% throughout the transformation from 2023 through 2025, and a CET1 ratio pre-Basel III reform of more than 13.5% by the end of 2025. Credit Suisse has announced its intention to raise capital with gross proceeds of approximately CHF 4 billion. In addition, it intends to allocate almost 80% of capital to Wealth Management, Swiss Bank, Asset Management and Markets by 2025, excluding the Corporate Center.
■ Create a Capital Release Unit (CRU), which will comprise (i) a Non-Core Unit (NCU) to accelerate the run-down of non-strategic, low-return businesses and markets, to release capital, targeting a reduction of approximately 60% of RWAs (excluding operational risk RWA) and approximately 55% of leverage exposure by the end of 2025 and (ii) SPG.
■ Target a Group Return on tangible equity (RoTE) of approximately 6% by 2025 and a Core Results RoTE of more than 8% by 2025. Core Results includes the results of the divisions and the Corporate Center and excludes the results of the CRU.
■ Advance a capital distribution policy with a nominal dividend over 2022-2024 and meaningful dividends from 2025 onwards.
The Group estimates restructuring charges, software and real estate impairments in connection with the transformation of CHF 2.9 billion over a period from 4Q22 to 2024. The transformation is intended to be funded through divestments, exits, the announced capital actions and existing resources.
> Refer to “Risk factor” for further information.
Securitized Products Group
On October 27, 2022, Credit Suisse announced that it has entered into a framework and exclusivity agreement to transfer a significant portion of SPG to an investor group led by Apollo. Under the terms of the proposed transaction, investment vehicles managed by affiliates of Apollo and Pacific Investment Management Company (PIMCO) would acquire the majority of SPG’s assets and other related financing businesses from the Group, form a new platform to enter into an investment management agreement to manage the residual assets on the Group’s behalf, hire SPG team members to the new platform and receive certain ongoing services from the Group. The transaction proposed under the framework agreement is subject to the signing of final binding documentation, which is anticipated during 4Q22. Closing of the proposed transaction would be subject to customary closing conditions and regulatory approvals and would be expected to occur during the first half of 2023.
Capital increase
On October 27, 2022, Credit Suisse announced its intention to raise capital with gross proceeds of approximately CHF 4 billion through the issuance of new shares to qualified investors, including Saudi National Bank, which has committed to invest up to CHF 1.5 billion to achieve a shareholding of up to 9.9%, and through a rights offering for existing shareholders, in each case subject to approval at the Extraordinary General Meeting (EGM) on November 23, 2022. These measures are expected to increase the Group’s CET1 ratio and support its strategic transformation.

Management changes
Effective August 1, 2022, Ulrich Körner took over the position of Chief Executive Officer (CEO) of the Group as previously announced. Effective August 22, 2022, Michael Rongetti succeeded Ulrich Körner as CEO of the Asset Management division on an ad interim basis and Francesco De Ferrari, CEO of the Wealth Management division, was appointed to take on the additional role of CEO of the EMEA region, a position in which he had served on an ad interim basis since January 2022. Effective September 19, 2022, Francesca McDonagh, who was previously announced as CEO of the EMEA region, took over the position of Chief Operating Officer of the Group. Effective October 1, 2022, Dixit Joshi joined Credit Suisse as the new Chief Financial Officer (CFO), as announced on August 22, 2022. As previously announced, David Mathers stepped down from his role as CFO after twelve years.
On October 27, 2022, we announced that Michael Klein will step down from the Board of Directors to act as advisor to the Group CEO, helping launch CS First Boston; it is anticipated that he will be appointed CEO designate of CS First Boston in 2023, subject to pending regulatory approvals. Christian Meissner, who has served as CEO of the Investment Bank and as a member of the Executive Board, has decided to leave the bank, effective immediately. Mike J. Ebert and Ken Pang have been appointed co-Heads of the Markets business, effective November 1, 2022, and they, together with David Miller, who will continue in his current role as Global Head of Investment Banking & Capital Markets, will report to the Group CEO. Nita Patel has been appointed as Chief Compliance Officer and a member of the Executive Board of the Group, effective November 1, 2022, following Rafael Lopez Lorenzo’s decision to step down from his role.
Liquidity issues in October 2022 and credit ratings downgrades
During the first two weeks of October 2022, following negative press and social media coverage based on incorrect rumors, Credit Suisse experienced significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits. These outflows have since stabilized to much lower levels but have not yet reversed. As is normal practice, we also limited our access to the capital markets in the period immediately preceding our strategy announcements. While these outflows have partially utilized liquidity buffers at the Group and legal entity level, and we have fallen below certain legal entity-level regulatory requirements, the core requirements of the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) at the Group level have been maintained at all times. The Group’s average daily LCR for the month of October through October 25 was 154%, with lower spot rates over this period that remained below this average through the date hereof. Remediation plans have been prepared to reverse these outflows, including accessing the public and private markets following our announcements on October 27 together with certain asset disposals, including the transfer of a significant portion of SPG to an investor group led by Apollo, and other measures. We would note that the execution of the strategic measures that we have announced is also expected to generate liquidity and reduce the funding requirements of the Group. We also continue to have access to central bank funding sources if required.
On November 1, 2022, Moody’s Investors Service affirmed the senior unsecured debt ratings of Credit Suisse Group AG and downgraded the long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch. Moody’s also downgraded all the short-term ratings by one notch and maintained the “negative” outlook on all ratings.
Following the affirmation of all ratings and outlooks on October 6, 2022, Standard and Poor’s Global Ratings downgraded the long-term issuer credit ratings of Credit Suisse Group AG and the long- and short-term issuer credit ratings of Credit Suisse AG, in each case by one notch on November 1, 2022. The outlook on these ratings has been revised from “negative” to “stable”.
See “Credit ratings” disclosure in the “Liquidity and funding management” section of this report for a discussion of the potential consequences of ratings downgrades. Steps we expect to take to address any such consequences or any regulatory concerns include those remedial actions outlined above.
These circumstances have exacerbated the risks we described under “Liquidity Risk” in our Risk Factors contained in our 2021 Annual Report.
Outflows in assets under management in October 2022
During the month of October 2022, following negative press and social media coverage based on incorrect rumors, Credit Suisse experienced client asset outflows at levels that substantially exceeded the rates incurred in 3Q22. These asset outflows primarily impacted our Wealth Management and Swiss Bank divisions. These outflows have reduced since mid-October but have not yet reversed. It is premature to estimate the impact on net new asset flows for 4Q22 but, coupled with reductions in asset values due to adverse market movements in client portfolios in 3Q22, this reduction in assets under management may lead to decreased fee revenues for the Group, thereby leading to reduced profitability.
Public tender offers for debt securities
On October 7, 2022, the Group announced offers by Credit Suisse International to repurchase certain senior debt securities for cash up to approximately CHF 3 billion. The offers entail a cash tender offer in relation to eight euro or pound sterling denominated senior debt securities for an aggregate consideration of up to EUR 1 billion and a separate cash tender offer in relation to twelve US dollar denominated senior debt securities for an aggregate consideration of up to USD 2 billion. Both offers are subject to various conditions as set out in the respective tender offer memoranda. The offers will expire on November 3, 2022 and November 10, 2022, respectively, subject to the terms and conditions set out in the offer documents.

Allfunds Group
On October 21, 2022, we announced the successful completion of the offering of our entire shareholding in Allfunds Group plc (Allfunds Group), which represented approximately 8.6% of the share capital of Allfunds Group, through an accelerated bookbuild offering to institutional investors. This transaction resulted in a loss of CHF 75 million, which will be recorded in 4Q22. Following the completion of this transaction, we will no longer hold any shares in Allfunds Group.
Expected loss in 4Q22
In 4Q22, we expect to record a CHF 75 million loss related to the full disposal of our shareholding in Allfunds Group. Additionally, we expect to incur restructuring charges and software and real estate impairments of approximately CHF 250 million in 4Q22 as part of the costs of the announced strategic transformation. Together with the negative revenue impacts from the exit of our non-core businesses and exposures and the adverse operating environment that we have been experiencing, we expect a net loss for the Group in 4Q22.
Goodwill
On October 27, 2022, the Group announced an updated strategy. This announcement may trigger a reassessment of the current segment structure and may potentially require the reallocation of goodwill balances from the current reporting units to the new reporting units on a relative fair value basis.
The announcement of the strategy and organizational changes as well as adverse market and economic conditions represent 3Q22 triggering events for goodwill impairment testing purposes, and under US GAAP, goodwill has to be tested for impairment both before and immediately after a reorganization of reporting units. The review of the Group’s five-year financial plan to reflect the announced strategy is expected to be finalized in 4Q22. Based on its goodwill impairment analysis performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of September 30, 2022. The fair value of the Asset Management reporting unit exceeded its related carrying value by only 12%. The goodwill for the Asset Management reporting unit became more sensitive to an impairment due to the higher cost of equity in 3Q22.
Russia’s invasion of Ukraine
In response to Russia’s invasion of Ukraine, many countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and business leaders, and these sanctions have been expanded several times. The Group continues to assess the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. As of September 30, 2022, the Group had a net credit exposure to Russia, after specific allowances and provisions for credit losses and valuation adjustments, of CHF 229 million, primarily related to corporates, individuals and the sovereign. In addition, Russian subsidiaries had a net asset value of approximately CHF 250 million as of September 30, 2022. The Group has further reduced Russia related exposures in 3Q22 as the market and counterparty situation evolved, and remaining exposures continue to be subject to ongoing monitoring and management. The Group notes that these developments may continue to affect its financial performance, including credit loss estimates and potential asset impairments.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds (SCFF) managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFF.
Beginning in 4Q21, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 18 million in 3Q22 relating to this fee waiver program, primarily in Wealth Management.
Significant negative consequences of the supply chain finance funds and Archegos matters
In prior financial reports, we have outlined the losses associated with the Archegos matter and the legal and regulatory consequences of that matter and the supply chain finance funds matter. There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position. For example, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, such as outflows of assets and a slowdown in net new asset generation across our divisions, attributable, at least in part, to these matters. The ongoing effect of these matters, and this harm and these reductions, can continue to affect our business overall, including our ability to attract and retain customers, clients, investors and employees and to conduct business transactions with our counterparties. While steps we have taken in response to the Archegos and SCFF matters are designed to reduce the Group’s risks, some of these changes will constrain certain areas of our business, thereby impacting negatively our results of operations. These challenges are taking place in the context of worsening macroeconomic and market conditions, potentially amplifying some of the negative consequences noted above. The foregoing challenges may also make it more difficult to implement our just-announced new strategic initiatives, as well as achievement of the targets and objectives associated with those initiatives.
> Refer to “Risk factors” in I – Information on the company and “Note 40 - Litigation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 and Note 33 – Litigation in III – Condensed consolidated financial statements - unaudited for further information on risks that may arise in relation to these matters and for a description of the regulatory and legal developments relating to these matters.

Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Performance measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. In addition, Credit Suisse also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
The Group’s economic profit is a non-GAAP financial measure, calculated using income/(loss) before tax applying a 25% tax rate less a capital charge. The capital charge is calculated based on the sum of (i) a cost of capital applied to the average regulatory capital of each of the four divisions; and (ii) a 10% cost of capital applied to the residual of the Group’s average tangible equity less the sum of the regulatory capital of the four divisions. The applied cost of capital for the divisions is 8% for Wealth Management, the Swiss Bank and Asset Management and 12% for the Investment Bank. Adjusted economic profit excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results overview
in / end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q22 (CHF million)
Net revenues	1,365	1,106	962	336	35	3,804
Provision for credit losses	7	(6)	21	(1)	0	21
Compensation and benefits	611	860	306	111	13	1,901
Total other operating expenses	726	918	252	136	192	2,224
of which general and administrative expenses	638	765	218	110	188	1,919
of which restructuring expenses	11	30	6	3	5	55
Total operating expenses	1,337	1,778	558	247	205	4,125
Income/(loss) before taxes	21	(666)	383	90	(170)	(342)
Economic profit (CHF million)	(168)	(873)	88	55	–	(1,273)
Cost/income ratio (%)	97.9	160.8	58.0	73.5	–	108.4
Total assets	201,828	237,127	216,135	3,881	41,387	700,358
Goodwill	1,348	0	501	1,169	0	3,018
Risk-weighted assets	63,344	82,529	71,445	8,522	47,758	273,598
Leverage exposure	231,357	317,149	240,153	2,960	45,262	836,881
2Q22 (CHF million)
Net revenues	1,266	1,109	1,050	311	(91)	3,645
Provision for credit losses	(11)	55	18	2	0	64
Compensation and benefits	774	1,090	365	158	5	2,392
Total other operating expenses	599	1,080	265	121	297	2,362
of which general and administrative expenses	505	878	229	96	297	2,005
of which goodwill impairment	0	23	0	0	0	23
of which restructuring expenses	15	60	3	1	1	80
Total operating expenses	1,373	2,170	630	279	302	4,754
Income/(loss) before taxes	(96)	(1,116)	402	30	(393)	(1,173)
Economic profit (CHF million)	(254)	(1,220)	101	9	–	(1,907)
Cost/income ratio (%)	108.5	195.7	60.0	89.7	–	130.4
Total assets	205,387	254,561	219,151	3,785	44,481	727,365
Goodwill	1,330	0	496	1,148	0	2,974
Risk-weighted assets	62,158	81,722	71,584	8,580	50,398	274,442
Leverage exposure	234,524	333,473	243,556	2,886	48,298	862,737
3Q21 (CHF million)
Net revenues	1,656	2,514	1,053	292	(78)	5,437
Provision for credit losses	18	(168)	3	1	2	(144)
Compensation and benefits	695	972	361	125	102	2,255
Total other operating expenses	541	869	235	148	525	2,318
of which general and administrative expenses	448	731	206	120	507	2,012
Total operating expenses	1,236	1,841	596	273	627	4,573
Income/(loss) before taxes	402	841	454	18	(707)	1,008
Economic profit (CHF million)	110	211	139	0	–	(185)
Cost/income ratio (%)	74.6	73.2	56.6	93.5	–	84.1
Total assets	216,846	320,291	224,798	3,728	54,570	820,233
Goodwill	1,341	1,650	494	1,130	0	4,615
Risk-weighted assets	64,602	87,721	69,873	8,395	47,548	278,139
Leverage exposure	244,922	380,439	250,439	2,769	58,850	937,419

Results overview (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
9M22 (CHF million)
Net revenues	3,808	4,153	3,121	1,008	(229)	11,861
Provision for credit losses	20	(107)	62	1	(1)	(25)
Compensation and benefits	2,134	3,048	1,062	434	73	6,751
Total other operating expenses	2,086	2,870	741	400	981	7,078
of which general and administrative expenses	1,805	2,336	640	320	971	6,072
of which goodwill impairment	0	23	0	0	0	23
of which restructuring expenses	36	126	10	4	5	181
Total operating expenses	4,220	5,918	1,803	834	1,054	13,829
Income/(loss) before taxes	(432)	(1,658)	1,256	173	(1,282)	(1,943)
Economic profit (CHF million)	(870)	(2,390)	343	92	–	(4,506)
Cost/income ratio (%)	110.8	142.5	57.8	82.7	–	116.6
9M21 (CHF million)
Net revenues	5,654	8,242	3,107	1,109	2	18,114
Provision for credit losses	7	4,216	8	2	(8)	4,225
Compensation and benefits	2,066	2,939	1,107	447	259	6,818
Total other operating expenses	1,431	2,572	681	391	932	6,007
of which general and administrative expenses	1,136	2,076	581	306	878	4,977
of which restructuring expenses	12	46	10	3	(1)	70
Total operating expenses	3,497	5,511	1,788	838	1,191	12,825
Income/(loss) before taxes	2,150	(1,485)	1,311	269	(1,181)	1,064
Economic profit (CHF million)	1,037	(2,450)	373	158	–	(2,036)
Cost/income ratio (%)	61.9	66.9	57.5	75.6	–	70.8

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q22 (CHF million)
Net revenues	1,365	1,106	962	336	35	3,804
(Gain)/loss on equity investment in Allfunds Group	(10)	0	0	0	0	(10)
(Gain)/loss on equity investment in Pfandbriefbank	0	0	(6)	0	0	(6)
Impairment on York Capital Management	0	0	0	10	0	10
Adjusted net revenues	1,355	1,106	956	346	35	3,798
Provision for credit losses	7	(6)	21	(1)	0	21
Total operating expenses	1,337	1,778	558	247	205	4,125
Restructuring expenses	(11)	(30)	(6)	(3)	(5)	(55)
Major litigation provisions	(54)	0	0	0	(124)	(178)
Expenses related to real estate disposals	(2)	(12)	0	(1)	0	(15)
Archegos	0	(8)	0	0	0	(8)
Adjusted total operating expenses	1,270	1,728	552	243	76	3,869
Income/(loss) before taxes	21	(666)	383	90	(170)	(342)
Adjusted income/(loss) before taxes	78	(616)	383	104	(41)	(92)
Adjusted economic profit	(126)	(835)	88	65	–	(1,122)
Adjusted return on tangible equity (%)	–	–	–	–	–	(10.3)
2Q22 (CHF million)
Net revenues	1,266	1,109	1,050	311	(91)	3,645
Real estate (gains)/losses	0	0	(13)	0	0	(13)
(Gains)/losses on business sales	1	0	0	0	0	1
(Gain)/loss on equity investment in Allfunds Group	168	0	0	0	0	168
(Gain)/loss on equity investment in SIX Group AG	9	0	10	0	0	19
Adjusted net revenues	1,444	1,109	1,047	311	(91)	3,820
Provision for credit losses	(11)	55	18	2	0	64
Total operating expenses	1,373	2,170	630	279	302	4,754
Goodwill impairment	0	(23)	0	0	0	(23)
Restructuring expenses	(15)	(60)	(3)	(1)	(1)	(80)
Major litigation provisions	(16)	(191)	0	0	(227)	(434)
Expenses related to real estate disposals	(1)	(5)	0	0	0	(6)
Archegos	0	(13)	0	0	0	(13)
Adjusted total operating expenses	1,341	1,878	627	278	74	4,198
Income/(loss) before taxes	(96)	(1,116)	402	30	(393)	(1,173)
Adjusted income/(loss) before taxes	114	(824)	402	31	(165)	(442)
Adjusted economic profit	(97)	(1,001)	101	10	–	(1,383)
Adjusted return on tangible equity (%)	–	–	–	–	–	(8.1)

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q21 (CHF million)
Net revenues	1,656	2,514	1,053	292	(78)	5,437
Real estate (gains)/losses	0	0	(4)	0	0	(4)
(Gains)/losses on business sales	41	0	0	0	1	42
Valuation adjustment related to major litigation	0	0	0	0	69	69
(Gain)/loss on equity investment in Allfunds Group	(130)	0	0	0	0	(130)
Impairment on York Capital Management	0	0	0	113	0	113
Archegos	0	(23)	0	0	0	(23)
Adjusted net revenues	1,567	2,491	1,049	405	(8)	5,504
Provision for credit losses	18	(168)	3	1	2	(144)
Archegos	0	188	0	0	0	188
Adjusted provision for credit losses	18	20	3	1	2	44
Total operating expenses	1,236	1,841	596	273	627	4,573
Major litigation provisions	(70)	0	0	0	(425)	(495)
Expenses related to real estate disposals	0	(3)	0	0	0	(3)
Expenses related to equity investment in Allfunds Group	(1)	0	0	0	0	(1)
Archegos	0	24	0	0	0	24
Adjusted total operating expenses	1,165	1,862	596	273	202	4,098
Income/(loss) before taxes	402	841	454	18	(707)	1,008
Adjusted income/(loss) before taxes	384	609	450	131	(212)	1,362
Adjusted economic profit	97	37	136	85	–	(24)
Adjusted return on tangible equity (%)	–	–	–	–	–	7.0

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
9M22 (CHF million)
Net revenues	3,808	4,153	3,121	1,008	(229)	11,861
Real estate (gains)/losses	(25)	(53)	(97)	(2)	0	(177)
(Gains)/losses on business sales	4	0	0	0	0	4
(Gain)/loss on equity investment in Allfunds Group	511	0	0	0	0	511
(Gain)/loss on equity investment in SIX Group AG	7	0	7	0	0	14
(Gain)/loss on equity investment in Pfandbriefbank	0	0	(6)	0	0	(6)
Impairment on York Capital Management	0	0	0	10	0	10
Archegos	0	(17)	0	0	0	(17)
Adjusted net revenues	4,305	4,083	3,025	1,016	(229)	12,200
Provision for credit losses	20	(107)	62	1	(1)	(25)
Archegos	0	155	0	0	0	155
Adjusted provision for credit losses	20	48	62	1	(1)	130
Total operating expenses	4,220	5,918	1,803	834	1,054	13,829
Goodwill impairment	0	(23)	0	0	0	(23)
Restructuring expenses	(36)	(126)	(10)	(4)	(5)	(181)
Major litigation provisions	(300)	(191)	0	0	(774)	(1,265)
Expenses related to real estate disposals	(3)	(20)	0	(1)	0	(24)
Archegos	0	(32)	0	0	0	(32)
Adjusted total operating expenses	3,881	5,526	1,793	829	275	12,304
Income/(loss) before taxes	(432)	(1,658)	1,256	173	(1,282)	(1,943)
Adjusted income/(loss) before taxes	404	(1,491)	1,170	186	(503)	(234)
Adjusted economic profit	(244)	(2,264)	279	102	–	(3,291)
Adjusted return on tangible equity (%)	–	–	–	–	–	(4.8)
9M21 (CHF million)
Net revenues	5,654	8,242	3,107	1,109	2	18,114
Real estate (gains)/losses	0	0	(8)	0	0	(8)
(Gains)/losses on business sales	41	0	0	0	1	42
Major litigation recovery	(49)	0	0	0	0	(49)
Valuation adjustment related to major litigation	0	0	0	0	69	69
(Gain)/loss on equity investment in Allfunds Group	(591)	0	0	0	0	(591)
Impairment on York Capital Management	0	0	0	113	0	113
Archegos	0	470	0	0	0	470
Adjusted net revenues	5,055	8,712	3,099	1,222	72	18,160
Provision for credit losses	7	4,216	8	2	(8)	4,225
Archegos	0	(4,312)	0	0	0	(4,312)
Adjusted provision for credit losses	7	(96)	8	2	(8)	(87)
Total operating expenses	3,497	5,511	1,788	838	1,191	12,825
Restructuring expenses	(12)	(46)	(10)	(3)	1	(70)
Major litigation provisions	(59)	0	0	0	(648)	(707)
Expenses related to real estate disposals	(4)	(36)	(4)	(1)	0	(45)
Expenses related to equity investment in Allfunds Group	(20)	0	0	0	0	(20)
Archegos	0	(7)	0	0	0	(7)
Adjusted total operating expenses	3,402	5,422	1,774	834	544	11,976
Income/(loss) before taxes	2,150	(1,485)	1,311	269	(1,181)	1,064
Adjusted income/(loss) before taxes	1,646	3,386	1,317	386	(464)	6,271
Adjusted economic profit	660	1,203	377	247	–	1,650
Adjusted return on tangible equity (%)	–	–	–	–	–	15.6

Risk factor
We may not achieve some or all of the expected benefits of the strategic initiatives we have announced
On October 27, 2022, we announced a comprehensive new strategic direction for the Group and significant changes to its structure and organization, including establishing a more capital-light Investment Bank, divesting non-core businesses and accelerating cost reduction. We have announced our objective to implement most of these measures by 2025.
Our goals, our strategy for implementing them, and the completion of these measures are based on a number of key assumptions, including in relation to the future economic environment and the economic growth of certain geographic regions, the regulatory landscape, our ability to meet certain financial goals, and the confidence of clients, counterparties, employees and other stakeholders, including regulatory authorities, in this strategy and in our ability to implement it. If any of these assumptions prove inaccurate in whole or in part, we may not be able to achieve some or all of the expected benefits of our strategic initiatives, including generating the intended structural cost savings, strengthening and reallocating our capital, reducing our risk-weighted assets (RWA) in certain divisions, divesting non-core businesses, generating future and sustainable returns, and achieving our other targets and strategic goals. The breadth of our strategic initiatives and goals also increases the challenges and risks of executing and implementing them. If we are unable to implement our strategy successfully in whole or in part, or should the strategic initiatives once implemented fail to produce the expected benefits, our financial results and our share price may be materially and adversely affected. Even if we are able to successfully implement our strategy, our proposed goals may increase our exposure to certain risks, including but not limited to credit risks, market risks, liquidity risks, operational risks and regulatory risks, and such risks may evolve in a way that is not under our control or entirely possible to predict.
Our strategy involves a change in focus within certain areas of our business, including exiting certain businesses. For example, we have announced our intention to transfer a majority of SPG’s assets and carve out CS First Boston as an independent investment bank for the capital markets and advisory businesses. These changes may have negative effects in these and other areas of our business and may result in an adverse effect on our business as a whole.
Moreover, any reputational harm resulting from prior events or from reactions to our strategic initiatives may make it more difficult to implement those strategic initiatives or achieve the related targets and objectives.
We anticipate that revenues and income for the Investment Bank will be materially reduced by the planned transfer of the majority of SPG’s assets, as well as by the targeted reduction in capital for the Investment Bank. Our ability to attract and retain clients also may be adversely affected by these changes. The capital-light Investment Bank is also likely to face increased competition in areas such as leveraged finance and underwriting, particularly from competitors that have access to larger amounts of capital. In addition, the new structure of the Investment Bank may pose challenges for the division to build upon other businesses and relationships of the Group and may limit the division’s ability to deliver cross-selling opportunities to other Group businesses.
Market conditions, the ability to attract potential purchasers, regulatory approvals and consents, and other similar uncertainties may also affect our ability to dispose of assets, achieve favorable prices or terms for these disposals, or complete any announced but not yet completed disposals, which may lead us to dispose of assets at a loss, at a higher than expected loss, hold these assets for a longer period of time than desired or planned, or fail to dispose of assets at all. A significant element of our strategic plans is to transfer a majority of SPG’s assets. While we have reached a framework and exclusivity agreement with certain counterparties to achieve this objective, we have not yet entered into a final agreement with them. While we and the counterparties are required to negotiate final agreements in good faith on the basis of agreed term sheets, there can be no assurance that we will succeed in doing so, or that the terms of any final arrangement will not materially differ from the ones contemplated at the date hereof. If we are unable to dispose of these assets as proposed or announced, we may not be able to reduce our RWAs and leverage exposure according to plan or achieve the capital targets set out in our strategy.
In addition, we anticipate these disposals and changes to the Group may result in further impairments and write-downs, including in relation to goodwill and the revaluation of our deferred tax assets, which may have a material adverse effect on our results of operations and financial condition. These changes may also lead to further impairments of the capital effective component of the values of Credit Suisse AG (Bank parent company)’s participations in certain of its subsidiaries, which would negatively impact its Swiss CET1 ratio.
Our strategy also includes certain financial goals and targets. Our ability to achieve these targets is based on a number of macro-economic factors and underlying business assumptions, such as a higher interest rate environment and our ability to hold and attract client assets at levels and rates similar to those in the past. For example, a period of stagflation may have negative effects on our ability to achieve our financial goals and targets. Furthermore, we do not expect geopolitical risks to escalate significantly. Deviations from any of these assumptions would impact our ability to achieve our financial goals and targets.

We are also seeking to achieve significant cost savings as part of our plan. We are targeting to reduce our costs based on the assumption that, in addition to specific strategic business exit and curtailment activities that account for a significant proportion of the intended cost savings, more savings can be achieved through efficiency measures. Implementing these measures will entail the incurrence of significant restructuring expenses, including software and real estate impairments, estimated to be on the order of CHF 2.9 billion through the end of 2024, although they could exceed this level. These measures include de-scoping of business and internal footprint, organizational effectiveness and simplification, workforce management and third-party cost management. Furthermore, we have identified short-term actions to set the right trajectory to meet our cost ambitions. These include a 5% planned reduction in permanent headcount by the end of 2022, and, in 2023, a 30% reduction in contractor spend and a 50% reduction in consultancy spend. Our ability to achieve these cost savings is dependent on the execution of these measures on time and to their full extent There is also a risk that these measures impact the revenue generation capabilities of the business beyond what has been taken into account currently for the strategic business curtailment activities. In addition, our planned exit from certain businesses and disposals of certain assets may entail higher costs or take more time than anticipated and accordingly impact our ability to achieve our targeted cost savings. Furthermore, additional costs could arise from any number of anticipated or unanticipated developments, such as costs relating to compliance with additional regulatory requirements and increased regulatory charges.
Across all our businesses, we need to attract and retain highly qualified employees. The anticipated changes in the Group as part of our strategic initiatives may negatively impact our ability to hire and retain highly qualified employees, including due to any changes or reductions in compensation. If we are unable to attract and/or retain highly qualified employees across our businesses, this may have a material adverse effect on our ability to implement our strategy.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 3Q22, 29% of our total assets and 20% of total liabilities were measured at fair value. The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 3Q22, total assets at fair value recorded as level 3 decreased CHF 0.4 billion to CHF 9.8 billion compared to the end of 2Q22, primarily reflecting net settlements in loans held-for-sale, trading assets and loans. As of the end of 3Q22, our level 3 assets comprised 1% of total assets and 5% of total assets measured at fair value, stable compared to the end of 2Q22.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II – Operating and financial review – Credit Suisse – Other information in the Credit Suisse Annual Report 2021 and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding debt securities registered with the US Securities and Exchange Commission (SEC), which as of September 30, 2022 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group, and the guarantees have been in place since March 2007. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc., but to date there has been no occasion where holders of the debt securities have demanded payment under the guarantees. The guarantee from the Group is subordinated to senior liabilities, and the guarantees from the Group and the Bank are structurally subordinated to liabilities of any of the subsidiaries of the Group or the Bank that do not guarantee the debt securities.
Regulatory developments and proposals
As previously disclosed in our 2021 Annual Report, as a result of Russia’s invasion of Ukraine, beginning in February 2022, the US, EU, UK, Switzerland and other countries across the world imposed sanctions against a number of parties, sectors and activities relating to Russia. The US, EU, UK and Switzerland all continue to impose sanctions in response to Russian aggression, including designating and imposing new asset-freeze sanctions on Russian individuals and entities, and a prohibition on US persons from purchasing both new and existing debt and equity securities issued by entities in the Russian Federation.

On June 23, 2022, the Board of Governors of the Federal Reserve System (Fed) announced the results of its annual supervisory stress tests, as implemented pursuant to the Dodd-Frank Act. Our US intermediate holding company (IHC) remained above its risk-based minimum capital requirements. On August 4, 2022, the Fed announced the individual capital requirements for large banks. Our US IHC’s stress capital buffer increased from 6.9% to 9% based on the 2022 stress tests. This revised stress capital buffer went into effect October 1, 2022. If our US IHC does not maintain its stress capital buffer above minimum risk-based capital requirements, it will be limited in its ability to pay dividends and make discretionary bonus payments and other earnings distributions.
On August 12, 2022, the US Commodity Futures Trading Commission issued a final rule modifying the swap clearing requirement to support the transition from LIBOR under the Adjustable Interest Rate (LIBOR) Act. Effective September 23, 2022, the rule removes the requirement to clear certain interest rate swaps referencing GBP LIBOR, CHF LIBOR, JPY LIBOR and EUR Euro Overnight Index Average, and adds the requirement to clear overnight index swaps referencing replacement rates (including certain settings of CHF Swiss Average Rate Overnight, JPY Tokyo Overnight Average and EUR Euro Short-Term Rate). Effective October 31, 2022, the rule adds a requirement to clear overnight index swaps referencing certain settings of USD Secured Overnight Financing Rate and SGD Singapore Overnight Rate. Finally, effective July 1, 2023, the rule removes the requirement to clear certain interest rate swaps referencing USD LIBOR and SGD Swap Offer Rate.
On September 29, 2022, the UK Financial Conduct Authority (FCA) announced its plan to retire synthetic 1- and 6-month GBP LIBOR at the end of March 2023 instead of December 2022 as originally announced. The FCA also encouraged parties to private finance initiative (PFI) loans that remain linked to 6-month sterling LIBOR to amend such contracts as a matter of priority. The FCA is further considering the appropriate date to retire the 3-month GBP LIBOR setting and whether to continue requiring the publication of synthetic USD LIBOR when the US dollar LIBOR panel ends on June 23, 2023.
On August 16, 2022, major US tax reform legislation known as the Inflation Reduction Act (IRA) was enacted. The IRA makes significant changes to US tax law, including the introduction of a corporate alternative minimum tax of 15% of the “adjusted financial statement income” of certain domestic corporations (effective in taxable years beginning after December 31, 2022) and a 1% excise tax on stock repurchases by certain domestic corporations (effective on repurchases made after December 31, 2022). The IRA may affect the taxation of (and potential valuation of) subsidiaries in the future.
On August 31, 2022, the Swiss Federal Council enacted the revised Anti-Money Laundering Act (AMLA) and Anti-Money Laundering Ordinance (AMLO). The revision provides for enhanced measures for financial intermediaries in the areas of beneficial ownership, updating of client data and suspicious activity reports concerning money laundering. In addition to the amendments to the AMLA and AMLO, the Swiss Federal Council is enacting implementing provisions in various Federal ordinances, including on reporting and on the new mandate of the Central Office for Precious Metals Control as a money laundering oversight authority. Furthermore, the duties in the event of suspicion of money laundering will no longer be set out in ordinances from the supervisory authorities, and instead will be regulated by the Swiss Federal Council.
On September 16, 2022, the Swiss Federal Council decided, based on the public policy provision of the Convention on Mutual Administrative Assistance in Tax Matters, to stop transmitting tax-related information to the Russian Federation for the time being. The temporary suspension affects all forms of tax-related information exchange with the Russian Federation, including the automatic exchange of information on financial accounts and country-by-country reports, the exchange of information on request and the spontaneous exchange of information.
In early April 2022, the referendum against the reform of the Swiss withholding tax was called. As previously disclosed, the reform would have largely abolished the withholding tax on interest on bonds and removed the turnover tax on domestic bonds. However, on September 25, 2022, the Swiss public voted against the reform of the Swiss withholding tax. The reform will therefore not enter into force.
On September 29, 2022, US Treasury's Financial Crimes Enforcement Network (FinCEN) published a final rule implementing the beneficial ownership reporting requirements of the Corporate Transparency Act of 2020. Under the final rule, beginning January 1, 2024, US legal entities and foreign legal entities registered to do business in the United States will be required to report beneficial ownership information to FinCEN unless they are eligible for an exemption from reporting.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2021 and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management for further information.

Wealth Management
In 3Q22, we reported income before taxes of CHF 21 million compared to income before taxes of CHF 402 million in 3Q21. Net revenues of CHF 1,365 million decreased 18% compared to 3Q21, and total operating expenses increased 8%.
Results summary
3Q22 results
In 3Q22, income before taxes of CHF 21 million decreased 95% compared to 3Q21. Net revenues of CHF 1,365 million decreased 18%, mainly reflecting lower transaction- and performance-based revenues, lower recurring commissions and fees and lower other revenues, partially offset by higher net interest income. Other revenues in 3Q22 included a gain on the equity investment in Allfunds Group of CHF 10 million. Other revenues in 3Q21 included a gain on the equity investment in Allfunds Group of CHF 130 million, partially offset by a loss from the sale of Credit Suisse Life & Pensions AG of CHF 41 million. Year-to-date losses through the end of 3Q22 on the equity investment in Allfunds Group totaled CHF 511 million compared to gains of CHF 591 million in the same period last year. We recorded a provision for credit losses of CHF 7 million compared to a provision for credit losses of CHF 18 million in 3Q21. Total operating expenses of CHF 1,337 million increased 8%, mainly driven by higher general and administrative expenses, including an impairment of IT-related assets of CHF 145 million following a review of the Wealth Management technology and platform strategy, partially offset by lower compensation and benefits.
Compared to 2Q22, income before taxes increased CHF 117 million. Net revenues increased 8%, mainly reflecting higher other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Other revenues in 3Q22 included the gain on the equity investment in Allfunds Group. Other revenues in 2Q22 included a loss on the equity investment in Allfunds Group of CHF 168 million and a loss on the equity investment in SIX Swiss Exchange (SIX) of CHF 9 million. We recorded a provision for credit losses of CHF 7 million compared to a release of provision for credit losses of CHF 11 million in 2Q22. Total operating expenses decreased 3%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses, including the impairment of IT-related assets.
Capital and leverage metrics
As of the end of 3Q22, we reported RWA of CHF 63.3 billion, an increase of CHF 1.2 billion compared to the end of 2Q22, mainly due to the foreign exchange impact, external model and parameter updates in credit risk and movements in risk levels, primarily in market risk. Leverage exposure of CHF 231.4 billion was CHF 3.2 billion lower compared to the end of 3Q21, reflecting lower business usage, partially offset by an increase in high-quality liquid assets (HQLA) and the foreign exchange impact.
Divisional results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Net revenues	1,365	1,266	1,656	8	(18)	3,808	5,654	(33)
Provision for credit losses	7	(11)	18	–	(61)	20	7	186
Compensation and benefits	611	774	695	(21)	(12)	2,134	2,066	3
General and administrative expenses	638	505	448	26	42	1,805	1,136	59
Commission expenses	77	79	93	(3)	(17)	245	283	(13)
Restructuring expenses	11	15	–	(27)	–	36	12	200
Total other operating expenses	726	599	541	21	34	2,086	1,431	46
Total operating expenses	1,337	1,373	1,236	(3)	8	4,220	3,497	21
Income/(loss) before taxes	21	(96)	402	–	(95)	(432)	2,150	–
Economic profit (CHF million)	(168)	(254)	110	(34)	–	(870)	1,037	–
Statement of operations metrics
Return on regulatory capital (%)	0.7	(3.2)	12.6	–	–	(4.7)	22.6	–
Cost/income ratio (%)	97.9	108.5	74.6	–	–	110.8	61.9	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Net revenue detail (CHF million)
Net interest income	615	558	511	10	20	1,687	1,608	5
Recurring commissions and fees	382	408	464	(6)	(18)	1,210	1,381	(12)
Transaction- and performance-based revenues	357	478	593	(25)	(40)	1,413	2,068	(32)
Other revenues	11	(178)	88	–	(88)	(502)	597	–
Net revenues	1,365	1,266	1,656	8	(18)	3,808	5,654	(33)
Balance sheet statistics (CHF million)
Total assets	201,828	205,387	216,846	(2)	(7)	201,828	216,846	(7)
Net loans	89,295	93,460	107,422	(4)	(17)	89,295	107,422	(17)
Risk-weighted assets	63,344	62,158	64,602	2	(2)	63,344	64,602	(2)
Leverage exposure	231,357	234,524	244,922	(1)	(6)	231,357	244,922	(6)
Margins on assets under management (annualized) (bp)
Gross margin [1]	83	73	87	–	–	73	101	–
Net margin [2]	1	(6)	21	–	–	(8)	38	–
Number of relationship managers
Number of relationship managers	1,880	1,940	1,900	(3)	(1)	1,880	1,900	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Wealth Management
in	3Q22	2Q22	3Q21	9M22	9M21
Results (CHF million)
Net revenues	1,365	1,266	1,656	3,808	5,654
Real estate (gains)/losses	0	0	0	(25)	0
(Gains)/losses on business sales	0	1	41	4	41
Major litigation recovery	0	0	0	0	(49)
(Gain)/loss on equity investment in Allfunds Group	(10)	168	(130)	511	(591)
(Gain)/loss on equity investment in SIX Group AG	0	9	0	7	0
Adjusted net revenues	1,355	1,444	1,567	4,305	5,055
Provision for credit losses	7	(11)	18	20	7
Total operating expenses	1,337	1,373	1,236	4,220	3,497
Restructuring expenses	(11)	(15)	–	(36)	(12)
Major litigation provisions	(54)	(16)	(70)	(300)	(59)
Expenses related to real estate disposals	(2)	(1)	0	(3)	(4)
Expenses related to equity investment in Allfunds Group	0	0	(1)	0	(20)
Adjusted total operating expenses	1,270	1,341	1,165	3,881	3,402
Income/(loss) before taxes	21	(96)	402	(432)	2,150
Adjusted income before taxes	78	114	384	404	1,646
Adjusted economic profit	(126)	(97)	97	(244)	660
Adjusted return on regulatory capital (%)	2.5	3.8	12.0	4.4	17.3
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 3Q21, net revenues of CHF 1,365 million decreased 18%, reflecting lower transaction- and performance-based revenues, lower recurring commissions and fees and lower other revenues, partially offset by higher net interest income. Transaction- and performance-based revenues of CHF 357 million decreased 40%, mainly driven by lower revenues from Global Trading Solutions (GTS) and lower brokerage and product issuing fees. Transaction-based revenues in 3Q22 included mark-to-market losses of CHF 35 million on our fair valued portfolio related to our APAC Financing Group. Recurring commissions and fees of CHF 382 million decreased 18%, mainly reflecting lower investment product fees due to lower average assets under management and lower security account and custody services fees, investment advisory fees and fee income on lending activities. Other revenues in 3Q22 included a gain on the equity investment in Allfunds Group of CHF 10 million. Other revenues in 3Q21 included a gain on the equity investment in Allfunds Group of CHF 130 million, partially offset by a loss from the sale of Credit Suisse Life & Pensions AG of CHF 41 million. Net interest income of CHF 615 million increased 20%, mainly reflecting higher deposit margins on lower average deposit volumes, partially offset by stable loan margins on lower average loan volumes.
Compared to 2Q22, net revenues increased 8%, mainly reflecting higher other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Other revenues in 3Q22 included the gain on the equity investment in Allfunds Group. Other revenues in 2Q22 included the loss on the equity investment in Allfunds Group of CHF 168 million and a loss on the equity investment in SIX of CHF 9 million. Net interest income increased 10%, mainly reflecting higher deposit margins on lower average deposit volumes, partially offset by lower loan margins on lower average loan volumes. Transaction- and performance-based revenues decreased 25%, mainly reflecting lower revenues from GTS, lower brokerage and product issuing fees and lower equity participations income, partially offset by higher corporate advisory fees. Recurring commissions and fees decreased 6%, mainly reflecting lower fee from lending activities, lower investment product fees and lower security account and custody services fees.
Provision for credit losses
The loan portfolio is comprised of lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured corporate lending.
In 3Q22, we recorded a provision for credit losses of CHF 7 million, compared to a provision for credit losses of CHF 18 million in 3Q21 and a release of provision for credit losses of CHF 11 million in 2Q22.
Total operating expenses
Compared to 3Q21, total operating expenses of CHF 1,337 million increased 8%, mainly driven by higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses of CHF 638 million increased 42%, mainly driven by an impairment of IT-related assets of CHF 145 million following a review of the Wealth Management technology and platform strategy in 3Q22 and higher allocated corporate function costs. Compensation and benefits of CHF 611 million decreased 12%, mainly driven by lower discretionary compensation expenses, partially offset by higher deferred compensation expenses from prior-year awards and higher salary expenses.
Compared to 2Q22, total operating expenses decreased 3%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits decreased 21%, primarily reflecting lower discretionary compensation expenses. General and administrative expenses increased 26%, mainly reflecting the impairment of the IT-related assets in 3Q22 and higher litigation provisions.
Margins
Our gross margin was 83 basis points in 3Q22 a decrease of four basis points compared to 3Q21, mainly driven by lower transaction- and performance-based revenues, lower recurring commissions and fees and lower other revenues, partially offset by a 13% decrease in average assets under management. Compared to 2Q22, our gross margin was ten basis points higher, reflecting higher net revenues, mainly from the impact of our equity investment in Allfunds Group, and a 5% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was one basis point in 3Q22, a decrease of 20 basis points compared to 3Q21, mainly reflecting lower net revenues and higher total operating expenses, partially offset by the 13% decrease in average assets under management. Compared to 2Q22, our net margin was seven basis points higher, mainly reflecting the higher net revenues and lower total operating expenses.
Assets under management
As of the end of 3Q22, assets under management of CHF 635.4 billion were CHF 26.1 billion lower compared to the end of 2Q22, mainly driven by unfavorable market movements and net asset outflows. Net asset outflows of CHF 6.4 billion reflected mainly outflows across the Middle East, Asia Pacific and Swiss ultra-high-net-worth businesses, partially offset by inflows in the European businesses.
> Refer to “Outflows in assets under management in October 2022” in Credit Suisse for further information.

Assets under management
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Assets under management (CHF billion)
Assets under management	635.4	661.5	760.6	(3.9)	(16.5)	635.4	760.6	(16.5)
Average assets under management	657.1	693.6	758.8	(5.3)	(13.4)	691.7	747.4	(7.5)
Assets under management by currency (CHF billion)
USD	318.3	323.2	374.3	(1.5)	(15.0)	318.3	374.3	(15.0)
EUR	112.4	120.8	146.1	(7.0)	(23.1)	112.4	146.1	(23.1)
CHF	64.1	69.3	77.1	(7.5)	(16.9)	64.1	77.1	(16.9)
Other	140.6	148.2	163.1	(5.1)	(13.8)	140.6	163.1	(13.8)
Assets under management	635.4	661.5	760.6	(3.9)	(16.5)	635.4	760.6	(16.5)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(6.4)	(1.4)	5.4	–	–	(3.0)	13.4	–
Other effects	(19.7)	(44.1)	(14.2)	–	–	(104.2)	40.3	–
of which market movements	(19.7)	(41.7)	(11.2)	–	–	(93.0)	23.2	–
of which foreign exchange	1.1	6.0	(1.1)	–	–	13.6	25.6	–
of which other	(1.1)	(8.4)	(1.9)	–	–	(24.8)	(8.5)	–
Increase/(decrease) in assets under management	(26.1)	(45.5)	(8.8)	–	–	(107.2)	53.7	–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(3.9)	(0.8)	2.8	–	–	(0.5)	2.5	–
Other effects	(11.9)	(24.9)	(7.4)	–	–	(18.7)	7.6	–
Increase/(decrease) in assets under management (annualized)	(15.8)	(25.7)	(4.6)	–	–	(19.2)	10.1	–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	(0.8)	0.8	2.1	–	–	–	–	–
Other effects	(15.7)	(14.8)	8.7	–	–	–	–	–
Increase/(decrease) in assets under management (rolling four-quarter average)	(16.5)	(14.0)	10.8	–	–	–	–	–

Investment Bank
In 3Q22, we reported a loss before taxes of CHF 666 million compared to income before taxes of CHF 841 million in 3Q21. Net revenues of CHF 1,106 million decreased 56% compared to 3Q21, reflecting declines across most businesses due to continued volatile market conditions, the impact of de-risking and significantly reduced capital usage.
Results summary
3Q22 results
In 3Q22, we reported a loss before taxes of CHF 666 million compared to income before taxes of CHF 841 million in 3Q21. Net revenues of CHF 1,106 million decreased 56% compared to 3Q21, driven by significantly reduced capital markets revenues and lower equity and fixed income sales and trading revenues, reflecting challenging operating conditions and the Group’s relative underperformance. Market conditions were characterized by continued geopolitical and macroeconomic uncertainty resulting in higher levels of volatility for equity and interest rates, widened credit spreads, high levels of inflation and increased energy prices. In 3Q22, we recorded a release of provision for credit losses of CHF 6 million compared to a release of CHF 168 million in 3Q21. Total operating expenses of CHF 1,778 million decreased 3% compared to 3Q21, mainly reflecting lower compensation and benefits. Adjusted total operating expenses decreased 7% compared to 3Q21.
Our loss before taxes in 3Q22 improved compared to a loss before taxes of CHF 1,116 million in 2Q22. Net revenues were stable, as higher capital markets and advisory revenues were offset by reduced equity and fixed income sales and trading revenues. We recorded a release of provision for credit losses of CHF 6 million compared to a provision for credit losses of CHF 55 million in 2Q22. Total operating expenses decreased 18%, primarily reflecting lower compensation and benefits and lower general and administrative expenses. Adjusted total operating expenses decreased 8% compared to 2Q22.
Capital and leverage metrics
As of the end of 3Q22, RWA of USD 84.3 billion decreased USD 1.2 billion compared to the end of 2Q22, driven by movements in risk levels in credit risk due to business reductions. Leverage exposure of USD 323.9 billion decreased USD 25.1 billion compared to the end of 2Q22, reflecting lower HQLA and reductions in prime services.
Divisional results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Net revenues	1,106	1,109	2,514	0	(56)	4,153	8,242	(50)
Provision for credit losses	(6)	55	(168)	–	(96)	(107)	4,216	–
Compensation and benefits	860	1,090	972	(21)	(12)	3,048	2,939	4
General and administrative expenses	765	878	731	(13)	5	2,336	2,076	13
Commission expenses	123	119	138	3	(11)	385	450	(14)
Goodwill impairment	0	23	0	(100)	–	23	0	–
Restructuring expenses	30	60	–	(50)	–	126	46	174
Total other operating expenses	918	1,080	869	(15)	6	2,870	2,572	12
Total operating expenses	1,778	2,170	1,841	(18)	(3)	5,918	5,511	7
Income/(loss) before taxes	(666)	(1,116)	841	(40)	–	(1,658)	(1,485)	12
Economic profit	(873)	(1,220)	211	(28)	–	(2,390)	(2,450)	(2)
Statement of operations metrics
Return on regulatory capital (%)	(16.1)	(25.7)	18.1	–	–	(12.8)	(9.4)	–
Cost/income ratio (%)	160.8	195.7	73.2	–	–	142.5	66.9	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	547	600	759	(9)	(28)	1,888	3,065	(38)
Equity sales and trading	239	330	514	(28)	(54)	1,073	1,422	(25)
Capital markets	96	38	897	153	(89)	564	3,054	(82)
Advisory and other fees	225	183	349	23	(36)	612	711	(14)
Other revenues [1]	(1)	(42)	(5)	(98)	(80)	16	(10)	–
Net revenues	1,106	1,109	2,514	0	(56)	4,153	8,242	(50)
Balance sheet statistics (CHF million)
Total assets	237,127	254,561	320,291	(7)	(26)	237,127	320,291	(26)
Net loans	30,492	29,253	24,374	4	25	30,492	24,374	25
Risk-weighted assets	82,529	81,722	87,721	1	(6)	82,529	87,721	(6)
Risk-weighted assets (USD)	84,273	85,517	93,854	(1)	(10)	84,273	93,854	(10)
Leverage exposure	317,149	333,473	380,439	(5)	(17)	317,149	380,439	(17)
Leverage exposure (USD)	323,852	348,958	407,039	(7)	(20)	323,852	407,039	(20)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjustment items
	Investment Bank
in	3Q22	2Q22	3Q21	9M22	9M21
Results (CHF million)
Net revenues	1,106	1,109	2,514	4,153	8,242
Real estate (gains)/losses	0	0	0	(53)	0
Archegos	0	0	(23)	(17)	470
Adjusted net revenues	1,106	1,109	2,491	4,083	8,712
Provision for credit losses	(6)	55	(168)	(107)	4,216
Archegos	0	0	188	155	(4,312)
Adjusted provision for credit losses	(6)	55	20	48	(96)
Total operating expenses	1,778	2,170	1,841	5,918	5,511
Goodwill impairment	0	(23)	0	(23)	0
Restructuring expenses	(30)	(60)	–	(126)	(46)
Major litigation provisions	0	(191)	0	(191)	0
Expenses related to real estate disposals	(12)	(5)	(3)	(20)	(36)
Archegos	(8)	(13)	24	(32)	(7)
Adjusted total operating expenses	1,728	1,878	1,862	5,526	5,422
Income/(loss) before taxes	(666)	(1,116)	841	(1,658)	(1,485)
Adjusted income/(loss) before taxes	(616)	(824)	609	(1,491)	3,386
Adjusted economic profit	(835)	(1,001)	37	(2,264)	1,203
Adjusted return on regulatory capital (%)	(14.9)	(19.0)	13.2	(11.5)	23.2
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 3Q22, fixed income revenues of CHF 547 million decreased 28% compared to 3Q21, primarily reflecting lower revenues across securitized products and global credit products, partially offset by increased macro products revenues. Securitized products revenues decreased compared to a strong prior year, primarily driven by reduced non-agency and agency trading activity, reflecting widened credit spreads and increased volatility. Global credit products revenues decreased, reflecting lower leveraged finance and investment grade trading volumes, partially offset by increased financing revenues. In addition, emerging markets revenues decreased, primarily driven by lower structured credit activity in EMEA. These declines were partially offset by higher macro products revenues across rates and foreign exchange due to increased client activity and high levels of volatility.
Compared to 2Q22, fixed income revenues decreased 9%, reflecting lower revenues across global credit products and securitized products, partially offset by increased macro products and emerging markets revenues. Global credit products revenues decreased significantly, primarily due to lower leveraged finance trading activity. Securitized products revenues decreased, driven by reduced non-agency and agency trading activity, partially offset by increased asset finance revenues. These declines were partially offset by higher macro products revenues, reflecting higher revenues in our foreign exchange businesses due to increased volatility. In addition, emerging markets revenues increased, driven by improved financing activity across regions and increased trading activity in EMEA and Latin America.
Equity sales and trading
In 3Q22, equity sales and trading revenues of CHF 239 million decreased 54% compared to 3Q21, reflecting lower equity derivatives, prime services and cash equities revenues. Equity derivatives revenues decreased significantly compared to a strong prior year, reflecting lower structured, flow and corporate equity derivatives trading activity. Prime services revenues decreased significantly, consistent with a decline in client balances, reflecting the exit of the majority of the franchise. In addition, cash equities revenues decreased due to lower secondary trading revenues, particularly in Asia Pacific and the US.
Compared to 2Q22, equity sales and trading revenues decreased 28%, reflecting lower revenues across equity derivatives and cash equities driven by a decrease in client activity. Equity derivatives revenues decreased significantly, primarily driven by lower structured and flow equity derivatives trading activity. In addition, cash equities revenues decreased, driven by reduced trading activity in Asia Pacific and the US, partially offset by higher trading revenues in EMEA. Prime services revenues remained subdued.
Capital markets
In 3Q22, capital markets revenues of CHF 96 million decreased 89% compared to a strong 3Q21, reflecting significantly lower street fees across products and challenging market conditions, including high levels of volatility. Equity capital markets revenues decreased, reflecting significantly lower initial public offering (IPO) and follow-on issuance activity. In addition, debt capital markets revenues decreased significantly, reflecting reduced issuance activity, particularly in leveraged finance, and mark-to-market losses of CHF 118 million in leveraged finance due to challenging market conditions.
Compared to 2Q22, capital markets revenues increased 153%, primarily driven by significantly higher debt capital markets activity, reflecting increased leveraged finance issuance revenues, as 2Q22 included mark-to-market losses of CHF 235 million. In addition, equity capital markets revenues increased moderately.
Advisory and other fees
In 3Q22, advisory revenues of CHF 225 million decreased 36%, driven by lower revenues from completed mergers and acquisitions (M&A) transactions, reflecting reduced industry-wide deal closings.
Compared to 2Q22, advisory revenues increased 23%, reflecting higher revenues from completed M&A transactions.

Provision for credit losses
In 3Q22, we recorded a release of provision for credit losses of CHF 6 million compared to a release of CHF 168 million in 3Q21 and compared to a provision for credit losses of CHF 55 million in 2Q22. 3Q22 included a release of non-specific provisions for expected credit losses pertaining to the recalibration of model overlays. The release of provision for credit losses in 3Q21 was driven by a release of CHF 188 million pertaining to an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
In 3Q22, total operating expenses of CHF 1,778 million decreased 3% compared to 3Q21, mainly reflecting lower compensation and benefits. Compensation and benefits of CHF 860 million decreased 12%, reflecting reduced discretionary compensation expenses, partially offset by higher salary expenses and deferred compensation expenses from prior year awards. General and administrative expenses of CHF 765 million increased 5%, reflecting higher professional services fees, allocated corporate function costs and travel and entertainment costs, partially offset by lower litigation provisions. In 3Q22, we incurred restructuring expenses of CHF 30 million.
Compared to 2Q22, total operating expenses decreased 18%, primarily reflecting lower compensation and benefits and general and administrative expenses. Compensation and benefits decreased 21%, primarily driven by reduced discretionary compensation expenses. General and administrative expenses decreased 13%, reflecting lower litigation provisions. 2Q22 included provisions mainly in connection with a previously disclosed matter concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels.
Investment banking & capital markets fees
In order to reflect the performance and capabilities of the capital markets and advisory business and for enhanced comparability versus peers, the table below shows advisory, debt capital markets and equity capital markets fees in US dollar terms. Fees are defined as gross revenues generated from advisory and capital markets activity as well as derivatives in connection with such activity, before allocated funding costs, and excludes mark-to-market movements in debt underwriting, including leveraged finance.
	in			% change		in		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Investment banking & capital markets fees (USD million)
Advisory	245	189	391	30	(37)	662	820	(19)
Debt capital markets [1]	153	182	447	(16)	(66)	682	1,691	(60)
Equity capital markets	82	80	501	2	(84)	279	1,640	(83)
Investment banking & capital markets fees	480	451	1,339	6	(64)	1,623	4,151	(61)
1 Excludes mark-to-market movements of USD (120) million in 3Q22, USD (245) million in 2Q22, USD (367) million in 9M22 and USD 34 million in 9M21.

Swiss Bank
In 3Q22, we reported income before taxes of CHF 383 million compared to income before taxes of CHF 454 million in 3Q21. Net revenues of CHF 962 million decreased 9% compared to 3Q21, primarily reflecting lower net interest income.
Results summary
3Q22 results
In 3Q22, income before taxes of CHF 383 million decreased 16% compared to 3Q21. Net revenues of CHF 962 million decreased 9%, mainly reflecting lower net interest income and lower transaction-based revenues. Provision for credit losses was CHF 21 million compared to CHF 3 million in 3Q21. Total operating expenses of CHF 558 million decreased 6%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses.
Compared to 2Q22, income before taxes decreased 5%. Net revenues decreased 8%, mainly reflecting lower net interest income and lower transaction-based revenues. Other revenues in 2Q22 included gains on the sale of real estate of CHF 13 million and a loss on the equity investment in SIX of CHF 10 million. Provision for credit losses was CHF 21 million compared to CHF 18 million in 2Q22. Total operating expenses decreased 11%, primarily reflecting lower compensation and benefits as well as lower general and administrative expenses.
Capital and leverage metrics
As of the end of 3Q22, we reported RWA of CHF 71.4 billion, stable compared to the end of 2Q22, as movements in risk levels in credit risk were offset by internal model and parameter updates and a foreign exchange impact. Leverage exposure of CHF 240.2 billion decreased CHF 3.4 billion compared to the end of 2Q22, primarily reflecting lower HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Net revenues	962	1,050	1,053	(8)	(9)	3,121	3,107	0
Provision for credit losses	21	18	3	17	–	62	8	–
Compensation and benefits	306	365	361	(16)	(15)	1,062	1,107	(4)
General and administrative expenses	218	229	206	(5)	6	640	581	10
Commission expenses	28	33	29	(15)	(3)	91	90	1
Restructuring expenses	6	3	–	100	–	10	10	–
Total other operating expenses	252	265	235	(5)	7	741	681	9
Total operating expenses	558	630	596	(11)	(6)	1,803	1,788	1
Income before taxes	383	402	454	(5)	(16)	1,256	1,311	(4)
Economic profit (CHF million)	88	101	139	(13)	(37)	343	373	(8)
Statement of operations metrics
Return on regulatory capital (%)	11.5	12.0	13.5	–	–	12.6	12.9	–
Cost/income ratio (%)	58.0	60.0	56.6	–	–	57.8	57.5	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Net revenue detail (CHF million)
Net interest income	525	595	589	(12)	(11)	1,696	1,758	(4)
Recurring commissions and fees	323	334	333	(3)	(3)	993	970	2
Transaction-based revenues	121	138	146	(12)	(17)	395	423	(7)
Other revenues	(7)	(17)	(15)	(59)	(53)	37	(44)	–
Net revenues	962	1,050	1,053	(8)	(9)	3,121	3,107	0
Balance sheet statistics (CHF million)
Total assets	216,135	219,151	224,798	(1)	(4)	216,135	224,798	(4)
Net loans	160,947	161,763	163,483	(1)	(2)	160,947	163,483	(2)
Risk-weighted assets	71,445	71,584	69,873	0	2	71,445	69,873	2
Leverage exposure	240,153	243,556	250,439	(1)	(4)	240,153	250,439	(4)
Margins on assets under management (annualized) (bp)
Gross margin [1]	71	74	71	–	–	73	72	–
Net margin [2]	28	28	31	–	–	29	30	–
Number of relationship managers
Number of relationship managers	1,660	1,680	1,650	(1)	1	1,660	1,650	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Swiss Bank
in	3Q22	2Q22	3Q21	9M22	9M21
Results (CHF million)
Net revenues	962	1,050	1,053	3,121	3,107
Real estate (gains)/losses	0	(13)	(4)	(97)	(8)
(Gain)/loss on equity investment in SIX Group AG	0	10	0	7	0
(Gain)/loss on equity investment in Pfandbriefbank	(6)	0	0	(6)	0
Adjusted net revenues	956	1,047	1,049	3,025	3,099
Provision for credit losses	21	18	3	62	8
Total operating expenses	558	630	596	1,803	1,788
Restructuring expenses	(6)	(3)	–	(10)	(10)
Expenses related to real estate disposals	0	0	0	0	(4)
Adjusted total operating expenses	552	627	596	1,793	1,774
Income before taxes	383	402	454	1,256	1,311
Adjusted income before taxes	383	402	450	1,170	1,317
Adjusted economic profit	88	101	136	279	377
Adjusted return on regulatory capital (%)	11.5	12.0	13.4	11.7	13.0
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 3Q21, net revenues of CHF 962 million decreased 9%, mainly reflecting lower net interest income and lower transaction-based revenues. Net interest income of CHF 525 million decreased 11%, primarily driven by lower treasury revenues, mainly reflecting lower SNB threshold benefits from the recent SNB increase of interest rates, and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on lower average deposit volumes. Transaction-based revenues of CHF 121 million decreased 17%, mainly reflecting valuation gains in 3Q21 on derivatives in connection with the transition from Interbank Offered Rate to alternative reference rates, lower gains on equity investments as well as lower brokerage and product issuing fees, partially offset by higher fees from foreign exchange client business. Recurring commissions and fees of CHF 323 million decreased 3%, mainly driven by lower security account and custody services fees, lower investment product management fees as well as lower investment advisory fees, partially offset by higher fees from lending activities.
Compared to 2Q22, net revenues decreased 8%, mainly reflecting lower net interest income and lower transaction-based revenues. Net interest income decreased 12%, primarily driven by lower treasury revenues and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on slightly lower average deposit volumes. Transaction-based revenues decreased 12%, mainly reflecting lower equity participations income as well as lower brokerage and product issuing fees, partially offset by losses on equity investments in 2Q22. Recurring commissions and fees decreased 3%, mainly driven by lower security account and custody services fees, lower fees from lending activities and lower investment product management fees. Other revenues in 2Q22 included the gains on the sale of real estate and the loss on the equity investment in SIX.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans.
In 3Q22, we recorded provision for credit losses of CHF 21 million compared to provision for credit losses of CHF 3 million in 3Q21 and CHF 18 million in 2Q22. The provisions in 3Q22 mainly included CHF 11 million of non-specific provisions for expected credit losses as well as specific provisions related to our consumer finance business.
Total operating expenses
Compared to 3Q21, total operating expenses of CHF 558 million decreased 6%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 306 million decreased 15%, primarily driven by lower discretionary compensation expenses, partially offset by higher deferred compensation expenses from prior-year awards and higher pension expenses. General and administrative expenses of CHF 218 million increased 6%, mainly driven by higher allocated corporate function costs and higher occupancy expenses.
Compared to 2Q22, total operating expenses decreased 11%, primarily reflecting lower compensation and benefits as well as lower general and administrative expenses. Compensation and benefits decreased 16%, primarily reflecting lower discretionary compensation expenses. General and administrative expenses decreased 5%, mainly driven by lower allocated corporate function costs.
Margins
Our gross margin was 71 basis points in 3Q22, stable compared to 3Q21, with lower net interest income and lower transaction-based revenues, offset by a 7.9% decrease in average assets under management. Compared to 2Q22, our gross margin was three basis points lower, mainly driven by lower net interest income and lower transaction-based revenues, partially offset by a 4.2% decrease in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 28 basis points in 3Q22, a decrease of three basis points compared to 3Q21, mainly driven by lower net revenues, partially offset by lower total operating expenses and the lower average assets under management. Compared to 2Q22, our net margin was stable, with lower net revenues, offset by lower total operating expenses and the lower average assets under management.
Assets under management
As of the end of 3Q22, assets under management of CHF 527.1 billion were CHF 17.4 billion lower compared to the end of 2Q22, driven by unfavorable market movements and net asset outflows. Net asset outflows of CHF 1.5 billion reflected outflows in our private clients business, partially offset by inflows in our institutional clients business.
> Refer to “Outflows in assets under management in October 2022” in Credit Suisse for further information.

Assets under management
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Assets under management (CHF billion)
Assets under management	527.1	544.5	588.8	(3.2)	(10.5)	527.1	588.8	(10.5)
Average assets under management	545.7	569.4	592.2	(4.2)	(7.9)	567.7	576.8	(1.6)
Assets under management by currency (CHF billion)
USD	55.8	56.8	63.1	(1.8)	(11.6)	55.8	63.1	(11.6)
EUR	20.8	22.3	27.0	(6.7)	(23.0)	20.8	27.0	(23.0)
CHF	443.1	457.7	489.7	(3.2)	(9.5)	443.1	489.7	(9.5)
Other	7.4	7.7	9.0	(3.9)	(17.8)	7.4	9.0	(17.8)
Assets under management	527.1	544.5	588.8	(3.2)	(10.5)	527.1	588.8	(10.5)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(1.5)	(1.6)	0.4	–	–	2.9	4.9	–
Other effects	(15.9)	(36.4)	0.2	–	–	(73.7)	32.9	–
of which market movements	(16.2)	(37.8)	0.2	–	–	(76.9)	28.5	–
of which foreign exchange	0.3	1.4	0.1	–	–	1.8	3.9	–
of which other	0.0	0.0	(0.1)	–	–	1.4	0.5	–
Increase/(decrease) in assets under management	(17.4)	(38.0)	0.6	–	–	(70.8)	37.8	–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(1.1)	(1.1)	0.3	–	–	0.6	1.2	–
Other effects	(11.7)	(25.0)	0.1	–	–	(16.4)	7.9	–
Increase/(decrease) in assets under management (annualized)	(12.8)	(26.1)	0.4	–	–	(15.8)	9.1	–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	0.7	1.0	1.6	–	–	–	–	–
Other effects	(11.2)	(8.4)	9.5	–	–	–	–	–
Increase/(decrease) in assets under management (rolling four-quarter average)	(10.5)	(7.4)	11.1	–	–	–	–	–

Asset Management
In 3Q22, we reported income before taxes of CHF 90 million compared to income before taxes of CHF 18 million in 3Q21. Net revenues of CHF 336 million increased 15% compared to 3Q21, reflecting the York impairment loss in 3Q21.
Results summary
3Q22 results
In 3Q22, we reported income before taxes of CHF 90 million, which increased significantly compared to 3Q21, driven by a combination of increased net revenues and lower total operating expenses. Net revenues of CHF 336 million increased 15% compared to 3Q21, driven in particular by higher investment and partnership income due to an impairment loss of CHF 113 million related to our non-controlling interest in York Capital Management (York) in the prior year, partially offset by lower performance, transaction and placement revenues and reduced management fees. On an adjusted basis, net revenues decreased 15%, reflecting lower performance, transaction and placement revenues and reduced management fees. Total operating expenses of CHF 247 million decreased 10% compared to 3Q21, mainly reflecting reduced compensation and benefits and lower general and administrative expenses.
Compared to 2Q22, income before taxes increased significantly, reflecting lower total operating expenses and higher net revenues. Net revenues increased 8%, driven by higher performance, transaction and placement revenues and increased investment and partnership income, partially offset by lower management fees. Total operating expenses decreased 11%, mainly reflecting reduced compensation and benefits, partially offset by higher general and administrative expenses.
Capital and leverage metrics
As of the end of 3Q22, we reported RWA of CHF 8.5 billion, stable compared to the end of 2Q22. Leverage exposure of CHF 3.0 billion was stable compared to the end of 2Q22.
Divisional results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Net revenues	336	311	292	8	15	1,008	1,109	(9)
Provision for credit losses	(1)	2	1	–	–	1	2	(50)
Compensation and benefits	111	158	125	(30)	(11)	434	447	(3)
General and administrative expenses	110	96	120	15	(8)	320	306	5
Commission expenses	23	24	28	(4)	(18)	76	82	(7)
Restructuring expenses	3	1	–	200	–	4	3	33
Total other operating expenses	136	121	148	12	(8)	400	391	2
Total operating expenses	247	279	273	(11)	(10)	834	838	0
Income before taxes	90	30	18	200	400	173	269	(36)
Economic profit (CHF million)	55	9	0	–	–	92	158	(42)
Statement of operations metrics
Return on regulatory capital (%)	42.6	14.1	7.8	–	–	27.6	38.0	–
Cost/income ratio (%)	73.5	89.7	93.5	–	–	82.7	75.6	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Net revenue detail (CHF million)
Management fees	250	258	287	(3)	(13)	780	851	(8)
Performance, transaction and placement revenues	33	5	75	–	(56)	84	246	(66)
Investment and partnership income	53	48	(70)	10	–	144	12	–
Net revenues	336	311	292	8	15	1,008	1,109	(9)
of which recurring commissions and fees	250	259	288	(3)	(13)	781	853	(8)
of which transaction- and performance-based revenues	67	73	122	(8)	(45)	219	347	(37)
of which other revenues	19	(21)	(118)	–	–	8	(91)	–
Balance sheet statistics (CHF million)
Total assets	3,881	3,785	3,728	3	4	3,881	3,728	4
Risk-weighted assets	8,522	8,580	8,395	(1)	2	8,522	8,395	2
Leverage exposure	2,960	2,886	2,769	3	7	2,960	2,769	7
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	3Q22	2Q22	3Q21	9M22	9M21
Results (CHF million)
Net revenues	336	311	292	1,008	1,109
Real estate (gains)/losses	0	0	0	(2)	0
Impairment on York Capital Management	10	0	113	10	113
Adjusted net revenues	346	311	405	1,016	1,222
Provision for credit losses	(1)	2	1	1	2
Total operating expenses	247	279	273	834	838
Restructuring expenses	(3)	(1)	–	(4)	(3)
Expenses related to real estate disposals	(1)	0	0	(1)	(1)
Adjusted total operating expenses	243	278	273	829	834
Income before taxes	90	30	18	173	269
Adjusted income before taxes	104	31	131	186	386
Adjusted economic profit	65	10	85	102	247
Adjusted return on regulatory capital (%)	48.7	14.6	57.2	29.6	54.6
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results detail
Net revenues
Compared to 3Q21, net revenues of CHF 336 million increased 15%, reflecting higher investment and partnership income due to the CHF 113 million York impairment loss in 3Q21, partially offset by lower performance, transaction and placement revenues and management fees. Performance, transaction and placement revenues of CHF 33 million decreased 56%, mainly driven by lower placement fees and investment related losses. Management fees of CHF 250 million decreased 13%, reflecting a combination of lower average assets under management and increased investor bias towards passive products. Investment and partnership income of CHF 53 million increased significantly, mainly due to the York impairment loss in 3Q21.
Compared to 2Q22, net revenues increased 8% driven primarily by higher performance, transaction and placement revenues and increased investment and partnership income, partially offset by lower management fees. Performance, transaction and placement revenues increased by CHF 28 million, reflecting in particular lower investment-related losses. Investment and partnership income increased 10%, mainly due to increased investment related gains. Management fees decreased 3%, mainly reflecting lower average assets under management.

Total operating expenses
Compared to 3Q21, total operating expenses of CHF 247 million decreased 10%, driven by reduced compensation and benefits and lower general and administrative expenses. Compensation and benefits of CHF 111 million decreased 11%, primarily due to lower discretionary compensation expenses, partially offset by higher deferred compensation from prior-year awards. General and administrative expenses of CHF 110 million decreased 8%, mainly reflecting reduced professional services fees related to the wind down and administration of the SCFF, partially offset by higher allocated corporate function costs.
Compared to 2Q22, total operating expenses decreased 11%, mainly reflecting reduced compensation and benefits, partially offset by higher general and administrative expenses. General and administrative expenses increased 15%, mainly driven by higher professional services fees compared to 2Q22, which included, a release of certain expense provisions relating to the wind down and administration of the SCFF. Compensation and benefits decreased 30%, primarily due to reduced discretionary compensation expenses.
Assets under management
As of the end of 3Q22, assets under management of CHF 411.3 billion were CHF 15.7 billion lower compared to the end of 2Q22, mainly reflecting unfavorable market movements. Net asset outflows of CHF 4.2 billion were driven by outflows from traditional investments, primarily related to outflows in index solutions, equities and fixed income, and alternative investments, primarily related to outflows in credit, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture.
> Refer to “Outflows in assets under management in October 2022” in Credit Suisse for further information.
Assets under management
	in / end of			% change		in / end of			% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21		YoY
Assets under management (CHF billion)
Traditional investments	245.2	261.7	305.3	(6.3)	(19.7)	245.2	305.3		(19.7)
Alternative investments	113.5	111.2	118.5	2.1	(4.2)	113.5	118.5		(4.2)
Investments and partnerships	52.6	54.1	50.9	(2.8)	3.3	52.6	50.9		3.3
Assets under management	411.3	427.0	474.7	(3.7)	(13.4)	411.3	474.7		(13.4)
Average assets under management	429.3	449.9	472.2	(4.6)	(9.1)	449.0	461.2		(2.6)
Assets under management by currency (CHF billion)
USD	101.4	105.1	124.5	(3.5)	(18.6)	101.4	124.5		(18.6)
EUR	42.9	46.4	59.1	(7.5)	(27.4)	42.9	59.1		(27.4)
CHF	208.7	215.4	234.7	(3.1)	(11.1)	208.7	234.7		(11.1)
Other	58.3	60.1	56.4	(3.0)	3.4	58.3	56.4		3.4
Assets under management	411.3	427.0	474.7	(3.7)	(13.4)	411.3	474.7		(13.4)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows) [1]	(4.2)	(6.1)	(1.7)	–	–	(10.9)	9.9		–
Other effects	(11.5)	(28.9)	5.0	–	–	(54.6)	24.5		–
of which market movements	(10.6)	(30.3)	4.8	–	–	(55.9)	24.5		–
of which foreign exchange	(1.0)	1.4	0.5	–	–	2.1	10.6		–
of which other	0.1	0.0	(0.3)	–	–	(0.8)	(10.6)	[2]	–
Increase/(decrease) in assets under management	(15.7)	(35.0)	3.3	–	–	(65.5)	34.4		–
Movements in assets under management (annualized) (%)
Net new assets/(net asset outflows)	(3.9)	(5.3)	(1.4)	–	–	(3.0)	3.0		–
Other effects	(10.8)	(25.0)	4.2	–	–	(15.3)	7.4		–
Increase/(decrease) in assets under management (annualized)	(14.7)	(30.3)	2.8	–	–	(18.3)	10.4		–
Movements in assets under management (rolling four-quarter average) (%)
Net new assets/(net asset outflows)	(1.3)	(0.8)	3.7	–	–	–	–		–
Other effects	(12.1)	(8.6)	4.6	–	–	–	–		–
Increase/(decrease) in assets under management (rolling four-quarter average)	(13.4)	(9.4)	8.3	–	–	–	–		–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Corporate Center
In 3Q22, we reported a loss before taxes of CHF 170 million compared to losses of CHF 707 million in 3Q21 and CHF 393 million in 2Q22.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
3Q22 results
In 3Q22, we reported a loss before taxes of CHF 170 million compared to losses before taxes of CHF 707 million in 3Q21 and CHF 393 million in 2Q22. Net revenues of CHF 35 million in 3Q22 were primarily driven by other revenues. Total operating expenses of CHF 205 million decreased compared to 3Q21 and 2Q22, primarily driven by lower litigation provisions.
Corporate Center results
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Treasury results	(7)	(155)	(57)	(95)	(88)	(416)	(44)	–
Asset Resolution Unit	(1)	22	(34)	–	(97)	60	(110)	–
Other	43	42	13	2	231	127	156	(19)
Net revenues	35	(91)	(78)	–	–	(229)	2	–
Provision for credit losses	0	0	2	–	(100)	(1)	(8)	(88)
Compensation and benefits	13	5	102	160	(87)	73	259	(72)
General and administrative expenses	188	297	507	(37)	(63)	971	878	11
Commission expenses	(1)	(1)	18	0	–	5	55	(91)
Restructuring expenses	5	1	–	400	–	5	(1)	–
Total other operating expenses	192	297	525	(35)	(63)	981	932	5
Total operating expenses	205	302	627	(32)	(67)	1,054	1,191	(12)
Income/(loss) before taxes	(170)	(393)	(707)	(57)	(76)	(1,282)	(1,181)	9
of which Asset Resolution Unit	(28)	(7)	(73)	300	(62)	(25)	(220)	(89)
Balance sheet statistics (CHF million)
Total assets	41,387	44,481	54,570	(7)	(24)	41,387	54,570	(24)
Risk-weighted assets	47,758	50,398	47,548	(5)	0	47,758	47,548	0
Leverage exposure	45,262	48,298	58,850	(6)	(23)	45,262	58,850	(23)

Reconciliation of adjustment items
	Corporate Center
in	3Q22	2Q22	3Q21	9M22	9M21
Results (CHF million)
Net revenues	35	(91)	(78)	(229)	2
(Gains)/losses on business sales	0	0	1	0	1
Valuation adjustment related to major litigation	0	0	69	0	69
Adjusted net revenues	35	(91)	(8)	(229)	72
Provision for credit losses	0	0	2	(1)	(8)
Total operating expenses	205	302	627	1,054	1,191
Restructuring expenses	(5)	(1)	–	(5)	1
Major litigation provisions	(124)	(227)	(425)	(774)	(648)
Adjusted total operating expenses	76	74	202	275	544
Income/(loss) before taxes	(170)	(393)	(707)	(1,282)	(1,181)
Adjusted income/(loss) before taxes	(41)	(165)	(212)	(503)	(464)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 3Q22, we reported RWA of CHF 47.8 billion, a decrease of CHF 2.6 billion compared to the end of 2Q22, primarily driven by movements in risk levels, mainly in credit risk, partially offset by an increase in internal model and parameter updates, mainly in operational risk, and the foreign exchange impact. Movements in risk levels in credit risk included the impact of the valuation allowance from the reassessment of deferred tax assets as a result of the comprehensive strategic review. The internal model and parameter updates mainly related to updates to our advanced measurement approach model to reflect increased litigation provisions in 1Q22, primarily relating to developments in a number of previously disclosed legal matters. Leverage exposure was CHF 45.3 billion as of the end of 3Q22, a decrease of CHF 3.0 billion compared to the end of 2Q22, mainly driven by lower business usage.
Results details
Net revenues
In 3Q22, we reported net revenues of CHF 35 million compared to negative net revenues of CHF 78 million in 3Q21 and CHF 91 million in 2Q22.
Negative treasury results of CHF 7 million in 3Q22 primarily reflected losses of CHF 59 million relating to changes in market rates impacting fair value option own debt and losses of CHF 41 million relating to fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 73 million relating to hedging volatility. In 3Q21, negative treasury results of CHF 57 million primarily reflected negative revenues of CHF 33 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 28 million with respect to structured notes volatility and losses of CHF 10 million relating to changes in market rates impacting fair value option own debt. Negative revenues and losses were partially offset by gains of CHF 19 million on fair-valued money market instruments. In 2Q22, negative treasury results of CHF 155 million primarily reflected losses of CHF 69 million relating to fair-valued money market instruments, losses of CHF 66 million with respect to structured notes volatility and losses of CHF 19 million relating to changes in market rates impacting fair value option own debt.
In the Asset Resolution Unit, we reported negative net revenues of CHF 1 million in 3Q22 compared to negative net revenues of CHF 34 million in 3Q21 and net revenues of CHF 22 million in 2Q22. Compared to 3Q21, the movement was driven by lower asset funding costs and higher revenues from portfolio assets. Compared to 2Q22, the movement was primarily driven by lower revenues from portfolio assets.
In 3Q22, other revenues of CHF 43 million increased CHF 30 million compared to 3Q21, mainly reflecting negative revenues of CHF 69 million in 3Q21 in connection with a valuation adjustment on a legacy exposure related to the Mozambique matter. Compared to 2Q22, other revenues increased CHF 1 million.
Total operating expenses
Total operating expenses of CHF 205 million decreased CHF 422 million compared to 3Q21, mainly reflecting decreases in general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 188 million decreased CHF 319 million, reflecting lower litigation provisions. 3Q22 included litigation provisions of CHF 140 million, mainly related to legacy legal matters, including the settlement for the legacy French matter, compared to CHF 440 million in 3Q21, which included provisions in connection with settlements for legacy issues with regard to the Mozambique matter, as well as in connection with certain other legacy matters, including mortgage-related matters, and the SCFF matter. Compensation and benefits decreased CHF 89 million, mainly driven by decreases in deferred compensation expenses from prior-year awards, expenses for long-dated legacy deferred compensation and retirement programs as well as in discretionary compensation expenses.

Compared to 2Q22, total operating expenses decreased CHF 97 million, mainly reflecting a decrease in general and administrative expenses, partially offset by an increase in compensation and benefits. General and administrative expenses decreased CHF 109 million, mainly reflecting lower litigation provisions. 2Q22 included litigation provisions of CHF 243 million, mainly related to legacy legal matters. Compensation and benefits increased CHF 8 million, mainly driven by increases in expenses for long-dated legacy deferred compensation and retirement programs as well as deferred compensation expenses from prior-year awards, partially offset by a decrease in discretionary compensation expenses.
Asset Resolution Unit
	in / end of			% change		in / end of		% change
	3Q22	2Q22	3Q21	QoQ	YoY	9M22	9M21	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	21	46	12	(54)	75	128	29	341
Asset funding costs	(22)	(24)	(46)	(8)	(52)	(68)	(139)	(51)
Net revenues	(1)	22	(34)	–	(97)	60	(110)	–
Provision for credit losses	(1)	0	2	–	–	(2)	1	–
Compensation and benefits	14	15	20	(7)	(30)	44	58	(24)
General and administrative expenses	12	13	16	(8)	(25)	39	47	(17)
Commission expenses	2	1	1	100	100	4	4	0
Total other operating expenses	14	14	17	0	(18)	43	51	(16)
Total operating expenses	28	29	37	(3)	(24)	87	109	(20)
Income/(loss) before taxes	(28)	(7)	(73)	300	(62)	(25)	(220)	(89)
Balance sheet statistics (CHF million)
Total assets	9,867	9,995	11,929	(1)	(17)	9,867	11,929	(17)
Risk-weighted assets (USD) [1]	5,525	6,021	7,618	(8)	(27)	5,525	7,618	(27)
Leverage exposure (USD)	13,662	15,279	18,574	(11)	(26)	13,662	18,574	(26)
1 Risk-weighted assets excluding operational risk were USD 4,898 million, USD 5,403 million and USD 6,635 million as of the end of 3Q22, 2Q22 and 3Q21, respectively.

Assets under management
As of the end of 3Q22, assets under management were CHF 1,400.6 billion, 3.7% lower compared to the end of 2Q22, with net asset outflows of CHF 12.9 billion in 3Q22.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management division for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
> Refer to “Note 39 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
Assets under management and client assets
	end of			% change
	3Q22	2Q22	3Q21	QoQ	YoY
Assets under management (CHF billion)
Wealth Management	635.4	661.5	760.6	(3.9)	(16.5)
Swiss Bank	527.1	544.5	588.8	(3.2)	(10.5)
Asset Management	411.3	427.0	474.7	(3.7)	(13.4)
Assets managed across businesses [1]	(173.2)	(179.1)	(201.1)	(3.3)	(13.9)
Assets under management	1,400.6	1,453.9	1,623.0	(3.7)	(13.7)
of which discretionary assets	460.9	478.8	528.0	(3.7)	(12.7)
of which advisory assets	939.7	975.1	1,095.0	(3.6)	(14.2)
Client assets (CHF billion) [2]
Wealth Management	826.3	880.4	1,009.5	(6.1)	(18.1)
Swiss Bank	642.2	664.1	714.7	(3.3)	(10.1)
Asset Management	411.3	427.0	474.7	(3.7)	(13.4)
Assets managed across businesses	(173.2)	(179.1)	(201.2)	(3.3)	(13.9)
Client assets	1,706.6	1,792.4	1,997.7	(4.8)	(14.6)
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

3Q22 results
As of the end of 3Q22, assets under management of CHF 1,400.6 billion decreased CHF 53.3 billion compared to the end of 2Q22. The decrease was mainly driven by unfavorable market movements and net asset outflows of CHF 12.9 billion.
Net asset outflows of CHF 12.9 billion in 3Q22 mainly reflected outflows across the following businesses. Net asset outflows of CHF 6.4 billion in Wealth Management reflected mainly outflows across the Middle East, Asia Pacific and Swiss ultra-high-net-worth businesses, partially offset by inflows in the European businesses. Net asset outflows of CHF 4.2 billion in Asset Management were driven by outflows from traditional investments, primarily related to outflows in index solutions, equities and fixed income, and alternative investments, primarily related to outflows in credit, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture. Net asset outflows of CHF 1.5 billion in Swiss Bank reflected outflows in the private clients business, partially offset by inflows in institutional clients business.
> Refer to “Outflows in assets under management in October 2022” in Credit Suisse for further information.
> Refer to “Wealth Management”, “Swiss Bank” and “Asset Management” for further information.
Assets under management by region
	end of			% change
	3Q22	2Q22	3Q21	QoQ	YoY
Assets under management (CHF billion)
Switzerland	914.8	951.9	1,051.8	(3.9)	(13.0)
EMEA	264.8	274.5	335.4	(3.5)	(21.0)
Asia Pacific	249.3	260.3	282.8	(4.2)	(11.8)
Americas	144.9	146.3	154.1	(1.0)	(6.0)
Assets managed across regions	(173.2)	(179.1)	(201.1)	(3.3)	(13.9)
Assets under management	1,400.6	1,453.9	1,623.0	(3.7)	(13.7)
Movements in assets under management
in	3Q22	2Q22		3Q21	9M22	9M21
Net new assets (CHF billion)
Wealth Management	(6.4)	(1.4)		5.4	(3.0)	13.4
Swiss Bank	(1.5)	(1.6)		0.4	2.9	4.9
Asset Management [1]	(4.2)	(6.1)		(1.7)	(10.9)	9.9
Assets managed across businesses [2]	(0.8)	1.4		1.5	(1.7)	1.1
Net new assets/(net asset outflows)	(12.9)	(7.7)		5.6	(12.7)	29.3
Other effects (CHF billion)
Wealth Management	(19.7)	(44.1)		(14.2)	(104.2)	40.3
Swiss Bank	(15.9)	(36.4)		0.2	(73.7)	32.9
Asset Management	(11.5)	(28.9)		5.0	(54.6)	24.5
Assets managed across businesses [2]	6.7	16.1		(5.6)	31.8	(15.9)
Other effects	(40.4)	(93.3)		(14.6)	(200.7)	81.8
of which market movements	(39.6)	(93.3)		(10.7)	(193.5)	61.6
of which foreign exchange	0.3	8.4		(0.6)	17.0	38.8
of which other	(1.1)	(8.4)	[3]	(3.3)	(24.2)	(18.6)
Growth in assets under management (CHF billion)
Wealth Management	(26.1)	(45.5)		(8.8)	(107.2)	53.7
Swiss Bank	(17.4)	(38.0)		0.6	(70.8)	37.8
Asset Management [1]	(15.7)	(35.0)		3.3	(65.5)	34.4
Assets managed across businesses [2]	5.9	17.5		(4.1)	30.1	(14.8)
Increase/(decrease) in assets under management	(53.3)	(101.0)		(9.0)	(213.4)	111.1
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
3 Includes structural effects of CHF 7.2 billion related to the sanctions imposed in connection with the Russian invasion of Ukraine.

Movements in assets under management (continued)
in	3Q22	2Q22	3Q21	9M22	9M21
Net new assets (annualized) (%)
Wealth Management	(3.9)	(0.8)	2.8	(0.5)	2.5
Swiss Bank	(1.1)	(1.1)	0.3	0.6	1.2
Asset Management [1]	(3.9)	(5.3)	(1.4)	(3.0)	3.0
Assets managed across businesses [2]	1.8	(2.8)	(3.0)	1.1	(0.8)
Net new assets/(net asset outflows)	(3.5)	(2.0)	1.4	(1.0)	2.6
Other effects (annualized) (%)
Wealth Management	(11.9)	(24.9)	(7.4)	(18.7)	7.6
Swiss Bank	(11.7)	(25.0)	0.1	(16.4)	7.9
Asset Management	(10.8)	(25.0)	4.2	(15.3)	7.4
Assets managed across businesses [2]	(15.0)	(32.8)	11.3	(20.8)	11.4
Other effects	(11.2)	(24.0)	(3.6)	(16.6)	7.2
Movements in assets under management (annualized) (%)
Wealth Management	(15.8)	(25.7)	(4.6)	(19.2)	10.1
Swiss Bank	(12.8)	(26.1)	0.4	(15.8)	9.1
Asset Management [1]	(14.7)	(30.3)	2.8	(18.3)	10.4
Assets managed across businesses [2]	(13.2)	(35.6)	8.3	(19.7)	10.6
Increase/(decrease) in assets under management	(14.7)	(26.0)	(2.2)	(17.6)	9.8
Movements in net new assets (rolling four-quarter average) (%)
Wealth Management	(0.8)	0.8	2.1	–	–
Swiss Bank	0.7	1.0	1.6	–	–
Asset Management [1]	(1.3)	(0.8)	3.7	–	–
Assets managed across businesses [2]	1.4	0.3	1.0	–	–
Net new assets/(net asset outflows)	(0.7)	0.5	2.6	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
Net new assets by region
in	3Q22	2Q22	3Q21	9M22	9M21
Net new assets (CHF billion)
Switzerland	(5.5)	(6.0)	(0.4)	(1.5)	12.5
EMEA	(2.2)	(3.1)	0.8	(5.1)	5.6
Asia Pacific	(1.2)	2.3	3.5	3.6	4.4
Americas	(3.2)	(2.3)	0.2	(8.0)	5.7
Assets managed across regions	(0.8)	1.4	1.5	(1.7)	1.1
Net new assets/(net asset outflows)	(12.9)	(7.7)	5.6	(12.7)	29.3

II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
Our liquidity and funding is driven by business activity levels and the overall operating environment.
Liquidity management
We primarily focus our issuance strategy on offering long-term debt securities at the Group level for funding and capital purposes. We also issue short and medium-term debt securities at the Bank level for funding diversification. Our primary source of liquidity is funding through consolidated entities. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet going and gone concern capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile is driven by business activity levels and the overall operating environment. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2021 for further information.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel framework for liquidity risk measurement, standards and monitoring. The Basel framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks.
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets (HQLA) available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel liquidity requirements into Swiss law. Under the Liquidity Ordinance, banks are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
Since July 1, 2021, banks have been subject to a minimum NSFR requirement of 100% at all times and the associated disclosure requirements. Based on the Liquidity Ordinance, Credit Suisse AG (Bank parent company) is allowed to fulfill the minimum NSFR of 100% by taking into consideration any excess funding of Credit Suisse (Schweiz) AG on a stand-alone basis, and the Bank parent company has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz) AG must always fulfill the NSFR of at least 100% on a stand-alone basis.
On June 3, 2022, the Swiss Federal Council adopted amendments to the Liquidity Ordinance. The revision is intended to ensure that systemically important banks in Switzerland hold sufficient liquidity to absorb liquidity shocks and cover their liquidity requirements in the event of restructuring or liquidation. It considers liquidity risks over a 90-day time horizon that are not covered or not sufficiently covered by the 30-days stress scenario of the LCR. The additional liquidity requirements shall be covered by eligible assets, which include, but are not limited to, available HQLA over and above the LCR requirements and a certain portion of mortgage receivables that are eligible collateral under the SNB emergency liquidity assistance. The revisions will increase the regulatory minimum liquidity requirements for Credit Suisse. The amended Liquidity Ordinance came into force on July 1, 2022 and will be applicable on January 1, 2024. The revised Liquidity Ordinance will not require any external disclosure of the revised special liquidity requirements for systemically important banks.
> Refer to credit-suisse.com/regulatory disclosures for additional information.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
Regulatory developments
There were no material regulatory developments in 3Q22.

Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, as described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we expect to have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit. This includes potential currency mismatches, which are not deemed to be a major risk but are monitored and subject to limits, particularly in the significant currencies of euro, Japanese yen, pound sterling, Swiss franc and US dollar.
> Refer to “Liquidity risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2021 for further information on our approach to liquidity risk management, governance and contingency planning.
Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top-rated counterparties. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds and on short-term reverse repurchase agreements. These government bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the Fed, the ECB and the BoE. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. The liquidity pool may be used to meet the liquidity requirements of our operating companies. All securities, including those obtained from reverse repurchase agreements, are subject to a stress level haircut in our barometer to reflect the risk that emergency funding may not be available at market value in a stress scenario.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
As of the end of 3Q22, our liquidity pool managed by Treasury and the global liquidity group had an average HQLA value of CHF 224.6 billion. The liquidity pool consisted of CHF 136.6 billion of cash held at major central banks, primarily the SNB, the ECB and the Fed, and CHF 87.9 billion market value of securities issued by governments and government agencies, primarily from the US and the UK.
In addition to the above-mentioned liquidity pool, there is also a portfolio of unencumbered liquid assets managed by the businesses, primarily in the Investment Bank division, in cooperation with the global liquidity group. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required. As of the end of 3Q22, this portfolio of liquid assets had a market value of CHF 20.7 billion, consisting of CHF 16.8 billion of high-grade bonds and CHF 3.9 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 6% is applied to these assets. The haircuts applied to this portfolio reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
	3Q22					2Q22	4Q21
average	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	63,053	37,191	26,598	9,803	136,645	140,855	143,936
Securities	10,918	52,725	7,739	16,530	87,912	91,470	85,975
Liquid assets [1]	73,971	89,916	34,337	26,333	224,557	232,325	229,911
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.

Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by the Liquidity Ordinance and the FINMA 2015/2 Circular “Liquidity risks – banks,” as amended (Liquidity Circular), and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 192% as of the end of 3Q22, stable compared to the end of 2Q22, representing an average HQLA of CHF 226.8 billion and average net cash outflows of CHF 118.1 billion.
The LCR in 3Q22 reflected a decrease in net cash outflows, which was mostly offset by a lower level of average HQLA. The decrease in net cash outflows primarily resulted from a decrease in cash outflows from unsecured wholesale funding driven by decreases in non-operational deposits. The lower level of HQLA reflected a decrease in the amount of securities held during the period.
> Refer to “Liquidity issues in October 2022 and credit ratings downgrades” in I – Credit Suisse results – Credit Suisse – Other information for further information.
Liquidity coverage ratio – Group
	3Q22				2Q22		4Q21
average	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		226,839		234,931		227,193
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	153,554		18,601		19,346		19,555
Unsecured wholesale funding	233,651		88,448		94,915		95,093
Secured wholesale funding	64,445		15,408		16,284		29,344
Additional requirements	161,509		35,835		36,740		35,640
Other contractual funding obligations	52,052		52,052		65,729		85,492
Other contingent funding obligations	205,073		2,497		2,334		3,663
Total cash outflows	–		212,841		235,348		268,787
Cash inflows (CHF million)
Secured lending	43,362		17,633		19,009		40,049
Inflows from fully performing exposures	50,397		23,036		24,293		28,270
Other cash inflows	54,029		54,028		68,734		88,312
Total cash inflows	147,788		94,697		112,036		156,631
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		226,839		234,931		227,193
Net cash outflows (CHF million)	–		118,144		123,312		112,156
Liquidity coverage ratio (%)	–		192		191		203
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Net Stable Funding Ratio
Our calculation methodology for the NSFR is prescribed by the Liquidity Ordinance and the Liquidity Circular including associated disclosure requirements. At the end of 3Q22, the level of our NSFR was 136%, an increase from 132% as of end of 2Q22, representing available stable funding (ASF) of CHF 425.6 billion and required stable funding (RSF) of CHF 314.1 billion.
The increase in the NSFR compared to 2Q22 reflected a decrease in RSF, partially offset by a decrease in ASF. The decrease in RSF was mainly attributable to a decrease in our trading inventory (non-HQLA securities), our reverse repurchase transactions backed by both HQLA and non-HQLA and our loan portfolio. The decrease in ASF was primarily a result of a decrease in deposits mainly from retail clients and non-financial corporates partly offset by an increase in long term debt.
> Refer to “Liquidity issues in October 2022 and credit ratings downgrades” in I – Credit Suisse results – Credit Suisse – Other information for further information.
Net stable funding ratio - Group
end of	3Q22	2Q22
Net stable funding ratio
Available stable funding (CHF million)	425,622	428,764
Required stable funding (CHF million)	314,062	325,767
Net stable funding ratio (%)	136	132
Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
Our balance sheet funding structure diagram is aligned with the NSFR framework. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 25% as of the end of 3Q22, compared to 29% as of the end of 2Q22. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 369 billion as of the end of 3Q22, compared to CHF 387 billion as of the end of 2Q22, reflecting a decrease in our customer deposit base in the private banking and corporate & institutional banking businesses in 3Q22, mainly driven by a decrease in demand deposits, partially offset by an increase in time deposits. Core customer deposits are from clients with whom we have a broad and long-standing relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.
> Refer to “Liquidity issues in October 2022 and credit ratings downgrades” in I – Credit Suisse results – Credit Suisse – Other information for further information.

Debt issuances and redemptions
As of the end of 3Q22, we had outstanding long-term debt of CHF 162.6 billion, which included senior and subordinated instruments. We had CHF 43.1 billion and CHF 16.7 billion of structured notes and covered bonds outstanding, respectively, as of the end of 3Q22 compared to CHF 41.9 billion and CHF 16.4 billion, respectively, as of the end of 2Q22.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital instruments.
Short-term borrowings as shown in the balance sheet funding structure diagram decreased 19% to CHF 37.6 billion as of the end of 3Q22, compared to CHF 46.5 billion as of the end of 2Q22, mainly related to maturities of certificates of deposit.
The following table provides information on long-term debt issuances, maturities and redemptions in 3Q22, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2021 for further information.
Debt issuances and redemptions
in 3Q22	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	3.0	7.8	0.0	10.8
of which unsecured	2.5	7.8	0.0	10.3
of which secured	0.5	0.0	0.0	0.5
Maturities / Redemptions	(0.2)	(2.0)	(1.4)	(3.6)
of which unsecured	(0.1)	(2.0)	(1.4)	(3.5)
of which secured	(0.1)	0.0	0.0	(0.1)
Excludes structured notes.
Credit ratings
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position.
Our internal liquidity barometer takes into consideration contingent events associated with a three-notch downgrade in our credit ratings. According to the specific downgrade risks considered in our internal liquidity barometer and LCR calculations, the maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.2 billion, CHF 0.7 billion and CHF 1.1 billion, respectively, as of the end of 3Q22. If the downgrade does not involve all three rating agencies, the impact may be smaller.
In August 2022, Moody’s Investors Service downgraded the senior unsecured debt ratings of Credit Suisse Group AG and the long-term senior unsecured debt and deposit ratings of Credit Suisse AG, both by one notch. The “negative” outlook on these ratings has been maintained. Standard and Poor’s Global Ratings affirmed the long-term issuer credit ratings of Credit Suisse Group AG and Credit Suisse AG, but the outlook on these ratings has been revised from “stable” to “negative”. Fitch Ratings downgraded the long-term issuer default ratings of Credit Suisse Group AG and Credit Suisse AG, in each case by one notch. The outlook on these ratings has been revised from “stable” to “negative”.
On November 1, 2022, Moody’s Investors Service affirmed the senior unsecured debt ratings of Credit Suisse Group AG and downgraded the long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch. Moody’s also downgraded all the short-term ratings by one notch and maintained the “negative” outlook on all ratings. Following the affirmation of all ratings and outlooks on October 6, 2022, Standard and Poor’s Global Ratings downgraded the long-term issuer credit ratings of Credit Suisse Group AG and the long- and short-term issuer credit ratings of Credit Suisse AG, in each case by one notch on November 1, 2022. The outlook on these ratings has been revised from “negative” to “stable”.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2021 for further information relating to credit ratings and additional risks relating to derivative instruments.
> Refer to “Liquidity issues in October 2022 and credit ratings downgrades” in I – Credit Suisse results – Credit Suisse – Other information for further information.

Capital management
As of the end of 3Q22, our BIS CET1 ratio was 12.6%, our BIS CET1 leverage ratio was 4.1% and our tier 1 leverage ratio was 6.0%.
Regulatory framework
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Regulatory framework” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2021 for further information on BIS and Swiss requirements.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity.
Swiss requirements
The legislation implementing the Basel framework in Switzerland in respect of capital requirements for systemically important banks, including Credit Suisse, goes beyond the Basel minimum standards for systemically important banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement), and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the Financial Stability Board’s total loss-absorbing capacity standard.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
Credit Suisse AG – parent company
Credit Suisse AG (Bank parent company)’s Swiss CET1 ratio decreased from 11.4% as of 2Q22 to 9.7% as of the end of 3Q22, primarily driven by estimated participation impairments as a result of the comprehensive strategic review announced on October 27, 2022, net losses and an adverse foreign exchange impact, partially offset by a capital repatriation from a UK participation. With regard to the Group’s announced intention to raise capital with gross proceeds of about CHF 4 billion, the Bank parent company’s CET1 ratio is estimated to increase by approximately 130-140 basis points on a pro-forma basis to 11.0-11.1%.
In light of the bank’s transformation, FINMA reduced the size of the capital surcharges for the bank’s market share and its size according to the Capital Adequacy Ordinance. This results in a lower total capital requirement for Credit Suisse Group and its domestic subsidiaries. In addition, the Bank parent company will temporarily use capital buffers until the end of 2025, in line with the Capital Adequacy Ordinance and regulatory guidance by FINMA. This allows the bank effective and efficient capital management during the strategic transformation.
> Refer to “Regulatory developments” for further information.
> Refer to “FINMA decrees” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Swiss requirements in the Credit Suisse Annual Report 2021 for further information.
Other regulatory disclosures
In connection with the Basel framework, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, global systemically important bank financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.
Swiss capital and leverage requirements for Credit Suisse
Effective as of the end of 3Q22	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	4.78	1.75
Additional tier 1 – maximum	0.8	0.0
Buffer component	5.58	1.75
Going concern	13.58	4.75
of which base requirement	12.86	4.5
of which surcharge	0.72	0.25
Gone concern	13.58	4.75
of which base requirement	12.86	4.5
of which surcharge	0.72	0.25
Total loss-absorbing capacity	27.16	9.5
Reflects the updated capital and leverage requirements, effective September 30, 2022, resulting from the assessment of surcharges.
Does not include the FINMA Pillar 2 capital add-on of CHF 2.0 billion relating to the supply chain finance funds matter, the effects of the countercyclical buffers and any rebate for resolvability.
As of the end of 3Q22, for the Group and the Bank, the rebate for resolvability for the capital ratios was 3.113%. For the Group and the Bank, the rebate for resolvability for leverage ratios was 1.0%. Net of these rebates, the gone concern ratios for capital and leverage for the Group and the Bank were 10.468% and 3.75%, respectively.

Regulatory developments
On January 26, 2022 and at the request of the Swiss National Bank, the Swiss Federal Council reactivated the Swiss sectoral countercyclical capital buffer, in light of the recent developments in the Swiss real estate and mortgage markets. Effective September 30, 2022, banks, such as Credit Suisse, are required to hold additional CET1 capital amounting to 2.5% of RWA pertaining to mortgage loans that are directly or indirectly secured by residential real estate in Switzerland. The Swiss sectoral countercyclical capital buffer serves to strengthen the banking sector’s resilience in the event of increased vulnerabilities in the Swiss mortgage and residential real estate markets.
In March 2022, FINMA published the results of its annual assessment of the recovery and resolution planning of the Swiss systemically important financial institutions. In accordance with this assessment, effective July 1, 2022, the Group was eligible for the maximum potential rebates for resolvability relating to the gone concern requirement.
In October 2022, FINMA communicated the results of its reassessment of the Group’s surcharges requirement based on leverage exposure. In accordance with this reassessment, effective September 30, 2022, the Group’s surcharge relating to the capital ratio decreased from 0.72% to 0.36% and the surcharge relating to the leverage ratio decreased from 0.25% to 0.125%. This resulted in a revised going concern and gone concern requirement of 13.58%, in each case, for the capital ratio and 4.75%, in each case, for the leverage ratio, excluding rebates for resolvability. The table “Swiss capital and leverage requirements for Credit Suisse” has been updated to reflect the results of the assessment of surcharges.
Considering the lower surcharge for the Group’s market share in Switzerland, effective June 30, 2022, and the lower surcharge for the Group’s leverage exposure, effective September 30, 2022, the rebate for resolvability relating to the capital ratio was 3.113%, and relating to the leverage ratio was 1.0%, for the Group and the Bank.
Capital instruments
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 11.2 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 4.1%, both as of the end of 3Q22.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 15.7 billion and the Higher Trigger Capital Ratio was 5.7%, both as of the end of 3Q22.

> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2021 for further information on the Higher Trigger Capital Amount.
Issuances and redemptions
	Currency	Par value at issuance (million)	Coupon rate (%)	Description	Year of maturity
Issuances – bail-in instruments
Third quarter of 2022	USD	1,500	6.373	Senior notes	2026
	USD	1,750	6.442	Senior notes	2028
	USD	3,000	6.537	Senior notes	2033
	GBP	750	7.0	Senior notes	2027
	GBP	750	7.375	Senior notes	2033
Redemptions – bail-in instruments
Third quarter of 2022	USD	2,000	3.8	Senior notes	2022
October 2022 to date	JPY	38,700	0.553	Senior notes	2023	[1]
Redemptions – capital instruments
Third quarter of 2022	USD	1,500	7.125	Perpetual contingent capital notes	–	[2]
1 On September 21, 2022, the Group elected to call the notes on the optional call date, October 27, 2022.
2 On June 17, 2022, the Group elected to call the notes on the optional call date, July 29, 2022.
BIS capital metrics
BIS capital metrics – Group
				% change
end of	3Q22	2Q22	4Q21	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	34,423	37,049	38,529	(7)
Tier 1 capital	50,110	52,736	54,373	(5)
Total eligible capital	50,110	53,217	54,852	(6)
Risk-weighted assets	273,598	274,442	267,787	0
Capital ratios (%)
CET1 ratio	12.6	13.5	14.4	–
Tier 1 ratio	18.3	19.2	20.3	–
Total capital ratio	18.3	19.4	20.5	–
Eligible capital – Group
					% change
end of	3Q22	2Q22	4Q21		QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,267	45,842	43,954		(6)
Adjustments
Regulatory adjustments [1]	(295)	(175)	157		69
Goodwill [2]	(2,987)	(2,953)	(2,893)		1
Other intangible assets [2]	(54)	(49)	(50)		10
Deferred tax assets that rely on future profitability	(142)	(1,124)	(881)		(87)
Shortfall of provisions to expected losses	(214)	(249)	(220)		(14)
(Gains)/losses due to changes in own credit on fair-valued liabilities	(2,967)	(1,536)	2,144		93
Defined benefit pension assets [2]	(3,475)	(3,463)	(3,280)		0
Investments in own shares	(36)	(79)	(477)		(54)
Other adjustments [3]	1,326	835	75		59
Total adjustments	(8,844)	(8,793)	(5,425)		1
CET1 capital	34,423	37,049	38,529		(7)
High-trigger capital instruments (7% trigger)	11,193	11,223	11,399		0
Low-trigger capital instruments (5.125% trigger)	4,494	4,464	4,445		1
Additional tier 1 capital	15,687	15,687	15,844		0
Tier 1 capital	50,110	52,736	54,373		(5)
Tier 2 low-trigger capital instruments (5% trigger)	0	481	479		(100)
Tier 2 capital	0	481	479	[4]	(100)
Total eligible capital	50,110	53,217	54,852	[4]	(6)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, total eligible capital was CHF 55,074 million, including CHF 222 million of such instruments, and the total capital ratio was 20.6%.

3Q22 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	37,049
Net income/(loss) attributable to shareholders	(4,034)
Foreign exchange impact [1]	438
Regulatory adjustment of deferred tax assets relating to net operating losses	1,005
of which valuation allowance [2]	1,700
of which reclassification of deferred tax assets [3]	(441)
of which other regulatory adjustments	(254)
Other	(35)
Balance at end of period	34,423
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,687
Foreign exchange impact	347
Other [4]	(347)
Balance at end of period	15,687
Tier 2 capital (CHF million)
Balance at beginning of period	481
Foreign exchange impact	12
Other [5]	(493)
Balance at end of period	0
Eligible capital (CHF million)
Balance at end of period	50,110
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Reflects the partial reversal of the valuation allowance relating to the reassessment of the deferred tax asset as a result of the comprehensive strategic review.
3
Reflects the reclassification of deferred tax assets related to the Group’s tax election to accelerate the tax loss recognition of a previously recognized deferred tax asset on timing differences in 2021.

4 Primarily reflects valuation impacts.
5 Includes the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Our CET1 ratio was 12.6% as of the end of 3Q22 compared to 13.5% as of the end of 2Q22. Our tier 1 ratio was 18.3% as of the end of 3Q22 compared to 19.2% as of the end of 2Q22. Our total capital ratio was 18.3% as of the end of 3Q22 compared to 19.4% as of the end of 2Q22.
CET1 capital of CHF 34.4 billion as of the end of 3Q22 decreased 7% compared to CHF 37.0 billion as of the end of 2Q22, mainly due to the net loss attributable to shareholders, which included a valuation allowance of CHF 3,655 million relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review. The decrease also reflected a regulatory adjustment of deferred tax assets relating to net operating losses of CHF 1,005 million, which included CHF 1,700 million for the partial reversal of the valuation allowance relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review and a deferred tax assets reclassification of CHF (441) million related to the Group’s tax election to accelerate the tax loss recognition of a previously recognized deferred tax asset on timing differences in 2021. The decrease was partially offset by a positive foreign exchange impact.
Tier 2 capital of CHF 0 million as of the end of 3Q22 decreased 100% compared to the end of 2Q22. Total eligible capital of CHF 50.1 billion as of the end of 3Q22 decreased 6% compared to the end of 2Q22.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2021 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 3Q22, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management for further information.
RWA were CHF 273.6 billion as of the end of 3Q22, stable compared the end of 2Q22, as internal model and parameter updates, mainly in operational risk, and a positive foreign exchange impact were offset by movements in risk levels in credit risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size, mainly due to the impact of the valuation allowance relating to the reassessment of deferred tax assets as a result of the comprehensive strategic review reflected in the Corporate Center, a decrease in lending exposures in the Investment Bank, Wealth Management and Swiss Bank and a decrease in derivatives exposures in the Investment Bank, including the impact of resizing our prime services franchise.
Excluding the foreign exchange impact, the increase in market risk was primarily driven by internal model and parameters updates, mainly reflecting time series updates.
Excluding the foreign exchange impact, the increase in operational risk was driven by internal model and parameter updates, mainly related to updates to our advanced measurement approach model to reflect increased litigation provisions in 1Q22, primarily relating to developments in a number of previously disclosed legal matters.

Risk-weighted asset movement by risk type – Group
3Q22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	42,020	53,912	64,345	6,422	18,796	185,495
Foreign exchange impact	88	838	59	7	89	1,081
Movements in risk levels	(20)	(1,340)	(1,452)	(150)	(6,982)	(9,944)
of which credit risk – book size [1]	62	(1,480)	(1,209)	36	(7,285)	(9,876)
of which credit risk – book quality [2]	(82)	140	(243)	(186)	303	(68)
Model and parameter updates – internal [3]	(102)	9	787	0	19	713
Model and parameter updates – external [4]	391	107	150	0	0	648
Balance at end of period	42,377	53,526	63,889	6,279	11,922	177,993
Market risk (CHF million)
Balance at beginning of period	3,062	10,687	114	68	2,070	16,001
Foreign exchange impact	77	272	3	2	52	406
Movements in risk levels	213	(94)	122	(5)	(189)	47
Model and parameter updates – internal [3]	(122)	316	(82)	8	151	271
Balance at end of period	3,230	11,181	157	73	2,084	16,725
Operational risk (CHF million)
Balance at beginning of period	17,076	17,123	7,125	2,090	29,532	72,946
Foreign exchange impact	422	425	177	51	733	1,808
Movements in risk levels	(15)	15	0	0	0	0
Model and parameter updates – internal [3]	254	259	97	29	3,487	4,126
Balance at end of period	17,737	17,822	7,399	2,170	33,752	78,880
Total (CHF million)
Balance at beginning of period	62,158	81,722	71,584	8,580	50,398	274,442
Foreign exchange impact	587	1,535	239	60	874	3,295
Movements in risk levels	178	(1,419)	(1,330)	(155)	(7,171)	(9,897)
Model and parameter updates – internal [3]	30	584	802	37	3,657	5,110
Model and parameter updates – external [4]	391	107	150	0	0	648
Balance at end of period	63,344	82,529	71,445	8,522	47,758	273,598
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
Risk-weighted assets – Group
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Group
3Q22 (CHF million)
Credit risk	42,377	53,526	63,889	6,279	11,922	177,993
Market risk	3,230	11,181	157	73	2,084	16,725
Operational risk	17,737	17,822	7,399	2,170	33,752	78,880
Risk-weighted assets	63,344	82,529	71,445	8,522	47,758	273,598
4Q21 (CHF million)
Credit risk	41,061	56,389	61,917	6,395	18,043	183,805
Market risk	2,899	11,524	88	69	1,775	16,355
Operational risk	16,014	16,400	6,759	1,982	26,472	67,627
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage exposure – Group
end of	3Q22	2Q22	4Q21
Leverage exposure (CHF million)
Wealth Management	231,357	234,524	233,228
Investment Bank	317,149	333,473	347,774
Swiss Bank	240,153	243,556	247,509
Asset Managemnt	2,960	2,886	2,737
Corporate Center	45,262	48,298	57,889
Leverage exposure	836,881	862,737	889,137
The leverage exposure of CHF 836.9 billion as of the end of 3Q22 decreased 3% compared to CHF 862.7 million as of the end of 2Q22, reflecting a decrease in the consolidated balance sheet, reflecting lower operating activities, primarily driven by a reduction of HQLA as a result of business reductions in the Investment Bank, partially offset by a positive foreign exchange translation impact.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Group’s consolidated balance sheet.
Leverage exposure components – Group
				% change
end of	3Q22	2Q22	4Q21	QoQ
Leverage exposure (CHF million)
Total assets	700,358	727,365	755,833	(4)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(8,323)	(9,724)	(9,386)	(14)
Derivative financial instruments	52,983	55,133	55,901	(4)
Securities financing transactions	(2,046)	(2,401)	(8,546)	(15)
Off-balance sheet exposures	91,002	89,545	93,286	2
Other	2,907	2,819	2,049	3
Total adjustments	136,523	135,372	133,304	1
Leverage exposure	836,881	862,737	889,137	(3)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
				% change
end of	3Q22	2Q22	4Q21	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	34,423	37,049	38,529	(7)
Tier 1 capital	50,110	52,736	54,373	(5)
Leverage exposure	836,881	862,737	889,137	(3)
Leverage ratios (%)
CET1 leverage ratio	4.1	4.3	4.3	–
Tier 1 leverage ratio	6.0	6.1	6.1	–
The CET1 leverage ratio was 4.1% as of the end of 3Q22, a decrease compared to the end of 2Q22. The tier 1 leverage ratio was 6.0% as of the end of 3Q22, a decrease compared to the end of 2Q22.
Swiss metrics
Swiss capital metrics
As of the end of 3Q22, our Swiss CET1 capital was CHF 34.4 billion and our Swiss CET1 ratio was 12.6%. Our going concern capital was CHF 50.1 billion and our going concern capital ratio was 18.3%. Our gone concern capital was CHF 47.3 billion and our gone concern capital ratio was 17.2%. Our total loss-absorbing capacity was CHF 97.4 billion and our TLAC ratio was 35.5%.
Swiss capital metrics – Group
				% change
end of	3Q22	2Q22	4Q21	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	34,423	37,049	38,529	(7)
Going concern capital	50,110	52,736	54,372	(5)
Gone concern capital	47,288	44,160	46,648	7
Total loss-absorbing capacity (TLAC)	97,398	96,896	101,020	1
Swiss risk-weighted assets	274,138	274,997	268,418	0
Swiss capital ratios (%)
Swiss CET1 ratio	12.6	13.5	14.4	–
Going concern capital ratio	18.3	19.2	20.3	–
Gone concern capital ratio	17.2	16.1	17.4	–
TLAC ratio	35.5	35.2	37.6	–
Rounding differences may occur.

Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 3Q22, our Swiss CET1 leverage ratio was 4.1%, our going concern leverage ratio was 6.0%, our gone concern leverage ratio was 5.7% and our TLAC leverage ratio was 11.6%.
Swiss capital and risk-weighted assets – Group
					% change
end of	3Q22	2Q22	4Q21		QoQ
Swiss capital (CHF million)
CET1 capital – BIS	34,423	37,049	38,529		(7)
Swiss CET1 capital	34,423	37,049	38,529		(7)
Additional tier 1 high-trigger capital instruments	11,193	11,223	11,398		0
Grandfathered additional tier 1 low-trigger capital instruments	4,494	4,464	4,445		1
Swiss additional tier 1 capital	15,687	15,687	15,843		0
Going concern capital	50,110	52,736	54,372		(5)
Bail-in debt instruments	47,288	41,753	44,251		13
Tier 2 low-trigger capital instruments	0	481	479		(100)
Tier 2 amortization component	0	1,926	1,918		(100)
Gone concern capital	47,288	44,160	46,648	[1]	7
Total loss-absorbing capacity	97,398	96,896	101,020		1
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	273,598	274,442	267,787		0
Swiss regulatory adjustments [2]	540	555	631		(3)
Swiss risk-weighted assets	274,138	274,997	268,418		0
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, gone concern capital was CHF 46,897 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
				% change
end of	3Q22	2Q22	4Q21	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	34,423	37,049	38,529	(7)
Going concern capital	50,110	52,736	54,372	(5)
Gone concern capital	47,288	44,160	46,648	7
Total loss-absorbing capacity	97,398	96,896	101,020	1
Leverage exposure	836,881	862,737	889,137	(3)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.1	4.3	4.3	–
Going concern leverage ratio	6.0	6.1	6.1	–
Gone concern leverage ratio	5.7	5.1	5.2	–
TLAC leverage ratio	11.6	11.2	11.4	–
Rounding differences may occur.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
				% change
end of	3Q22	2Q22	4Q21	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	39,879	42,443	44,185	(6)
Tier 1 capital	54,628	57,208	59,110	(5)
Total eligible capital	54,628	57,689	59,589	(5)
Risk-weighted assets	272,439	273,651	266,934	0
Capital ratios (%)
CET1 ratio	14.6	15.5	16.6	–
Tier 1 ratio	20.1	20.9	22.1	–
Total capital ratio	20.1	21.1	22.3	–
Eligible capital and risk-weighted assets – Bank
end of	3Q22		2Q22	4Q21		% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	45,810		48,445	47,390		(5)
Regulatory adjustments [1]	(348)		(286)	(670)		22
Other adjustments [2]	(5,583)		(5,716)	(2,535)		(2)
CET1 capital	39,879		42,443	44,185		(6)
Additional tier 1 instruments	14,749	[3]	14,765	14,925		0
Additional tier 1 capital	14,749		14,765	14,925		0
Tier 1 capital	54,628		57,208	59,110		(5)
Tier 2 low-trigger capital instruments (5% trigger)	0		481	479		(100)
Tier 2 capital	0		481	479	[4]	(100)
Total eligible capital	54,628		57,689	59,589	[4]	(5)
Risk-weighted assets by risk type (CHF million)
Credit risk	176,834		184,704	182,952		(4)
Market risk	16,725		16,001	16,355		5
Operational risk	78,880		72,946	67,627		8
Risk-weighted assets	272,439		273,651	266,934		0
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Includes certain deductions, such as goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 11.2 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.5 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, total eligible capital was CHF 59,811 million, including CHF 222 million of such instruments, and the total capital ratio was 22.4%.

Leverage exposure components – Bank
				% change
end of	3Q22	2Q22	4Q21	QoQ
Leverage exposure (CHF million)
Total assets	703,274	730,295	759,214	(4)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(5,371)	(6,817)	(6,251)	(21)
Derivative financial instruments	53,986	55,802	56,058	(3)
Securities financing transactions	(2,046)	(2,401)	(8,546)	(15)
Off-balance sheet exposures	91,031	89,575	93,286	2
Other	2,905	2,818	2,049	3
Total adjustments	140,505	138,977	136,596	1
Leverage exposure	843,779	869,272	895,810	(3)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
				% change
end of	3Q22	2Q22	4Q21	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	39,879	42,443	44,185	(6)
Tier 1 capital	54,628	57,208	59,110	(5)
Leverage exposure	843,779	869,272	895,810	(3)
Leverage ratios (%)
CET1 leverage ratio	4.7	4.9	4.9	–
Tier 1 leverage ratio	6.5	6.6	6.6	–
Swiss capital metrics – Bank
				% change
end of	3Q22	2Q22	4Q21	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	39,879	42,443	44,185	(6)
Going concern capital	54,628	57,208	59,110	(5)
Gone concern capital	41,219	39,299	41,316	5
Total loss-absorbing capacity	95,847	96,507	100,426	(1)
Swiss risk-weighted assets	272,973	274,199	267,558	0
Swiss capital ratios (%)
Swiss CET1 ratio	14.6	15.5	16.5	–
Going concern capital ratio	20.0	20.9	22.1	–
Gone concern capital ratio	15.1	14.3	15.4	–
TLAC ratio	35.1	35.2	37.5	–
Rounding differences may occur.

Swiss capital and risk-weighted assets – Bank
					% change
end of	3Q22	2Q22	4Q21		QoQ
Swiss capital (CHF million)
CET1 capital – BIS	39,879	42,443	44,185		(6)
Swiss CET1 capital	39,879	42,443	44,185		(6)
Additional tier 1 high-trigger capital instruments	11,185	11,215	11,382		0
Grandfathered additional tier 1 low-trigger capital instruments	3,564	3,550	3,543		0
Swiss additional tier 1 capital	14,749	14,765	14,925		0
Going concern capital	54,628	57,208	59,110		(5)
Bail-in debt instruments	41,219	36,891	38,920		12
Tier 2 low-trigger capital instruments	0	481	479		(100)
Tier 2 amortization component	0	1,927	1,917		(100)
Gone concern capital	41,219	39,299	41,316	[1]	5
Total loss-absorbing capacity	95,847	96,507	100,426		(1)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	272,439	273,651	266,934		0
Swiss regulatory adjustments [2]	534	548	624		(3)
Swiss risk-weighted assets	272,973	274,199	267,558		0
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, gone concern capital was CHF 41,565 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
				% change
end of	3Q22	2Q22	4Q21	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	39,879	42,443	44,185	(6)
Going concern capital	54,628	57,208	59,110	(5)
Gone concern capital	41,219	39,299	41,316	5
Total loss-absorbing capacity	95,847	96,507	100,426	(1)
Leverage exposure	843,779	869,272	895,810	(3)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.7	4.9	4.9	–
Going concern leverage ratio	6.5	6.6	6.6	–
Gone concern leverage ratio	4.9	4.5	4.6	–
TLAC leverage ratio	11.4	11.1	11.2	–
Shareholders’ equity
Our total shareholders’ equity was CHF 43.3 billion as of the end of 3Q22 compared to CHF 45.8 billion as of the end of 2Q22. Total shareholders’ equity was negatively impacted by the net loss attributable to shareholders and losses in cash flow hedges, partially offset by gains on fair value elected liabilities relating to credit risk, foreign exchange-related movements on cumulative translation adjustments and an increase in the share-based compensation obligation.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	3Q22	2Q22	4Q21	% change QoQ
Shareholders' equity (CHF million)
Common shares	106	106	106	0
Additional paid-in capital	34,770	34,631	34,938	0
Retained earnings	25,025	29,059	31,064	(14)
Treasury shares, at cost	(359)	(417)	(828)	(14)
Accumulated other comprehensive income/(loss)	(16,275)	(17,537)	(21,326)	(7)
Total shareholders' equity	43,267	45,842	43,954	(6)
Goodwill	(3,018)	(2,974)	(2,917)	1
Other intangible assets	(424)	(340)	(276)	25
Tangible shareholders' equity [1]	39,825	42,528	40,761	(6)
Shares outstanding (million)
Common shares issued	2,650.7	2,650.7	2,650.7	0
Treasury shares	(34.0)	(39.9)	(81.0)	(15)
Shares outstanding	2,616.7	2,610.8	2,569.7	0
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Book value per share	16.53	17.56	17.10	(6)
Goodwill per share	(1.15)	(1.14)	(1.14)	1
Other intangible assets per share	(0.16)	(0.13)	(0.10)	23
Tangible book value per share [1]	15.22	16.29	15.86	(7)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
As of the end of 3Q22, the Group had a gross loan portfolio of CHF 283.2 billion, gross impaired loans of CHF 3.3 billion and, in 3Q22, an average risk management VaR of USD 47 million.
Key risk developments
We are closely monitoring the following key risk and global economic developments as well as the potential effects on our operations and businesses, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
Inflation concerns and recession risk
In the major economies annual inflation rates have stayed far above central bank target levels, partly driven by energy supplies that have continued to be disrupted by sanctions on Russian imports and by outages in gas flows through pipelines to Western Europe. Low unemployment rates have pushed up wages. In the US, the Fed has increased the federal funds rate more aggressively in 3Q22, while in Europe, the ECB and SNB have also accelerated their monetary policy tightening. Significant increases in interest rates carry the risk of triggering a recession. Furthermore, recent events in the UK show that perceptions of fiscal sustainability can shift rapidly in response to interest rates increases and can potentially lead to disruptions in the markets. Credit Suisse periodically conducts deep-dive assessments and uses stress scenarios and a range of other risk management techniques to assess the resilience and potential vulnerabilities in its exposures and concentrations should the global economy be impacted by sustained high inflation or deteriorate into recession in the second half of 2022 or in 2023.
Energy supply disruptions
Russia, which is the major source of European energy imports, has significantly reduced or even halted gas flows through various pipelines to Western Europe. European governments have responded with non-mandatory rationing plans, greater gas imports from the rest of the world and fiscal measures to distribute the burden across households and businesses. Nevertheless, Europe still faces record high gas prices and the threat of mandatory rationing in the event of a colder than normal winter. High energy costs will squeeze consumer spending on other items and increase costs across global supply chains. Credit Risk Management has assessed the potential portfolio implications on eurozone countries and energy-intensive industries. Also, as part of managing operational resilience and business continuity risks, we are assessing a range of energy supply shortage scenarios and have mitigation measures addressing potential operational disruptions that may occur in European countries where Credit Suisse is located.
China
On-off COVID-19 lockdown measures continued to disrupt economic and social activity in China’s major cities in August and September 2022. Travel restrictions across China’s provinces are expected to remain in place until the end of October and resulted in subdued consumer spending during the “Golden Week” national holiday in the first week of October. There are also signs that the liquidity and solvency concerns in China’s property development sector are spreading to the rest of the economy. In addition, the global economic slowdown has adversely impacted demand for China‘s exports, particularly consumer goods. Nevertheless, China’s policymakers have followed a piecemeal approach on fiscal and monetary policy easing and, consequently, economic activity is expected to stay below historical trends in the coming quarters. We closely monitor the risk management implications of these developments on our lombard loan portfolio in China and on our trading and lending book exposures to Chinese local government- and state-owned enterprises. We are also closely monitoring the accelerating default trend in the onshore and offshore corporate debt market.
Emerging markets
The challenges facing emerging market countries continued in 3Q22. The prospect of slower global economic growth and increased uncertainty over China’s outlook led to weaker commodity prices and undermined the outlook for exports. Inflation pressures persisted, which forced central banks in emerging markets to maintain their monetary policy tightening paths. Continued US dollar appreciation further increased the pressure on emerging market currencies and, for some countries, sustained concern over their ability to service US dollar-denominated debt. Frequent reviews and deep-dives into exposures and vulnerabilities are conducted as part of our country risk limit-setting and monitoring process. Stress scenario analysis is also embedded into the country risk management framework.
Türkiye
Unconventional monetary policy which has kept interest rates low has contributed to a significant acceleration in annual inflation increasing to approximately 80% in September 2022. Foreign exchange-related restrictions and measures to encourage residents and corporates to hold local currency have failed to stop the decrease in foreign reserve levels and have increased global investor concerns. In addition, there is political uncertainty ahead of presidential and parliamentary elections which will take place in June 2023. Türkiye is closely monitored from a country risk perspective, and we continue to monitor local funding conditions, risks and exposures and to frequently apply stress tests.

Risk portfolio analysis
Credit risk
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk can arise from the execution of our business strategy in the divisions and includes risk positions such as exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on credit risk.
> Refer to “Note 18 – Loans”, “Note 19 – Financial instruments measured at amortized cost and credit losses” and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
The tables in the following sections provide divisional information on loans, collateralized loans, impaired loans, allowance for credit losses on loans and loan metrics. Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Loans
Compared to the end of 2Q22, gross loans decreased CHF 3.8 billion to CHF 283.2 billion as of the end of 3Q22, mainly driven by decreases in loans collateralized by securities, commercial and industrial loans, consumer mortgages, partially offset by the foreign exchange translation impact and an increase in consumer finance loans. The net decrease of CHF 1.5 billion in loans collateralized by securities was mainly driven by a decrease in Wealth Management. The net decrease of CHF 1.3 billion in commercial and industrial loans was mainly driven by a decrease in Wealth Management, partially offset by an increase in the Investment Bank. Consumer mortgages decreased CHF 1.0 billion, primarily due to decreases in the Swiss Bank and Wealth Management. The net increase of CHF 0.5 billion in consumer finance loans was primarily driven by increases in the Swiss Bank and Wealth Management.
On a divisional level, decreases in gross loans of CHF 4.2 billion in Wealth Management and CHF 0.8 billion in the Swiss Bank were partially offset by an increase of CHF 1.3 billion in the Investment Bank.

Loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q22 (CHF million)
Mortgages	12,770	0	95,681	0	10	108,461
Loans collateralized by securities	39,733	1,598	2,842	0	31	44,204
Consumer finance	604	5	5,199	12	56	5,876
Consumer	53,107	1,603	103,722	12	97	158,541
Real estate	4,522	676	21,721	0	7	26,926
Commercial and industrial loans	28,326	10,245	28,148	0	704	67,423
Financial institutions	3,225	16,545	7,036	8	163	26,977
Governments and public institutions	790	1,738	756	0	97	3,381
Corporate & institutional	36,863	29,204	57,661	8	971	124,707
Gross loans	89,970	30,807	161,383	20	1,068	283,248
of which held at fair value	1,465	6,360	48	1	282	8,156
Net (unearned income) / deferred expenses	(102)	(82)	94	0	0	(90)
Allowance for credit losses [1]	(573)	(233)	(530)	0	(30)	(1,366)
Net loans	89,295	30,492	160,947	20	1,038	281,792
2Q22 (CHF million)
Mortgages	13,234	0	96,238	0	11	109,483
Loans collateralized by securities	41,163	1,566	2,898	0	31	45,658
Consumer finance	546	104	4,702	11	56	5,419
Consumer	54,943	1,670	103,838	11	98	160,560
Real estate	4,717	461	22,067	0	8	27,253
Commercial and industrial loans	30,249	9,619	28,191	0	710	68,769
Financial institutions	3,427	15,983	7,278	7	198	26,893
Governments and public institutions	794	1,823	820	0	94	3,531
Corporate & institutional	39,187	27,886	58,356	7	1,010	126,446
Gross loans	94,130	29,556	162,194	18	1,108	287,006
of which held at fair value	1,633	7,075	70	0	321	9,099
Net (unearned income) / deferred expenses	(101)	(69)	96	0	1	(73)
Allowance for credit losses [1]	(569)	(234)	(527)	0	(30)	(1,360)
Net loans	93,460	29,253	161,763	18	1,079	285,573
4Q21 (CHF million)
Mortgages	13,042	0	97,478	0	13	110,533
Loans collateralized by securities	46,580	1,819	2,823	0	31	51,253
Consumer finance	476	173	4,346	13	67	5,075
Consumer	60,098	1,992	104,647	13	111	166,861
Real estate	5,508	491	22,522	0	8	28,529
Commercial and industrial loans	33,792	7,042	27,587	0	708	69,129
Financial institutions	3,393	15,458	6,099	11	261	25,222
Governments and public institutions	870	1,571	793	0	89	3,323
Corporate & institutional	43,563	24,562	57,001	11	1,066	126,203
Gross loans	103,661	26,554	161,648	24	1,177	293,064
of which held at fair value	2,075	7,711	62	0	395	10,243
Net (unearned income) / deferred expenses	(110)	(77)	105	0	1	(81)
Allowance for credit losses [1]	(558)	(186)	(524)	0	(29)	(1,297)
Net loans	102,993	26,291	161,229	24	1,149	291,686
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Allowance for credit losses is only based on loans that are not carried at fair value.

Collateralized loans
The table “Collateralized loans” provides an overview of collateralized loans by division. For consumer loans, the balances reflect the gross carrying value of the loan classes “Mortgages” and “Loans collateralized by securities”, of which a significant majority are fully collateralized. Consumer finance loans are not included as the majority of these loans are unsecured. For corporate & institutional loans, the balances reflect the value of mortgages and financial and other collateral related to secured loans, considered up to the amount of the related loans.
Financial collateral is subject to frequent market valuation depending on the asset class. In the Group’s private banking, corporate and institutional businesses, all collateral values for loans are regularly reviewed according to the Group’s risk management policies and directives, with maximum review periods determined by collateral type, market liquidity and market transparency.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on collateralized loans and collateral valuation.
Collateralized loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q22 (CHF million)
Gross loans	89,970	30,807	161,383	20	1,068	283,248
Collateralized loans	84,221	15,945	143,496	0	87	243,749
of which consumer [1]	52,503	1,598	98,523	0	41	152,665
of which mortgages	12,770	0	95,681	0	10	108,461
of which loans collateralized by securities	39,733	1,598	2,842	0	31	44,204
of which corporate & institutional [2]	31,718	14,347	44,973	0	46	91,084
of which secured by mortgages	3,269	86	32,910	0	0	36,265
of which secured by financial and other collateral	28,449	14,261	12,063	0	46	54,819
2Q22 (CHF million)
Gross loans	94,130	29,556	162,194	18	1,108	287,006
Collateralized loans	87,670	15,182	144,892	0	89	247,833
of which consumer [1]	54,397	1,566	99,136	0	42	155,141
of which mortgages	13,234	0	96,238	0	11	109,483
of which loans collateralized by securities	41,163	1,566	2,898	0	31	45,658
of which corporate & institutional [2]	33,273	13,616	45,756	0	47	92,692
of which secured by mortgages	3,202	85	33,125	0	0	36,412
of which secured by financial and other collateral	30,071	13,531	12,631	0	47	56,280
4Q21 (CHF million)
Gross loans	103,661	26,554	161,648	24	1,177	293,064
Collateralized loans	96,318	13,254	145,511	0	88	255,171
of which consumer [1]	59,622	1,819	100,301	0	44	161,786
of which mortgages	13,042	0	97,478	0	13	110,533
of which loans collateralized by securities	46,580	1,819	2,823	0	31	51,253
of which corporate & institutional [2]	36,696	11,435	45,210	0	44	93,385
of which secured by mortgages	3,273	88	33,461	0	0	36,822
of which secured by financial and other collateral	33,423	11,347	11,749	0	44	56,563
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Reflects the gross carrying value of the consumer loan classes "Mortgages" and "Loans collateralized by securities", before allowance for credit losses.
2 Reflects the value of mortgages and financial and other collateral related to secured corporate & institutional loans, considered up to the amount of the related loans.
Impaired loans
Compared to the end of 2Q22, gross impaired loans increased CHF 233 million to CHF 3.3 billion as of the end of 3Q22, mainly reflecting increases in potential problem loans and non-performing loans primarily in Wealth Management.
In Wealth Management, gross impaired loans increased CHF 319 million, mainly driven by newly impaired Russia-related positions in corporate lending, export finance and yacht finance, partially offset by the repayment of a European mortgage and the partial repayment of a share-backed loan in the Asia Pacific (APAC) region. In the Investment Bank, gross impaired loans decreased CHF 44 million, mainly reflecting a refinancing in the healthcare sector and a restructuring in the automotive industry, partially offset by the impairment of an exposure to a pharmaceutical company. In the Swiss Bank, gross impaired loans decreased CHF 39 million, mainly reflecting repayments and exposure reductions with regard to private banking clients in Switzerland and small and medium-sized enterprises as well as a write-off in small and medium-sized enterprises.

Impaired loans
end of	Wealth Management		Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q22 (CHF million)
Non-performing loans	1,072		268	346	0	48	1,734
Non-interest-earning loans	122		0	220	0	28	370
Non-accrual loans	1,194		268	566	0	76	2,104
Restructured loans	376		54	101	0	0	531
Potential problem loans	380		76	223	0	0	679
Other impaired loans	756		130	324	0	0	1,210
Gross impaired loans [1]	1,950	[2]	398	890	0	76	3,314
of which loans with a specific allowance	1,425		398	734	0	74	2,631
of which loans without a specific allowance	525		0	156	0	2	683
2Q22 (CHF million)
Non-performing loans	1,015		233	352	0	49	1,649
Non-interest-earning loans	69		0	246	0	30	345
Non-accrual loans	1,084		233	598	0	79	1,994
Restructured loans	406		55	110	0	0	571
Potential problem loans	141		154	221	0	0	516
Other impaired loans	547		209	331	0	0	1,087
Gross impaired loans [1]	1,631	[2]	442	929	0	79	3,081
of which loans with a specific allowance	1,375		442	776	0	77	2,670
of which loans without a specific allowance	256		0	153	0	2	411
4Q21 (CHF million)
Non-performing loans	1,183		77	361	0	45	1,666
Non-interest-earning loans	59		0	208	0	31	298
Non-accrual loans	1,242		77	569	0	76	1,964
Restructured loans	217		25	125	0	0	367
Potential problem loans	76		155	202	0	3	436
Other impaired loans	293		180	327	0	3	803
Gross impaired loans [1]	1,535	[2]	257	896	0	79	2,767
of which loans with a specific allowance	1,267		257	742	0	74	2,340
of which loans without a specific allowance	268		0	154	0	5	427
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 129 million, CHF 118 million and CHF 84 million as of the end of 3Q22, 2Q22 and 4Q21, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the Financial Accounting Standards Board (FASB) and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans.
Allowance for credit losses on loans
In 3Q22, the allowance for credit losses increased CHF 6 million to CHF 1.4 billion, as increases in Wealth Management and the Swiss Bank were partially offset by a decrease in the Investment Bank.
In Wealth Management, the increase in allowance for credit losses of CHF 4 million was mainly driven by increased provisions for share-backed loans and a real estate exposure in the APAC region and new provisions for related exposures in ship finance and export finance, partially offset by a write-off related to a European mortgage. In the Swiss Bank, the allowance for credit losses increased CHF 3 million, mainly reflecting higher non-specific provisions for expected credit losses primarily related to new originations, partially offset by the write-off in small and medium-sized enterprises. In the Investment Bank, the decrease in allowance for credit losses of CHF 1 million mainly reflected the refinancing in the healthcare sector, partially offset by specific provisions on a newly impaired mining company and higher non-specific provisions for expected credit losses primarily related to new originations.

Allowance for credit losses on loans
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q22 (CHF million)
Balance at beginning of period [1]	569	234	527	0	30	1,360
of which individually evaluated	358	86	353	0	29	826
of which collectively evaluated	211	148	174	0	1	534
Current-period provision for expected credit losses	17	8	19	0	0	44
of which provisions for interest	9	3	(2)	0	1	11
Gross write-offs	(12)	(17)	(19)	0	0	(48)
Recoveries	0	0	4	0	0	4
Net write-offs	(12)	(17)	(15)	0	0	(44)
Foreign currency translation impact and other adjustments, net	(1)	8	(1)	0	0	6
Balance at end of period [1]	573	233	530	0	30	1,366
of which individually evaluated	361	75	348	0	29	813
of which collectively evaluated	212	158	182	0	1	553
9M22 (CHF million)
Balance at beginning of period [1]	558	186	524	0	29	1,297
of which individually evaluated for impairment	355	50	353	0	27	785
of which collectively evaluated for impairment	203	136	171	0	2	512
Current-period provision for expected credit losses	62	51	65	0	1	179
of which provisions for interest	26	5	(1)	0	2	32
Gross write-offs	(58)	(17)	(68)	0	0	(143)
Recoveries	0	2	9	0	0	11
Net write-offs	(58)	(15)	(59)	0	0	(132)
Foreign currency translation impact and other adjustments, net	11	11	0	0	0	22
Balance at end of period [1]	573	233	530	0	30	1,366
of which individually evaluated	361	75	348	0	29	813
of which collectively evaluated	212	158	182	0	1	553
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
1 Allowance for credit losses is only based on loans that are not carried at fair value.
Loan metrics
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
3Q22 (%)
Non-accrual loans / Gross loans	1.3	1.1	0.4	0.0	9.7	0.8
Gross impaired loans / Gross loans	2.2	1.6	0.6	0.0	9.7	1.2
Allowance for credit losses / Gross loans	0.6	1.0	0.3	0.0	3.8	0.5
Specific allowance for credit losses / Gross impaired loans	18.5	18.8	39.1	–	38.2	24.5
2Q22 (%)
Non-accrual loans / Gross loans	1.2	1.0	0.4	0.0	10.0	0.7
Gross impaired loans / Gross loans	1.8	2.0	0.6	0.0	10.0	1.1
Allowance for credit losses / Gross loans	0.6	1.0	0.3	0.0	3.8	0.5
Specific allowance for credit losses / Gross impaired loans	21.9	19.5	38.0	–	36.7	26.8
4Q21 (%)
Non-accrual loans / Gross loans	1.2	0.4	0.4	0.0	9.7	0.7
Gross impaired loans / Gross loans	1.5	1.4	0.6	0.0	10.1	1.0
Allowance for credit losses / Gross loans	0.5	1.0	0.3	0.0	3.7	0.5
Specific allowance for credit losses / Gross impaired loans	23.1	19.5	39.4	–	34.2	28.4
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.

Allowance for credit losses on other financial assets
In 9M22, the Investment Bank recorded a release of provision for credit losses of CHF 155 million pertaining to an assessment of the future recoverability of receivables related to Archegos, unchanged from 6M22. On the Group’s consolidated balance sheet as of the end of 3Q22, 2Q22 and 4Q21, the related allowance is included in the allowance for credit losses on brokerage receivables of CHF 4,319 million, CHF 4,215 million and CHF 4,186 million, respectively.
> Refer to “Significant events in 2021” in II – Credit Suisse results – Credit Suisse and “Risk factors” in I – Information on the company in the Credit Suisse Annual Report 2021 for information on the Archegos matter.
> Refer to “Note 9 – Provision for credit losses” and “Note 19 – Financial instruments measured at amortized cost and credit losses” in III – Condensed consolidated financial statements – unaudited for further information.
Selected European credit risk exposures
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk in the Credit Suisse Annual Report 2021 for further information on selected European credit risk exposures.
Russia credit risk exposure
In response to Russia’s invasion of Ukraine, many countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and business leaders, and these sanctions have been expanded several times.
The Group has further reduced Russia-related exposures in 3Q22 as the market and counterparty situation evolved. Compared to 2Q22, our gross credit risk exposure to Russia, before taking into account risk mitigation but net of specific allowances and provisions for credit losses and valuation adjustments, decreased 18% to CHF 542 million as of the end of 3Q22. Our net credit risk exposure to Russia decreased 6% to CHF 229 million for the same period, mainly reflecting further exposure reductions to financial institutions. The remaining exposures continue to be subject to ongoing monitoring and management.
> Refer to “Russia’s invasion of Ukraine” in I – Credit Suisse results – Credit Suisse – Other information for further information.
Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading activities.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on market risk including our VaR methodology.
Traded market risk
Market risks mainly arise from our trading activities, primarily in the Investment Bank (which includes Global Trading Solutions). Our trading activities typically include fair-valued positions and risks arising from our involvement in primary and secondary market activities, for client facilitation and market-making purposes, including derivatives markets.
The Group is active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of financial instruments and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, the Group’s trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q22, there were no material changes to our VaR methodology.
We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent Model Risk Management function.
Information required under Pillar 3 of the Basel framework related to market risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The tables entitled “Average one-day, 98% risk management VaR by division” and “One-day, 98% risk management VaR” show our traded market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.

Average one-day, 98% risk management VaR by division
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Diversi- fication benefit	[1]	Credit Suisse
CHF million
3Q22	12	41	0	0	4	(11)		46
2Q22	9	39	0	0	4	(9)		43
4Q21 [2]	11	45	0	0	4	(12)		48
USD million
3Q22	12	42	0	0	4	(11)		47
2Q22	10	41	0	0	4	(10)		45
4Q21 [2]	12	49	0	0	4	(12)		53
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
2 The restatement of divisional historical average risk management VaR under the new organization required certain additional assumptions, which will not be required for future periods.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
3Q22
Average	23	34	51	3	45	(110)		46
Minimum	18	31	17	2	18	–	[2]	40
Maximum	29	39	57	3	54	–	[2]	52
End of period	19	34	53	2	50	(111)		47
2Q22
Average	18	37	39	3	31	(85)		43
Minimum	14	33	10	3	16	–	[2]	38
Maximum	28	42	49	4	39	–	[2]	49
End of period	24	38	48	3	37	(103)		47
4Q21
Average	13	43	29	3	32	(72)		48
Minimum	10	37	24	2	30	–	[2]	44
Maximum	15	51	32	3	37	–	[2]	58
End of period	11	37	28	3	32	(66)		45
USD million
3Q22
Average	23	35	52	3	46	(112)		47
Minimum	18	33	18	2	19	–	[2]	41
Maximum	30	40	58	4	55	–	[2]	53
End of period	19	35	54	2	52	(114)		48
2Q22
Average	19	38	40	3	32	(87)		45
Minimum	14	34	10	3	17	–	[2]	40
Maximum	29	46	51	4	39	–	[2]	51
End of period	25	39	51	3	39	(108)		49
4Q21
Average	14	47	31	3	35	(77)		53
Minimum	11	40	26	3	32	–	[2]	48
Maximum	16	55	35	4	40	–	[2]	63
End of period	12	40	30	3	35	(71)		49
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Average risk management VaR of USD 47 million in 3Q22 increased 4% compared to 2Q22. The increase in foreign exchange risk management VaR was driven by positional changes and the increase in equity risk management VaR mainly reflected the inclusion of recent volatility in the data set.
The chart entitled “Daily risk management VaR” shows the aggregated traded market risk on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q22 with those for 2Q22 and 4Q21. Actual daily trading revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 3Q22, we had seven loss days, compared to eleven loss days in 2Q22 and six loss days in 4Q21.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of the internal model approach-based regulatory capital held by the Group, the calculation of which includes regulatory VaR and stressed VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 3Q22, we had one backtesting exception in our regulatory VaR model, and the model remained in the regulatory “green zone”.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2021 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Non-traded market risk
Non-traded market risk primarily relates to asset and liability mismatch exposures in our banking book. Our businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.
We assume interest rate risks through lending and deposit-taking, money market and funding activities, and the deployment of our consolidated equity as well as other activities at the divisional level. Non-maturing products, such as savings accounts, have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the business divisions.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to credit-suisse.com/regulatorydisclosures for the Group’s publication “Pillar 3 and regulatory disclosures 4Q21 – Credit Suisse Group AG” which includes additional information on regulatory interest rate risk in the banking book in accordance with FINMA guidance.
As of the end of 3Q22, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 4.4 million, compared to negative CHF 3.3 million as of the end of 2Q22. The change was mainly driven by a duration increase in net interest income hedging activities in addition to regular management of banking book activities.

Balance sheet and off-balance sheet
As of the end of 3Q22, total assets of CHF 700.4 billion decreased 4% and total liabilities of CHF 656.8 billion decreased 4% compared to the end of 2Q22, reflecting lower operating activities, partially offset by the foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 700.4 billion as of the end of 3Q22, a decrease of CHF 27.0 billion, or 4%, from the end of 2Q22, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 31.5 billion.
Compared to the end of 2Q22, trading assets decreased CHF 10.8 billion, or 11%, primarily reflecting decreases in debt and equity securities, partially offset by an increase in derivative instruments. Cash and due from banks decreased CHF 10.3 billion, or 6%, mainly driven by lower cash positions at the SNB and the ECB, partially offset by higher cash positions at the BoJ and the Fed. Brokerage receivables decreased CHF 4.3 billion, or 28%, primarily reflecting lower futures balances and a decrease in failed trades. Net loans decreased CHF 3.8 billion, or 1%, mainly driven by decreases in loans collateralized by securities, commercial and industrial loans, consumer mortgages, partially offset by the foreign exchange translation impact and an increase in consumer finance loans. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 3.5 billion, or 3%, mainly reflecting the foreign exchange translation impact and an increase in reverse repurchase transactions from customers and banks. All other assets decreased CHF 1.5 billion, or 2%, mainly due to decreases of CHF 1.9 billion, or 4%, in other assets, mainly related to lower deferred tax assets, and of CHF 0.6 billion, or 8%, in securities received as collateral, partially offset by an increase of CHF 1.0 billion, or 137%, in investment securities.
Balance sheet summary
				% change
end of	3Q22	2Q22	4Q21	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	149,191	159,472	164,818	(6)	(9)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	107,705	104,156	103,906	3	4
Trading assets	90,343	101,095	111,141	(11)	(19)
Net loans	281,792	285,573	291,686	(1)	(3)
Brokerage receivables	10,790	15,060	16,687	(28)	(35)
All other assets	60,537	62,009	67,595	(2)	(10)
Total assets	700,358	727,365	755,833	(4)	(7)
Liabilities and equity (CHF million)
Due to banks	17,572	23,616	18,965	(26)	(7)
Customer deposits	371,270	389,484	392,819	(5)	(5)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,187	21,568	35,274	3	(37)
Trading liabilities	27,251	29,967	27,535	(9)	(1)
Long-term debt	162,605	158,010	166,896	3	(3)
Brokerage payables	8,212	8,061	13,060	2	(37)
All other liabilities	47,752	50,593	57,054	(6)	(16)
Total liabilities	656,849	681,299	711,603	(4)	(8)
Total shareholders' equity	43,267	45,842	43,954	(6)	(2)
Noncontrolling interests	242	224	276	8	(12)
Total equity	43,509	46,066	44,230	(6)	(2)

Total liabilities and equity	700,358	727,365	755,833	(4)	(7)

Total liabilities were CHF 656.8 billion as of the end of 3Q22, a decrease of CHF 24.5 billion, or 4%, from the end of 2Q22, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 30.9 billion.
Compared to the end of 2Q22, customer deposits decreased CHF 18.2 billion, or 5%, mainly due to decreases in demand deposits, certificates of deposits and private accounts, partially offset by an increase in time deposits. Due to banks decreased CHF 6.0 billion, or 26%, primarily driven by decreases in time and demand deposits. Trading liabilities decreased CHF 2.7 billion, or 9%, reflecting decreases in short positions and derivative instruments, partially offset by the foreign exchange translation impact. Long-term debt increased CHF 4.6 billion, or 3%, primarily reflecting issuances of senior debt and the foreign exchange translation impact, partially offset by maturities of senior and subordinated debt. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 0.6 billion, or 3%, primarily due to the foreign exchange translation impact and an increase in repurchase transactions to banks, partially offset by a decrease in repurchase transactions to customers. Brokerage payables increased CHF 0.2 billion, or 2%, mainly due to the foreign exchange translation impact and increases in open and failed trades, partially offset by a decrease in margin lending. All other liabilities decreased CHF 2.8 billion, or 6%, mainly reflecting decreases of CHF 2.3 billion, or 12%, in short-term borrowings and CHF 0.6 billion, or 8%, in obligation to return securities received as collateral.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2021 and “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans
19 Financial instruments measured at amortized cost and credit losses
20 Goodwill
21 Other assets and other liabilities
22 Long-term debt
23 Accumulated other comprehensive income and additional share information
24 Offsetting of financial assets and financial liabilities
25 Tax
26 Employee deferred compensation
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged and collateral
33 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Credit Suisse Group AG Results of Review of Interim Financial Statements We have reviewed the accompanying consolidated balance sheet of Credit Suisse Group AG and its subsidiaries (the “Group”) as of September 30, 2022, and the related consolidated statements of operations, comprehensive income and changes in equity for the three-month and nine-month periods ended September 30, 2022 and 2021 and the consolidated statement of cash flows for the nine-month periods ended September 30, 2022 and 2021, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America. We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2021, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended (not presented herein), and in our report dated March 10, 2022, which included a paragraph describing a change in the manner of accounting for credit losses on certain financial instruments in the 2020 financial statements and a paragraph regarding adjustments made to the 2021 and 2020 financial statements to reflect the change in the composition of reportable segments, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2021, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. Basis for Review Results These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. /s/ PricewaterhouseCoopers AG Zurich, Switzerland November 2, 2022

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	3Q22	2Q22	3Q21	9M22	9M21
Consolidated statements of operations (CHF million)
Interest and dividend income	3,329	2,474	2,392	8,037	7,405
Interest expense	(2,126)	(1,279)	(969)	(4,180)	(2,912)
Net interest income	1,203	1,195	1,423	3,857	4,493
Commissions and fees	2,129	2,230	3,249	6,960	10,144
Trading revenues	125	41	618	130	2,582
Other revenues	347	179	147	914	895
Net revenues	3,804	3,645	5,437	11,861	18,114
Provision for credit losses	21	64	(144)	(25)	4,225
Compensation and benefits	1,901	2,392	2,255	6,751	6,818
General and administrative expenses	1,919	2,005	2,012	6,072	4,977
Commission expenses	250	254	306	802	960
Goodwill impairment	0	23	0	23	0
Restructuring expenses	55	80	–	181	70
Total other operating expenses	2,224	2,362	2,318	7,078	6,007
Total operating expenses	4,125	4,754	4,573	13,829	12,825
Income/(loss) before taxes	(342)	(1,173)	1,008	(1,943)	1,064
Income tax expense	3,698	419	570	3,966	610
Net income/(loss)	(4,040)	(1,592)	438	(5,909)	454
Net income/(loss) attributable to noncontrolling interests	(6)	1	4	(9)	19
Net income/(loss) attributable to shareholders	(4,034)	(1,593)	434	(5,900)	435
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(1.53)	(0.60)	0.16	(2.24)	0.17
Diluted earnings/(loss) per share	(1.53)	(0.60)	0.16	(2.24)	0.17
Consolidated statements of comprehensive income (unaudited)
in	3Q22	2Q22	3Q21	9M22	9M21
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(4,040)	(1,592)	438	(5,909)	454
Gains/(losses) on cash flow hedges	(565)	(250)	(44)	(1,414)	(188)
Foreign currency translation	477	765	133	1,423	1,666
Unrealized gains/(losses) on securities	(17)	(1)	1	(23)	1
Actuarial gains/(losses)	28	61	144	150	198
Net prior service credit/(cost)	(19)	(18)	(23)	(54)	(71)
Gains/(losses) on liabilities related to credit risk	1,355	2,552	274	4,968	342
Other comprehensive income, net of tax	1,259	3,109	485	5,050	1,948
Comprehensive income/(loss)	(2,781)	1,517	923	(859)	2,402
Comprehensive income/(loss) attributable to noncontrolling interests	(9)	1	5	(10)	30
Comprehensive income/(loss) attributable to shareholders	(2,772)	1,516	918	(849)	2,372
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	3Q22	2Q22	4Q21
Assets (CHF million)
Cash and due from banks	149,191	159,472	164,818
of which reported at fair value	98	165	308
of which reported from consolidated VIEs	122	110	108
Interest-bearing deposits with banks	681	851	1,323
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	107,705	104,156	103,906
of which reported at fair value	80,820	82,392	68,623
Securities received as collateral, at fair value	6,788	7,386	15,017
of which encumbered	5,054	5,063	8,455
Trading assets, at fair value	90,343	101,095	111,141
of which encumbered	24,803	28,669	30,092
of which reported from consolidated VIEs	1,777	1,801	1,822
Investment securities	1,749	739	1,005
of which reported at fair value	774	739	1,005
of which encumbered	1,579	646	516
Other investments	5,813	5,783	5,826
of which reported at fair value	3,968	3,987	4,094
of which reported from consolidated VIEs	888	895	1,015
Net loans	281,792	285,573	291,686
of which reported at fair value	8,156	9,099	10,243
of which encumbered	47	46	42
of which reported from consolidated VIEs	1,377	1,323	1,400
allowance for credit losses	(1,366)	(1,360)	(1,297)
Goodwill	3,018	2,974	2,917
Other intangible assets	424	340	276
of which reported at fair value	373	290	224
Brokerage receivables	10,790	15,060	16,687
allowance for credit losses	(4,319)	(4,215)	(4,186)
Other assets	42,064	43,936	41,231
of which reported at fair value	9,297	8,616	9,184
of which reported from consolidated VIEs	2,263	2,009	1,496
of which loans held-for-sale (amortized cost base)	345	401	588
allowance for credit losses – other assets held at amortized cost	(40)	(31)	(30)
Total assets	700,358	727,365	755,833
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	3Q22	2Q22	4Q21
Liabilities and equity (CHF million)
Due to banks	17,572	23,616	18,965
of which reported at fair value	564	355	477
Customer deposits	371,270	389,484	392,819
of which reported at fair value	3,078	3,307	3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,187	21,568	35,274
of which reported at fair value	14,678	14,145	13,213
Obligation to return securities received as collateral, at fair value	6,788	7,386	15,017
Trading liabilities, at fair value	27,251	29,967	27,535
of which reported from consolidated VIEs	7	13	8
Short-term borrowings	17,798	20,145	19,393
of which reported at fair value	9,077	10,049	10,690
of which reported from consolidated VIEs	3,581	4,635	4,352
Long-term debt	162,605	158,010	166,896
of which reported at fair value	64,567	66,140	68,722
of which reported from consolidated VIEs	2,034	1,825	1,391
Brokerage payables	8,212	8,061	13,060
Other liabilities	23,166	23,062	22,644
of which reported at fair value	2,620	2,620	2,592
of which reported from consolidated VIEs	236	223	231
Total liabilities	656,849	681,299	711,603
Common shares	106	106	106
Additional paid-in capital	34,770	34,631	34,938
Retained earnings	25,025	29,059	31,064
Treasury shares, at cost	(359)	(417)	(828)
Accumulated other comprehensive income/(loss)	(16,275)	(17,537)	(21,326)
Total shareholders' equity	43,267	45,842	43,954
Noncontrolling interests	242	224	276
Total equity	43,509	46,066	44,230

Total liabilities and equity	700,358	727,365	755,833
> Refer to “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” for information on commitments and contingencies.
end of	3Q22	2Q22	4Q21
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,225,747,720	3,225,747,720	3,100,747,720
Common shares issued	2,650,747,720	2,650,747,720	2,650,747,720
Treasury shares	(34,011,005)	(39,988,479)	(81,063,211)
Shares outstanding	2,616,736,715	2,610,759,241	2,569,684,509
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
3Q22 (CHF million)
Balance at beginning of period	106	34,631	29,059	(417)	(17,537)	45,842	224	46,066
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(13)	(13)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	40	40
Net income/(loss)	–	–	(4,034)	–	–	(4,034)	(6)	(4,040)
Total other comprehensive income/(loss), net of tax	–	–	–	–	1,262	1,262	(3)	1,259
Sale of treasury shares	–	(16)	–	2,464	–	2,448	–	2,448
Repurchase of treasury shares	–	–	–	(2,455)	–	(2,455)	–	(2,455)
Share-based compensation, net of tax	–	155	–	49	–	204	–	204
Balance at end of period	106	34,770	25,025	(359)	(16,275)	43,267	242	43,509
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2Q22 (CHF million)
Balance at beginning of period	106	35,114	30,791	(923)	(20,646)	44,442	234	44,676
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(12)	(12)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	2	2
Net income/(loss)	–	–	(1,593)	–	–	(1,593)	1	(1,592)
Total other comprehensive income/(loss), net of tax	–	–	–	–	3,109	3,109	–	3,109
Sale of treasury shares	–	(25)	–	3,367	–	3,342	–	3,342
Repurchase of treasury shares	–	–	–	(3,306)	–	(3,306)	–	(3,306)
Share-based compensation, net of tax	–	(316)	–	445	–	129	–	129
Dividends paid	–	(140)	(139)	–	–	(279)	(1)	(280)
Change in scope of consolidation, net	–	(2)	–	–	–	(2)	–	(2)
Balance at end of period	106	34,631	29,059	(417)	(17,537)	45,842	224	46,066
3Q21 (CHF million)
Balance at beginning of period	106	34,633	32,715	(2,177)	(21,697)	43,580	295	43,875
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(4)	(4)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	9	9
Net income/(loss)	–	–	434	–	–	434	4	438
Total other comprehensive income/(loss), net of tax	–	–	–	–	484	484	1	485
Conversion of mandatory convertible notes	–	–	–	6	–	6	–	6
Sale of treasury shares	–	(3)	–	4,728	–	4,725	–	4,725
Repurchase of treasury shares	–	–	–	(4,925)	–	(4,925)	–	(4,925)
Share-based compensation, net of tax	–	183	–	11	–	194	–	194
Balance at end of period	106	34,813	33,149	(2,357)	(21,213)	44,498	305	44,803
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
9M22 (CHF million)
Balance at beginning of period	106	34,938		31,064	(828)	(21,326)	43,954	276	44,230
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(28)	(28)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	48	48
Net income/(loss)	–	–		(5,900)	–	–	(5,900)	(9)	(5,909)
Total other comprehensive income/(loss), net of tax	–	–		–	–	5,051	5,051	(1)	5,050
Sale of treasury shares	–	(60)		–	10,513	–	10,453	–	10,453
Repurchase of treasury shares	–	–		–	(10,591)	–	(10,591)	–	(10,591)
Share-based compensation, net of tax	–	34		–	547	–	581	–	581
Dividends paid	–	(140)	[3]	(139)	–	–	(279)	(1)	(280)
Changes in scope of consolidation, net	–	–		–	–	–	–	(43)	(43)
Other	–	(2)		–	–	–	(2)	–	(2)
Balance at end of period	106	34,770		25,025	(359)	(16,275)	43,267	242	43,509
9M21 (CHF million)
Balance at beginning of period	98	33,323		32,834	(428)	(23,150)	42,677	264	42,941
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(27)	(27)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	19	19
Net income/(loss)	–	–		435	–	–	435	19	454
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,937	1,937	11	1,948
Issuance of common shares	8	1,748		–	(1,756)	–	–	–	0
Conversion of mandatory convertible notes	–	–		–	7	–	7	–	7
Sale of treasury shares	–	(17)		–	16,405	–	16,388	–	16,388
Repurchase of treasury shares	–	–		–	(17,204)	–	(17,204)	–	(17,204)
Share-based compensation, net of tax	–	(76)		–	619	–	543	–	543
Dividends paid	–	(136)		(120)	–	–	(256)	(1)	(257)
Changes in scope of consolidation, net	–	–		–	–	–	–	20	20
Other	–	(29)		–	–	–	(29)	–	(29)
Balance at end of period	106	34,813		33,149	(2,357)	(21,213)	44,498	305	44,803
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	9M22	9M21
Operating activities (CHF million)
Net income/(loss)	(5,909)	454
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	1,299	1,021
Provision for credit losses	(25)	4,225
Deferred tax provision/(benefit)	3,734	157
Share-based compensation	747	777
Valuation adjustments relating to long-term debt	(11,593)	880
Share of net income/(loss) from equity method investments	(88)	(148)
Trading assets and liabilities, net	22,392	22,571
(Increase)/decrease in other assets	2,717	4,427
Increase/(decrease) in other liabilities	(6,397)	(4,480)
Other, net	(1,520)	(320)
Total adjustments	11,266	29,110
Net cash provided by/(used in) operating activities	5,357	29,564
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	650	(4)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(5,850)	(23,932)
Purchase of investment securities	(1,228)	(373)
Proceeds from sale of investment securities	44	0
Maturities of investment securities	222	95
Investments in subsidiaries and other investments	(237)	(1,939)
Proceeds from sale of other investments	372	1,085
(Increase)/decrease in loans	9,955	(3,709)
Proceeds from sales of loans	1,579	3,837
Capital expenditures for premises and equipment and other intangible assets	(1,095)	(962)
Proceeds from sale of premises and equipment and other intangible assets	0	2
Other, net	256	82
Net cash provided by/(used in) investing activities	4,668	(25,818)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	9M22	9M21
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(26,974)	3,984
Increase/(decrease) in short-term borrowings	(1,166)	(1,952)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(6,813)	(1,721)
Issuances of long-term debt	52,540	47,487
Repayments of long-term debt	(41,932)	(39,668)
Sale of treasury shares	10,453	16,388
Repurchase of treasury shares	(10,591)	(17,204)
Dividends paid	(280)	(257)
Other, net	(76)	(243)
Net cash provided by/(used in) financing activities	(24,839)	6,814
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(813)	2,079
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(15,627)	12,639

Cash and due from banks at beginning of period [1]	164,818	139,112
Cash and due from banks at end of period [1]	149,191	151,751
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	9M22	9M21
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	568	620
Cash paid for interest	5,071	4,653
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for information on non-cash transactions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Credit Suisse Annual Report 2021.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments, which, on a normal recurring basis, are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 2Q22 consolidated statements of operations and comprehensive income, the 2Q22 consolidated balance sheet and the 2Q22 consolidated statement of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Certain accounting changes
As noted in our 2021 Annual Report, the Group identified an accounting issue that was not material to the prior period financial statements. The Group identified this accounting issue with respect to the net balance sheet treatment relating to the presentation of a limited population of certain securities lending and borrowing activities. As a result, balance sheet and cash flow positions for both assets and liabilities relating to these activities were presented on a gross basis and prior periods were revised in the consolidated financial statements and the related notes.
> Refer to “Note 1 – Summary of significant accounting policies – Revisions of prior period financial statements” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
Beginning with the quarter ended June 30, 2022, the Group has presented these securities lending and borrowing transactions as a single unit of account and as a result these transactions will no longer be presented on a gross basis. The Group did not adjust prior period financial information, which continue to reflect a presentation on a gross basis.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for a description of accounting standards adopted in 2021.
SAB 121 – Accounting for Digital Asset Custodial Relationships
In March 2022, the US Securities and Exchange Commission (SEC) published SEC Staff Accounting Bulletin (SAB) No. 121, “Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Platform users” (SAB 121). SAB 121 introduces interpretive guidance requiring the recognition of a liability and a corresponding asset to account for obligations to safeguard digital assets held for clients. SAB 121 requires additional disclosure of such custodial relationships in the interim and annual financial statements. The guidance within SAB 121 is effective for the interim and annual periods ending after June 15, 2022, with retrospective application to the beginning of the fiscal year.
The adoption of SAB 121 did not have a material impact on the Group’s financial position, results of operations or cash flows.
Standards to be adopted in future periods
ASC Topic 326 – Financial instruments – Credit losses
In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-02, “Troubled Debt Restructurings and Vintage Disclosures” (ASU 2022-02), an update to Accounting Standards Codification (ASC) Topic 326 – Financial Instruments – Credit Losses. The amendments in ASU 2022-02 eliminate the accounting guidance for Troubled Debt Restructurings (TDRs) by creditors. The loan refinancing and restructuring guidance in ASC Topic 310 – Receivables will be applied to determine whether a modification results in a new loan or a continuation of an existing loan. The amendments enhance disclosure requirements for certain loan refinancings and restructurings when a borrower is experiencing financial difficulty and require disclosure of current period gross write-offs by year of origination for financing receivables and net investments in leases.

The amendments are effective for annual reporting periods beginning after December 15, 2022 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2022-02 on the Group’s financial position, results of operations and cash flows.
ASC Topic 820 – Fair Value Measurement
In June 2022, the FASB issued Accounting Standards Update 2022-03, “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions and any circumstances that could cause a lapse in the restrictions.
The amendments are effective for annual reporting periods beginning after December 15, 2023 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The Group is currently evaluating the impact of the adoption of ASU 2022-03 on the Group’s financial position, results of operations and cash flows.
3 Business developments and subsequent events
Business developments
Sale of CS Trust business
On September 6, 2022, the Group signed separate agreements with The Bank of N.T. Butterfield & Son Limited (Butterfield) and Gasser Partner Trust reg. (Gasser Partner) for the sale of its global trust business (Credit Suisse Trust, CST), while CST entities will continue to operate with a limited number of clients. Under separate agreements, Butterfield will acquire CST’s businesses based in Guernsey, Singapore, and The Bahamas, while Gasser Partner will acquire CST’s Liechtenstein business.
The transaction with Butterfield is expected to close in the first half of 2023 and is subject to customary conditions. The transfer of the trust structures in Liechtenstein will occur on a rolling basis and is also expected to be completed in the first half of 2023. Upon completion of the transactions, Butterfield and Gasser Partner will take over the ongoing management and administration of most of the trust structures in the respective jurisdictions. A significant portion of CST’s employees are expected to transfer to Butterfield. The CST-related legal entities and any residual business will be wound down by the Group over the next few years.
Acquisition of mortgage servicing-related assets
On September 19, 2022, Select Portfolio Servicing, Inc., a wholly owned subsidiary of the Group, announced that it signed a definitive agreement to acquire certain mortgage servicing-related assets of Rushmore Loan Management Services LLC, a Texas-based mortgage loan servicer. The acquisition, which is subject to regulatory approvals, is expected to close in 4Q22.
Subsequent events
Strategic review
On October 27, 2022, Credit Suisse announced a series of decisive actions following a strategic review conducted by the Board of Directors and Executive Board, resulting in a restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital. The transformation is intended to be funded through divestments, exits, the announced capital actions and existing resources. As the Group implements these actions, restructuring costs, including from asset impairments and liability valuations, are expected to arise in connection with business activities the Group plans to exit or transfer and their related infrastructure.
Securitized Products Group
On October 27, 2022, Credit Suisse announced that it has entered into a framework and exclusivity agreement to transfer a significant portion of SPG to an investor group led by Apollo. Under the terms of the proposed transaction, investment vehicles managed by affiliates of Apollo and PIMCO would acquire the majority of SPG’s assets and other related financing businesses from the Group, form a new platform to enter into an investment management agreement to manage the residual assets on the Group’s behalf, hire SPG team members to the new platform and receive certain ongoing services from the Group. The transaction proposed under the framework agreement is subject to the signing of final binding documentation, which is anticipated during 4Q22. Closing of the proposed transaction would be subject to customary closing conditions and regulatory approvals and would be expected to occur during the first half of 2023.
Capital increase
On October 27, 2022, Credit Suisse announced its intention to raise capital with gross proceeds of approximately CHF 4 billion through the issuance of new shares to qualified investors, including Saudi National Bank, which has committed to invest up to CHF 1.5 billion to achieve a shareholding of up to 9.9%, and through a rights offering for existing shareholders, in each case subject to approval at the EGM on November 23, 2022. These measures are expected to increase the Group’s CET1 ratio and support its strategic transformation.

Liquidity issues in October 2022 and credit ratings downgrades
During the first two weeks of October 2022, following negative press and social media coverage based on incorrect rumors, the Group experienced significantly higher withdrawals of cash deposits as well as non-renewal of maturing time deposits. These outflows have since stabilized to much lower levels but have not yet reversed. As is normal practice, the Group also limited its access to the capital markets in the period immediately preceding the Group’s strategy announcements. While these outflows have partially utilized liquidity buffers at the Group and legal entity level, and certain subsidiaries of the Group have fallen below some of their legal entity-level regulatory requirements, the core requirements of the LCR and the NSFR at the Group level have been maintained at all times. The Group’s average daily LCR for the month of October through October 25 was 154%, with lower spot rates over this period that remained below this average through the date hereof. Remediation plans have been prepared to reverse these outflows, including accessing the public and private markets following the Group’s announcements on October 27 together with certain asset disposals, including the transfer of a significant portion of SPG to an investor group led by Apollo, and other measures. The execution of the strategic measures that the Group has announced is also expected to generate liquidity and reduce the funding requirements of the Group. The Group also continues to have access to central bank funding sources if required.
On November 1, 2022, Moody’s Investors Service affirmed the senior unsecured debt ratings of Credit Suisse Group AG and downgraded the long-term senior unsecured debt and deposit ratings of Credit Suisse AG by one notch. Moody’s also downgraded all the short-term ratings by one notch and maintained the “negative” outlook on all ratings.
Following the affirmation of all ratings and outlooks on October 6, 2022, Standard and Poor’s Global Ratings downgraded the long-term issuer credit ratings of Credit Suisse Group AG and the long- and short-term issuer credit ratings of Credit Suisse AG, in each case by one notch on November 1, 2022. The outlook on these ratings has been revised from “negative” to “stable”.
A downgrade in credit ratings could reduce the Group’s access to capital markets, increase its borrowing costs, require the Group to post additional collateral or allow counterparties to terminate transactions under certain of its trading and collateralized financing and derivative contracts. This, in turn, could reduce the Group’s liquidity and negatively impact its operating results and financial position. Steps the Group expects to take to address any such consequences or any regulatory concerns include those remedial actions outlined above.
Outflows in assets under management in October 2022
During the month of October 2022, following negative press and social media coverage based on incorrect rumors, the Group experienced client asset outflows at levels that substantially exceeded the rates incurred in 3Q22. These asset outflows primarily impacted the Group’s Wealth Management and Swiss Bank divisions. These outflows have reduced since mid-October but have not yet reversed. It is premature to estimate the impact on net new asset flows for 4Q22 but, coupled with reductions in asset values due to adverse market movements in client portfolios in 3Q22, this reduction in assets under management may lead to decreased fee revenues for the Group, thereby leading to reduced profitability.
Public tender offers for debt securities
On October 7, 2022, the Group announced offers by Credit Suisse International to repurchase certain senior debt securities for cash up to approximately CHF 3 billion. The offers entail a cash tender offer in relation to eight euro or pound sterling denominated senior debt securities for an aggregate consideration of up to EUR 1 billion and a separate cash tender offer in relation to twelve US dollar denominated senior debt securities for an aggregate consideration of up to USD 2 billion. Both offers are subject to various conditions as set out in the respective tender offer memoranda. The offers will expire on November 3, 2022 and November 10, 2022, respectively, subject to the terms and conditions set out in the offer documents.
Allfunds Group
On October 21, 2022, the Group announced the successful completion of the offering of its entire shareholding in Allfunds Group plc (Allfunds Group), which represented approximately 8.6% of the share capital of Allfunds Group, through an accelerated bookbuild offering to institutional investors. This transaction resulted in a loss of CHF 75 million, which will be recorded in 4Q22. Following the completion of this transaction, the Group will no longer hold any shares in Allfunds Group.
Energy Infrastructure Partners
On October 21, 2022, the Group entered into an agreement with the managing partners of Energy Infrastructure Partners AG (EIP) to acquire the Group’s remaining 30% stake in EIP. The transaction resulted in a gain of approximately CHF 23 million, which will be recorded in 4Q22. Following the completion of this transaction, the Group will no longer hold any shares in EIP.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and, effective January 1, 2022, was organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management, reflecting the strategic announcement made on November 4, 2021. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis, as follows:
■ The Wealth Management division offers comprehensive wealth management and investment solutions and tailored financing and advisory services to UHNW and HNW individuals and external asset managers. Our wealth management business is among the industry’s leaders in our target markets. We serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of Credit Suisse’s global capabilities, including those offered by the Investment Bank and Asset Management. Under the new organizational structure, we serve our clients through coverage areas addressing the geographies of Switzerland, Europe, Middle East and Africa, Asia Pacific and Latin America.
■ The Investment Bank division offers a broad range of financial products and services focused on client-driven businesses and also supports Credit Suisse’s Wealth Management division and its clients. Our suite of products and services includes global securities sales, trading and execution, capital raising and advisory services. Our clients include financial institutions, corporations, governments, sovereigns, UHNW and institutional investors, such as pension funds and hedge funds, financial sponsors and private individuals around the world. We deliver our investment banking capabilities globally through regional and local teams based in both major developed and emerging market centers. Our integrated business model enables us to deliver high value, customized solutions that leverage the expertise offered across Credit Suisse and that help our clients unlock capital and value in order to achieve their strategic goals.
■ The Swiss Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provide consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, financial institutions and commodity traders.
■ The Asset Management division offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals, with a strong presence in our Swiss home market. Backed by the Group’s global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments. We apply ESG criteria at various points in the investment process with an active sustainability offering, which invests in line with the Credit Suisse Sustainable Investment Framework, and passive ESG index and exchange traded funds.
Corporate Center included parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that had not been allocated to the segments. In addition, the Corporate Center included consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	3Q22	2Q22	3Q21	9M22	9M21
Net revenues (CHF million)
Wealth Management	1,365	1,266	1,656	3,808	5,654
Investment Bank	1,106	1,109	2,514	4,153	8,242
Swiss Bank	962	1,050	1,053	3,121	3,107
Asset Management	336	311	292	1,008	1,109
Corporate Center	35	(91)	(78)	(229)	2
Net revenues	3,804	3,645	5,437	11,861	18,114
Income/(loss) before taxes (CHF million)
Wealth Management	21	(96)	402	(432)	2,150
Investment Bank	(666)	(1,116)	841	(1,658)	(1,485)
Swiss Bank	383	402	454	1,256	1,311
Asset Management	90	30	18	173	269
Corporate Center	(170)	(393)	(707)	(1,282)	(1,181)
Income/(loss) before taxes	(342)	(1,173)	1,008	(1,943)	1,064

Total assets
end of	3Q22	2Q22	4Q21
Total assets (CHF million)
Wealth Management	201,828	205,387	201,326
Investment Bank	237,127	254,561	274,112
Swiss Bank	216,135	219,151	221,478
Asset Management	3,881	3,785	3,603
Corporate Center	41,387	44,481	55,314
Total assets	700,358	727,365	755,833
5 Net interest income
in	3Q22	2Q22	3Q21	9M22	9M21
Net interest income (CHF million)
Loans	1,384	1,307	1,244	3,885	3,786
Investment securities	0	(12)	0	(12)	0
Trading assets, net of trading liabilities [1]	646	561	737	1,909	2,239
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	734	386	268	1,353	920
Other	565	232	143	902	460
Interest and dividend income	3,329	2,474	2,392	8,037	7,405
Deposits	(694)	(278)	(31)	(1,026)	(120)
Short-term borrowings	(55)	(16)	(27)	(79)	(69)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(229)	(140)	(179)	(469)	(664)
Long-term debt	(943)	(727)	(650)	(2,206)	(1,853)
Other	(205)	(118)	(82)	(400)	(206)
Interest expense	(2,126)	(1,279)	(969)	(4,180)	(2,912)
Net interest income	1,203	1,195	1,423	3,857	4,493
1 Interest and dividend income is presented on a net basis to align with the presentation of trading revenues for trading assets and liabilities.
6 Commissions and fees
in	3Q22	2Q22	3Q21	9M22	9M21
Commissions and fees (CHF million)
Lending business	355	360	441	1,150	1,441
Investment and portfolio management	764	780	874	2,372	2,626
Other securities business	16	16	13	45	41
Fiduciary business	780	796	887	2,417	2,667
Underwriting	35	125	481	399	2,096
Brokerage	533	587	726	1,810	2,329
Underwriting and brokerage	568	712	1,207	2,209	4,425
Other services	426	362	714	1,184	1,611
Commissions and fees	2,129	2,230	3,249	6,960	10,144

7 Trading revenues
in	3Q22	2Q22	3Q21	9M22	9M21
Trading revenues (CHF million)
Interest rate products	(142)	(1,084)	19	(1,591)	925
Foreign exchange products	72	241	358	642	864
Equity/index-related products	588	425	360	1,097	1,244
Credit products	(90)	822	(172)	740	(476)
Commodity and energy products	(141)	(17)	16	(99)	18
Other products	(162)	(346)	37	(659)	7
Trading revenues	125	41	618	130	2,582
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on trading revenues and managing trading risks.
8 Other revenues
in	3Q22	2Q22	3Q21	9M22	9M21
Other revenues (CHF million)
Noncontrolling interests without SEI	0	0	(1)	0	2
Loans held-for-sale	1	(14)	1	(15)	(98)
Long-lived assets held-for-sale	0	16	6	181	7
Equity method investments	45	53	(57)	141	27
Other investments	63	(63)	(16)	15	314
Other	238	187	214	592	643
Other revenues	347	179	147	914	895
9 Provision for credit losses
in	3Q22	2Q22	3Q21		9M22		9M21
Provision for credit losses (CHF million)
Loans held at amortized cost	33	73	45		147		(7)
Other financial assets held at amortized cost	10	2	(191)	[1]	(136)	[1]	4,299	[1]
Off-balance sheet credit exposures	(22)	(11)	2		(36)		(67)
Provision for credit losses	21	64	(144)		(25)		4,225
1 Primarily reflects a provision/(release of provision) for credit losses of CHF (188) million, CHF (155) million and CHF 4,312 million in 3Q21, 9M22 and 9M21, respectively, related to Archegos.
10 Compensation and benefits
in	3Q22	2Q22	3Q21	9M22	9M21
Compensation and benefits (CHF million)
Salaries and variable compensation	1,561	1,982	1,909	5,573	5,755
Social security	100	173	149	477	473
Other [1]	240	237	197	701	590
Compensation and benefits	1,901	2,392	2,255	6,751	6,818
1
Includes pension-related expenses of CHF 123 million, CHF 131 million, CHF 122 million, CHF 382 million and CHF 372 million in 3Q22, 2Q22, 3Q21, 9M22 and 9M21, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	3Q22	2Q22	3Q21	9M22	9M21
General and administrative expenses (CHF million)
Occupancy expenses	241	247	233	725	727
IT, machinery and equipment	594	462	398	1,463	1,154
Provisions and losses	247	499	574	1,456	904
Travel and entertainment	62	61	38	167	99
Professional services	551	532	533	1,604	1,360
Communication and market data services	136	136	135	403	390
Amortization and impairment of other intangible assets	1	1	2	3	6
Other [1]	87	67	99	251	337
General and administrative expenses	1,919	2,005	2,012	6,072	4,977
1
Includes pension-related expenses/(credits) of CHF (41) million, CHF (49) million, CHF (28) million, CHF (139) million and CHF (122) million in 3Q22, 2Q22, 3Q21, 9M22 and 9M21, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
On November 4, 2021, Credit Suisse announced a restructuring program, which is expected to be completed by the end of December 2022. This led to restructuring expenses of CHF 55 million, CHF 80 million and CHF 181 million in 3Q22, 2Q22 and 9M22, respectively. 9M21 included CHF 70 million from the one-year restructuring plan announced in July 2020 in connection with the implementation of the key strategic growth initiatives, which was completed by the end of June 2021. Restructuring expenses may include severance expenses, other personnel-related charges, pension expenses and contract termination costs.
On October 27, 2022, the Group announced certain strategic actions following the comprehensive review conducted by the Board of Directors and the Executive Board.
> Refer to “Strategic review” in Note 3 – Business developments and subsequent events for further information.
Restructuring expenses by type
in	3Q22	2Q22	3Q21	9M22	9M21
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	26	65	–	133	13
of which severance expenses	18	15	–	46	6
of which deferred compensation	7	46	–	78	7
General and administrative-related expenses	29	15	–	48	57
of which pension expenses	8	4	–	12	(11)
Total restructuring expenses	55	80	–	181	70
Restructuring liabilities
	3Q22			2Q22			3Q21
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	30	0	30	25	0	25	22	3	25
Net additional charges [1]	18	20	38	15	10	25	–	–	–
Reclassifications	–	–	–	–	–	–	(22)	(3)	(25)	[2]
Utilization	(14)	(20)	(34)	(10)	(10)	(20)	–	–	–
Balance at end of period	34	0	34	30	0	30	0	0	0
1
The following items for which expense accretion was accelerated in 3Q22 and 2Q22 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 7 million and CHF 22 million, respectively, which remain classified as a component of total shareholders' equity; other personnel-related charges of CHF 1 million and CHF 28 million, respectively, which remain classified as compensation liabilities; unsettled pension obligations of CHF 8 million and CHF 4 million, respectively, which remain classified as pension liabilities; and accelerated accumulated depreciation and impairment of CHF 1 million and CHF 1 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 Reclassified within other liabilities.

Restructuring liabilities (continued)
	9M22			9M21
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	19	0	19	50	2	52
Net additional charges [1]	46	34	80	6	36	42
Reclassifications	–	–	–	(22)	(3)	(25)	[2]
Utilization	(31)	(34)	(65)	(34)	(35)	(69)
Balance at end of period	34	0	34	0	0	0
1
The following items for which expense accretion was accelerated in 9M22 and 9M21 due to the restructuring of the Group are not included in the restructuring liabilities: unsettled share-based compensation of CHF 37 million and CHF 2 million, respectively, which remain classified as a component of total shareholders' equity; other personnel-related charges of CHF 50 million and CHF 5 million, respectively, which remain classified as compensation liabilities; unsettled pension obligations of CHF 12 million and CHF (11) million, respectively, which remain classified as pension liabilities; and accelerated accumulated depreciation and impairment of CHF 2 million and CHF 32 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 Reclassified within other liabilities.
13 Earnings per share
in	3Q22	2Q22	3Q21	9M22	9M21
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(4,034)	(1,593)	434	(5,900)	435
Available for common shares	(4,034)	(1,593)	401	(5,900)	427
Available for mandatory convertible notes	–	–	33	–	8
Net income/(loss) attributable to shareholders for diluted earnings per share	(4,034)	(1,593)	434	(5,900)	435
Available for common shares	(4,034)	(1,593)	402	(5,900)	427
Available for mandatory convertible notes	–	–	32	–	8
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,643.4	2,646.5	2,430.1	2,635.9	2,443.5
Dilutive share options and warrants	0.0	0.0	0.8	0.0	0.7
Dilutive share awards	0.0	0.0	71.1	0.0	72.7
For diluted earnings per share available for common shares [1,2]	2,643.4	2,646.5	2,502.0	2,635.9	2,516.9
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	–	–	202.4	–	111.1
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(1.53)	(0.60)	0.16	(2.24)	0.17
Diluted earnings/(loss) per share available for common shares	(1.53)	(0.60)	0.16	(2.24)	0.17
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 8.4 million, 12.4 million, 11.1 million, 11.8 million and 9.1 million for 3Q22, 2Q22, 3Q21, 9M22 and 9M21, respectively.

2
Due to the net losses in 3Q22, 2Q22 and 9M22, 6.9 million, 2.8 million and 3.5 million, respectively, of weighted-average share options and warrants outstanding and 35.2 million, 32.5 million and 44.2 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receive underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, such as for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table below.
Contracts with customers and disaggregation of revenues
in	3Q22	2Q22	3Q21	9M22	9M21
Contracts with customers (CHF million)
Investment and portfolio management	764	780	874	2,372	2,626
Other securities business	16	16	13	45	41
Underwriting	35	125	481	399	2,096
Brokerage	532	586	727	1,808	2,328
Other services	425	359	708	1,178	1,601
Total revenues from contracts with customers	1,772	1,866	2,803	5,802	8,692
The table “Contracts with customers and disaggregation of revenues” differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	3Q22	2Q22	4Q21
Contract balances (CHF million)
Contract receivables	730	769	865
Contract liabilities	54	59	55
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	11	10	9
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 3Q22, 2Q22 and 4Q21. The Group’s contract terms are generally such that they do not result in any contract assets.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.

15 Trading assets and liabilities
end of	3Q22	2Q22	4Q21
Trading assets (CHF million)
Debt securities	49,975	57,030	54,198
Equity securities	19,687	24,711	36,546
Derivative instruments [1]	18,032	16,069	17,559
Other	2,649	3,285	2,838
Trading assets	90,343	101,095	111,141
Trading liabilities (CHF million)
Short positions	12,231	14,015	16,689
Derivative instruments [1]	15,020	15,952	10,846
Trading liabilities	27,251	29,967	27,535
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	3Q22	2Q22	4Q21
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	15,032	13,707	17,869
Cash collateral received	12,218	10,522	12,056
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	9,714	9,674	7,659
Cash collateral received	5,612	5,065	5,533
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 21 – Other assets and other liabilities.
16 Investment securities
end of	3Q22	2Q22	4Q21
Investment securities (CHF million)
Debt securities held-to-maturity	975	0	0
Debt securities available-for-sale	774	739	1,005
Total investment securities	1,749	739	1,005
Investment securities by type
	3Q22				4Q21
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Foreign governments	975	10	4	981	0	0	0	0
Debt securities held-to-maturity	975	10	4	981	0	0	0	0
Swiss federal, cantonal or local government entities	3	0	0	3	2	0	0	2
Corporate debt securities	920	0	149	771	1,011	0	8	1,003
Debt securities available-for-sale	923	0	149	774	1,013	0	8	1,005

Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
3Q22 (CHF million)
Foreign governments	487	4	0	0	487	4
Debt securities held-to-maturity	487	4	0	0	487	4
Swiss federal, cantonal or local government entities	1	0	0	0	1	0
Corporate debt securities	507	93	251	56	758	149
Debt securities available-for-sale	508	93	251	56	759	149
4Q21 (CHF million)
Corporate debt securities	683	8	0	0	683	8
Debt securities available-for-sale	683	8	0	0	683	8
Unrealized losses on debt securities as of the end of 3Q22 relate to thirteen high-quality debt security positions held for liquidity purposes. The Group does not intend to sell these investments nor is it more likely than not that the Group will be required to sell these securities before the recovery of their amortized cost basis, which may be at maturity. Management determined that the unrealized losses on these debt securities were attributable to changes in market valuation driven by interest rate movements and not to credit-related factors. As a result, no impairment charges were recorded in the consolidated statements of operations.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for further information on debt securities held-to-maturity.
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	9M22	9M21
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	44	0
Realized losses	(6)	0
Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)
3Q22 (CHF million)
Due within 1 year	0	0	0.00	17	17	0.40
Due from 1 to 5 years	975	981	3.74	134	123	0.79
Due from 5 to 10 years	0	0	0.00	772	634	0.27
Total debt securities	975	981	3.74	923	774	0.35
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the non-credit-related losses are recorded in accumulated other comprehensive income (AOCI). Subsequent improvements in the estimated credit losses are immediately recorded in the consolidated statement of operations as a reduction in allowance and credit loss expense. A security is written-off if it is considered certain that there is no possibility of recovering the outstanding principal. As of the end of 3Q22 and 4Q21, the Group had no allowance for credit losses on debt securities available-for-sale.

17 Other investments
end of	3Q22	2Q22	4Q21
Other investments (CHF million)
Equity method investments	1,688	1,660	1,644
Equity securities (without a readily determinable fair value) [1]	3,389	3,351	3,317
of which at net asset value	96	71	54
of which at measurement alternative	374	342	347
of which at fair value	2,870	2,890	2,869
of which at cost less impairment	49	48	47
Real estate held-for-investment [2]	90	87	76
Life finance instruments [3]	646	685	789
Total other investments	5,813	5,783	5,826
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 3Q22, 2Q22 and 4Q21, real estate held for investment included foreclosed or repossessed real estate of CHF 20 million, CHF 21 million and CHF 9 million, respectively, of which CHF 20 million, CHF 21 million and CHF 6 million, respectively were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 28 million, CHF 28 million and CHF 32 million for 3Q22, 2Q22 and 4Q21, respectively.
No impairments were recorded on real estate held-for-investments in 3Q22, 2Q22, 9M22, 3Q21 and 9M21.
Equity securities at measurement alternative
in / end of	9M22	Cumulative	9M21
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(5)	(48)	(7)
Upward adjustments	9	147	0
> Refer to “Note 31 – Financial instruments” for further information on equity securities without a readily determinable fair value.

18 Loans
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
For financial reporting purposes, the carrying values of loans and related allowance for credit losses are presented in accordance with US GAAP and are not comparable with the regulatory credit risk exposures presented in our disclosures required under Pillar 3 of the Basel framework.
Loans
end of	3Q22	2Q22	4Q21
Loans (CHF million)
Mortgages	108,461	109,483	110,533
Loans collateralized by securities	44,204	45,658	51,253
Consumer finance	5,876	5,419	5,075
Consumer	158,541	160,560	166,861
Real estate	26,926	27,253	28,529
Commercial and industrial loans	67,423	68,769	69,129
Financial institutions	26,977	26,893	25,222
Governments and public institutions	3,381	3,531	3,323
Corporate & institutional	124,707	126,446	126,203
Gross loans	283,248	287,006	293,064
of which held at amortized cost	275,092	277,907	282,821
of which held at fair value	8,156	9,099	10,243
Net (unearned income)/deferred expenses	(90)	(73)	(81)
Allowance for credit losses	(1,366)	(1,360)	(1,297)
Net loans	281,792	285,573	291,686
Gross loans by location (CHF million)
Switzerland	167,176	168,354	167,957
Foreign	116,072	118,652	125,107
Gross loans	283,248	287,006	293,064
Impaired loan portfolio (CHF million)
Non-performing loans	1,734	1,649	1,666
Non-interest-earning loans	370	345	298
Non-accrual loans	2,104	1,994	1,964
Restructured loans	531	571	367
Potential problem loans	679	516	436
Other impaired loans	1,210	1,087	803
Gross impaired loans [1]	3,314	3,081	2,767
1
As of the end of 3Q22, 2Q22 and 4Q21, CHF 163 million, CHF 152 million and CHF 130 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

In accordance with Group policies, impaired loans include non-accrual loans, comprised of non-performing loans and non-interest-earning loans, as well as restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on loans and categories of impaired loans.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

19 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the current expected credit loss (CECL) accounting guidance.
As of the end of 3Q22, the Group had no purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
	3Q22				4Q21
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	149,093		0	149,093	164,510		0	164,510
Interest-bearing deposits with banks	682	[2]	(1)	681	1,323	[4]	0	1,323
Securities purchased under resale agreements and securities borrowing transactions	26,885	[2]	0	26,885	35,283	[4]	0	35,283
Debt securities held-to-maturity	975	[2]	0	975	0		0	0
Loans	275,002	[2,3]	(1,366)	273,636	282,740	[4,5]	(1,297)	281,443
Brokerage receivables	15,109		(4,319)	10,790	20,873	[4]	(4,186)	16,687
Other assets	17,442		(40)	17,402	14,175		(30)	14,145
Total	485,188		(5,726)	479,462	518,904		(5,513)	513,391
1 Net of unearned income/deferred expenses, as applicable.
2
Excludes accrued interest in the total amount of CHF 472 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 2 million to securities purchased under resale agreements and securities borrowing transactions, CHF 1 million to debt securities held-to-maturity and CHF 468 million to loans. These accrued interest balances are reported in other assets.

3 Includes endangered interest of CHF 66 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
4
Excludes accrued interest in the total amount of CHF 301 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million relates to interest-bearing deposits with banks, CHF 1 million to securities purchased under resale agreements and securities borrowing transactions, CHF 295 million to loans and CHF 4 million to brokerage receivables. These accrued interest balances are reported in other assets.

5 Includes endangered interest of CHF 86 million on non-accrual loans which are reported as part of the loans' amortized cost balance.
Allowance for credit losses
Estimating expected credit losses – overview
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on key elements and processes of estimating expected credit losses on non-impaired and impaired credit exposures.
Macroeconomic scenarios
The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes with the downside scenario being more severe than the upside scenario. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends.
Current-period estimate of expected credit losses on non-impaired credit exposures
One of the most significant judgments involved in estimating the Group's allowance for credit losses relates to the macroeconomic forecasts used to estimate credit losses over the forecast period, with modeled credit losses being driven primarily by a set of 37 macroeconomic factors (MEFs). The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production. These MEFs are used in the portfolio- and region-specific CECL models and have been selected based on statistical criteria and expert judgment to explain expected credit losses. The table “Selected macroeconomic factors” includes the Group’s forecast of selected MEFs for 2022 and 2023, as estimated as of the end of 3Q22 and 4Q21.
As of the end of 3Q22, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario, unchanged compared to the scenario weightings applicable as of the end of 4Q21 and 2Q22. The MEFs included in the table represent the four-quarter average forecasts for 2022 and 2023 at the end of each reporting period. These MEFs forecasts are recalibrated on a monthly basis. The quarterly series for China real GDP and world industrial production returned to pre-pandemic levels (i.e., 4Q19) in 3Q20 and 4Q20, respectively, while the quarterly series for US real GDP, Swiss nominal GDP and EU nominal GDP returned to pre-pandemic levels in 2Q21, based on the latest published statistical data available. The macroeconomic and market variable projections incorporate adjustments to reflect the impact of accelerated monetary policy tightening by the world’s major central banks in response to high inflation rates, the impact of Russia’s invasion of Ukraine on energy and food prices as well as the macroeconomic impact of the property sector slowdown in China. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
Selected macroeconomic factors
end of 3Q22	Forecast 2022	Forecast 2023
US real GDP growth rate (%)
Downside	1.3	(1.7)
Baseline	1.7	0.9
Upside	1.8	1.2
World industrial production (%)
Downside	1.5	(4.8)
Baseline	2.8	1.5
Upside	3.2	3.5
China real GDP growth rate (%)
Downside	1.8	(1.3)
Baseline	3.5	4.5
Upside	4.2	6.5
EU (27 countries) nominal GDP growth rate (%)
Downside	9.0	2.9
Baseline	9.1	3.9
Upside	9.5	4.7
Swiss nominal GDP growth rate (%)
Downside	5.4	(0.5)
Baseline	5.8	1.8
Upside	5.9	2.4
Forecasts represent the 4-quarter average estimate of the respective macroeconomic factor as determined at the end of each reporting period.
Selected macroeconomic factors (continued)
end of 4Q21	Forecast 2022	Forecast 2023
Swiss real GDP growth rate (%)
Downside	(0.4)	0.3
Baseline	2.5	1.9
Upside	4.3	2.8
Eurozone (19 countries) real GDP growth rate (%)
Downside	(0.7)	1.4
Baseline	3.8	2.3
Upside	4.2	2.7
US real GDP growth rate (%)
Downside	0.1	1.4
Baseline	3.8	1.9
Upside	4.5	2.4
UK real GDP growth rate (%)
Downside	(0.9)	1.0
Baseline	5.0	3.3
Upside	7.8	3.9
World industrial production (%)
Downside	0.0	2.0
Baseline	3.0	3.0
Upside	4.4	3.7
Forecasts represent the 4-quarter average estimate of the respective macroeconomic factor as determined at the end of each reporting period.
For events which cannot be adequately reflected in CECL models due to a lack of historical experience the event may be embedded in the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that exhibit significant deviation from their long-term historical averages, model overlays are applied. Such overlays are based on expert judgment and are applied in response to these circumstances to consider historical stressed losses and industry and counterparty credit level reviews. Overlays are also used to capture judgment on the economic uncertainty from global or regional developments or governmental actions with severe impacts on economies, such as the lockdowns and other actions directed towards managing the pandemic. As a result of such overlays, provisions for credit losses may not be primarily derived from MEF projections. The Group’s non-specific allowance for expected credit losses on balance sheet and off-balance sheet credit exposures as of the end of 3Q22 was stable compared to the end of 2Q22. Model overlays were recalibrated during the quarter to take into account updated input elements based on expert judgment which led to a release. This release in model overlays was largely offset by the impact of additional stress from macroeconomic factors observable during the quarter. Overlays continued to be closely aligned with the macroeconomic forecasts and associated scenario weightings.
Loans held at amortized cost
The Group’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the main risk characteristics of the Group’s loans held at amortized cost.

Allowance for credit losses – loans held at amortized cost
	3Q22			2Q22			3Q21
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	383	977	1,360	369	961	1,330	345	1,067	1,412
Current-period provision for expected credit losses	3	41	44	21	59	80	18	41	59
of which methodology changes	0	0	0	0	0	0	0	(1)	(1)
of which provisions for interest [1]	5	6	11	5	2	7	6	8	14
Gross write-offs	(23)	(25)	(48)	(11)	(51)	(62)	(13)	(103)	(116)
Recoveries	4	0	4	1	2	3	3	3	6
Net write-offs	(19)	(25)	(44)	(10)	(49)	(59)	(10)	(100)	(110)
Foreign currency translation impact and other adjustments, net	2	4	6	3	6	9	(2)	4	2
Balance at end of period	369	997	1,366	383	977	1,360	351	1,012	1,363
of which individually evaluated	278	535	813	281	545	826	266	531	797
of which collectively evaluated	91	462	553	102	432	534	85	481	566
	9M22			9M21
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	357	940	1,297	318	1,218	1,536
Current-period provision for expected credit losses	46	133	179	61	(38)	23
of which methodology changes	0	0	0	0	(1)	(1)
of which provisions for interest [1]	15	17	32	14	16	30
Gross write-offs	(49)	(94)	(143)	(40)	(204)	(244)
Recoveries	8	3	11	7	3	10
Net write-offs	(41)	(91)	(132)	(33)	(201)	(234)
Foreign currency translation impact and other adjustments, net	7	15	22	5	33	38
Balance at end of period	369	997	1,366	351	1,012	1,363
1 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.
Gross write-offs of CHF 48 million in 3Q22 compared to gross write-offs of CHF 62 million in 2Q22. In 3Q22, gross write-offs in corporate & institutional loans mainly included a loan to a consulting services company and a loan in small and medium-sized enterprises. Write-offs in consumer loans included a European mortgage and Swiss consumer finance loans. In 2Q22, gross write-offs in corporate & institutional loans mainly reflected the sale of a facility relating to a coal mining company and an exposure to a financial institution impacted by sanctions imposed in connection with Russia’s invasion of Ukraine. Write-offs in consumer loans were mainly related to Swiss consumer finance loans in 2Q22.
Purchases, reclassifications and sales – loans held at amortized cost
	3Q22			2Q22			3Q21
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	1	1,102	1,103	10	1,159	1,169	2	1,065	1,067
Reclassifications from loans held-for-sale [2]	0	0	0	0	95	95	0	0	0
Reclassifications to loans held-for-sale [3]	0	111	111	0	608	608	0	1,184	1,184
Sales [3]	0	169	169	0	585	585	0	1,030	1,030
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Reflects loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Purchases, reclassifications and sales – loans held at amortized cost (continued)
	9M22			9M21
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	17	3,414	3,431	19	3,034	3,053
Reclassifications from loans held-for-sale [2]	0	95	95	0	13	13
Reclassifications to loans held-for-sale [3]	0	1,591	1,591	0	3,304	3,304
Sales [3]	0	1,452	1,452	0	3,037	3,037
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Reflects loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Debt securities held-to-maturity
In 3Q22, the Group purchased foreign government debt securities held-to-maturity amounting to CHF 971 million, all related to a portfolio of US Treasury securities.
The Group’s debt securities held-to-maturity with a carrying value of CHF 975 million as of the end of 3Q22 represent a portfolio of US Treasury securities, all rated “AAA” based on the Group’s internal counterparty rating. US Treasury securities have a history of no credit losses and market price movements mainly reflect changes in market interest rates. Based on this history of no credit losses and the Group’s view of the current and forecasted economic environment, the Group expects the risk of non-payment for US Treasuries to be zero and does not have an allowance for credit losses for these securities. The credit quality of these securities is monitored on an ongoing basis and the Group’s zero-loss expectation is validated on at least a quarterly basis through the Group’s governance structure involving the Credit Risk and Treasury functions.
> Refer to “Note 16 – Investment securities” for further information.
Other financial assets
The Group’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment.
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the main risk characteristics of the Group’s other financial assets held at amortized cost.
The current-period provision for expected credit losses on other financial assets held at amortized cost includes a release of CHF 188 million in 3Q21, a release of CHF 155 million in 9M22 and a provision of CHF 4,312 million in 9M21 related to Archegos. As of the end of 3Q22 and 4Q21, the allowance for credit losses on brokerage receivables of CHF 4,319 million and CHF 4,186 million, respectively, were primarily related to Archegos.
In 3Q22, 2Q22, 3Q21, 9M22 and 9M21, the Group purchased other financial assets held at amortized cost amounting to CHF 386 million, CHF 230 million, CHF 0 million, CHF 767 million and CHF 32 million, respectively, primarily related to mortgage servicing advances.
Allowance for credit losses – other financial assets held at amortized cost
	3Q22	2Q22	3Q21	9M22	9M21
Allowance for credit losses (CHF million)
Balance at beginning of period	4,251	4,102	4,470	4,216	55
Current-period provision for expected credit losses	10	2	(191)	(136)	4,299
Gross write-offs	(3)	(1)	(1)	(7)	(5)
Recoveries	0	0	0	0	0
Net write-offs	(3)	(1)	(1)	(7)	(5)
Foreign currency translation impact and other adjustments, net	102	148	42	287	(29)
Balance at end of period	4,360	4,251	4,320	4,360	4,320
of which individually evaluated	4,339	4,232	4,302	4,339	4,302
of which collectively evaluated	21	19	18	21	18

Credit quality information
> Refer to “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s monitoring of credit quality and internal ratings.
Credit quality of loans held at amortized cost
The following table presents the Group’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	3Q22				4Q21
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Mortgages
2022 / 2021	8,986	1,240	3	10,229	24,257	2,134	40	26,431
2021 / 2020	22,429	1,549	49	24,027	14,743	1,402	13	16,158
2020 / 2019	13,480	1,158	20	14,658	11,308	1,639	48	12,995
2019 / 2018	10,341	1,338	67	11,746	7,287	812	88	8,187
2018 / 2017	6,791	670	37	7,498	5,318	698	74	6,090
Prior years	36,687	2,238	282	39,207	36,790	2,359	317	39,466
Total term loans	98,714	8,193	458	107,365	99,703	9,044	580	109,327
Revolving loans	275	821	0	1,096	276	930	0	1,206
Total	98,989	9,014	458	108,461	99,979	9,974	580	110,533
Loans collateralized by securities
2022 / 2021	569	557	0	1,126	2,627	685	0	3,312
2021 / 2020	298	1,854	0	2,152	649	848	0	1,497
2020 / 2019	424	801	0	1,225	61	167	0	228
2019 / 2018	55	147	0	202	32	26	106	164
2018 / 2017	16	24	0	40	55	19	0	74
Prior years	993	206	0	1,199	804	681	0	1,485
Total term loans	2,355	3,589	0	5,944	4,228	2,426	106	6,760
Revolving loans [1]	35,433	2,560	267	38,260	41,275	3,063	155	44,493
Total	37,788	6,149	267	44,204	45,503	5,489	261	51,253
Consumer finance
2022 / 2021	1,968	870	3	2,841	1,688	823	5	2,516
2021 / 2020	733	427	13	1,173	538	288	15	841
2020 / 2019	356	214	15	585	285	234	19	538
2019 / 2018	161	196	18	375	98	169	18	285
2018 / 2017	40	103	16	159	21	75	13	109
Prior years	19	100	46	165	13	76	43	132
Total term loans	3,277	1,910	111	5,298	2,643	1,665	113	4,421
Revolving loans	350	133	79	562	348	21	90	459
Total	3,627	2,043	190	5,860	2,991	1,686	203	4,880
Consumer – total
2022 / 2021	11,523	2,667	6	14,196	28,572	3,642	45	32,259
2021 / 2020	23,460	3,830	62	27,352	15,930	2,538	28	18,496
2020 / 2019	14,260	2,173	35	16,468	11,654	2,040	67	13,761
2019 / 2018	10,557	1,681	85	12,323	7,417	1,007	212	8,636
2018 / 2017	6,847	797	53	7,697	5,394	792	87	6,273
Prior years	37,699	2,544	328	40,571	37,607	3,116	360	41,083
Total term loans	104,346	13,692	569	118,607	106,574	13,135	799	120,508
Revolving loans	36,058	3,514	346	39,918	41,899	4,014	245	46,158
Total	140,404	17,206	915	158,525	148,473	17,149	1,044	166,666
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	3Q22				4Q21
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Real estate
2022 / 2021	3,313	2,253	0	5,566	9,568	4,682	2	14,252
2021 / 2020	7,793	2,847	1	10,641	3,709	1,355	5	5,069
2020 / 2019	3,212	882	4	4,098	1,849	706	2	2,557
2019 / 2018	1,106	491	56	1,653	925	340	1	1,266
2018 / 2017	745	228	1	974	475	101	0	576
Prior years	2,271	290	23	2,584	2,469	376	30	2,875
Total term loans	18,440	6,991	85	25,516	18,995	7,560	40	26,595
Revolving loans	636	212	126	974	778	297	135	1,210
Total	19,076	7,203	211	26,490	19,773	7,857	175	27,805
Commercial and industrial loans
2022 / 2021	7,196	9,809	228	17,233	8,284	11,985	136	20,405
2021 / 2020	4,152	5,265	241	9,658	3,242	4,468	62	7,772
2020 / 2019	1,983	2,876	129	4,988	2,110	3,903	105	6,118
2019 / 2018	1,853	2,787	159	4,799	1,003	2,256	177	3,436
2018 / 2017	793	1,576	161	2,530	697	937	60	1,694
Prior years	2,083	2,851	229	5,163	2,013	2,848	90	4,951
Total term loans	18,060	25,164	1,147	44,371	17,349	26,397	630	44,376
Revolving loans	12,034	7,424	436	19,894	13,941	7,458	372	21,771
Total	30,094	32,588	1,583	64,265	31,290	33,855	1,002	66,147
Financial institutions
2022 / 2021	5,563	682	93	6,338	6,360	2,012	51	8,423
2021 / 2020	3,686	1,240	0	4,926	2,081	201	30	2,312
2020 / 2019	1,347	85	0	1,432	660	127	1	788
2019 / 2018	463	9	0	472	522	151	1	674
2018 / 2017	542	38	1	581	87	19	0	106
Prior years	582	68	0	650	499	85	1	585
Total term loans	12,183	2,122	94	14,399	10,209	2,595	84	12,888
Revolving loans	8,710	772	133	9,615	7,542	485	1	8,028
Total	20,893	2,894	227	24,014	17,751	3,080	85	20,916
Governments and public institutions
2022 / 2021	80	16	0	96	521	26	0	547
2021 / 2020	996	46	0	1,042	157	114	0	271
2020 / 2019	153	120	0	273	94	19	19	132
2019 / 2018	97	1	11	109	46	11	0	57
2018 / 2017	55	6	0	61	28	0	0	28
Prior years	183	21	0	204	199	21	0	220
Total term loans	1,564	210	11	1,785	1,045	191	19	1,255
Revolving loans	11	2	0	13	32	0	0	32
Total	1,575	212	11	1,798	1,077	191	19	1,287
Corporate & institutional – total
2022 / 2021	16,152	12,760	321	29,233	24,733	18,705	189	43,627
2021 / 2020	16,627	9,398	242	26,267	9,189	6,138	97	15,424
2020 / 2019	6,695	3,963	133	10,791	4,713	4,755	127	9,595
2019 / 2018	3,519	3,288	226	7,033	2,496	2,758	179	5,433
2018 / 2017	2,135	1,848	163	4,146	1,287	1,057	60	2,404
Prior years	5,119	3,230	252	8,601	5,180	3,330	121	8,631
Total term loans	50,247	34,487	1,337	86,071	47,598	36,743	773	85,114
Revolving loans	21,391	8,410	695	30,496	22,293	8,240	508	31,041
Total	71,638	42,897	2,032	116,567	69,891	44,983	1,281	116,155

Total loans held at amortized cost by internal counterparty rating
	3Q22					4Q21
	Investment grade	Non-investment grade				Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2022 / 2021	27,675	15,427	327	43,429		53,305	22,347	234	75,886
2021 / 2020	40,087	13,228	304	53,619		25,119	8,676	125	33,920
2020 / 2019	20,955	6,136	168	27,259		16,367	6,795	194	23,356
2019 / 2018	14,076	4,969	311	19,356		9,913	3,765	391	14,069
2018 / 2017	8,982	2,645	216	11,843		6,681	1,849	147	8,677
Prior years	42,818	5,774	580	49,172		42,787	6,446	481	49,714
Total term loans	154,593	48,179	1,906	204,678		154,172	49,878	1,572	205,622
Revolving loans	57,449	11,924	1,041	70,414		64,192	12,254	753	77,199
Total	212,042	60,103	2,947	275,092	[1]	218,364	62,132	2,325	282,821	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 468 million and CHF 295 million as of the end of 3Q22 and 4Q21, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Group’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	3Q22				4Q21
	Investment grade	Non-investment grade			Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total	AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2022 / 2021	0	0	0	0	0	5	0	5
2021 / 2020	0	0	0	0	0	0	0	0
2020 / 2019	0	0	0	0	0	0	0	0
2019 / 2018	0	0	0	0	0	63	0	63
2018 / 2017	0	60	0	60	0	2	0	2
Prior years	0	7	0	7	0	2	0	2
Total term positions	0	67	0	67	0	72	0	72
Revolving positions	0	1,612	0	1,612	0	970	0	970
Total	0	1,679	0	1,679	0	1,042	0	1,042
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
3Q22 (CHF million)
Mortgages	107,941	29	18	6	467	520	108,461
Loans collateralized by securities	43,915	1	1	3	284	289	44,204
Consumer finance	5,233	407	17	57	146	627	5,860
Consumer	157,089	437	36	66	897	1,436	158,525
Real estate	26,379	13	1	0	97	111	26,490
Commercial and industrial loans	63,199	231	14	37	784	1,066	64,265
Financial institutions	23,586	228	8	2	190	428	24,014
Governments and public institutions	1,773	14	0	0	11	25	1,798
Corporate & institutional	114,937	486	23	39	1,082	1,630	116,567
Total loans held at amortized cost	272,026	923	59	105	1,979	3,066	275,092	[1]
4Q21 (CHF million)
Mortgages	109,877	123	73	61	399	656	110,533
Loans collateralized by securities	51,069	42	0	0	142	184	51,253
Consumer finance	4,449	144	70	60	157	431	4,880
Consumer	165,395	309	143	121	698	1,271	166,666
Real estate	27,628	6	4	0	167	177	27,805
Commercial and industrial loans	65,327	166	13	12	629	820	66,147
Financial institutions	20,807	60	7	1	41	109	20,916
Governments and public institutions	1,252	16	0	0	19	35	1,287
Corporate & institutional	115,014	248	24	13	856	1,141	116,155
Total loans held at amortized cost	280,409	557	167	134	1,554	2,412	282,821	[1]
1 Excludes accrued interest on loans held at amortized cost of CHF 468 million and CHF 295 million as of the end of 3Q22 and 4Q21, respectively.
As of the end of 3Q22 and 4Q21, the Group did not have any loans that were past due more than 90 days and still accruing interest. Also, the Group did not have any debt securities held-to-maturity or other financial assets held at amortized cost that were past due.
Non-accrual financial assets
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on non-accrual loans.
In the Group’s recovery management function covering the Investment Bank, a position is written down to its net carrying value once the credit provision is greater than 90% of the notional amount, unless repayment is anticipated to occur within the next three months. Following the expiration of this three-month period the position is written off unless it can be demonstrated that any delay in payment is an operational matter which is expected to be resolved within a ten-day grace period. In the Group’s recovery management functions for the Swiss Bank and Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on an ongoing basis, if it is likely that parts of a loan or the entire loan will not be recoverable. Write-offs of residual loan balances are executed once available debt enforcement procedures are exhausted or, in certain cases, upon a restructuring.

Non-accrual loans held at amortized cost
	9M22				9M21
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	572	437	3	74	418	495	2	73
Loans collateralized by securities	262	285	4	3	105	300	5	0
Consumer finance	205	194	2	2	201	204	2	1
Consumer	1,039	916	9	79	724	999	9	74
Real estate	167	125	0	2	324	194	6	5
Commercial and industrial loans	698	862	8	75	925	809	11	47
Financial institutions	41	190	4	0	68	50	0	0
Governments and public institutions	19	11	1	2	0	20	0	0
Corporate & institutional	925	1,188	13	79	1,317	1,073	17	52
Total loans held at amortized cost	1,964	2,104	22	158	2,041	2,072	26	126
Collateral-dependent financial assets
The Group’s collateral-dependent financial assets are managed by a global recovery management function which is divisionally aligned to cover the Investment Bank, Wealth Management and the Swiss Bank.
Collateral-dependent financial assets managed by the recovery management function covering the Investment Bank mainly include mortgages, revolving corporate loans, securities borrowing, trade finance exposures and lombard loans. For mortgages, property, guarantees and life insurance policies are the main collateral types. For revolving corporate loans, collateral includes mainly cash, inventory, oil and gas reserves and receivables. Securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. Trade finance exposures are secured by cash and guarantees. For lombard loans, the Group holds collateral in the form of pledged shares, bonds, investment fund units and money market instruments as well as cash and life insurance policies. The overall collateral coverage ratio increased from 90% as of the end of 2Q22 to 91% as of the end of 3Q22, mainly reflecting a net decrease in lower collateralized exposures.
Collateral-dependent financial assets managed by the recovery management function for Wealth Management mainly include ship finance exposures, commercial loans, lombard loans, residential mortgages as well as aviation and yacht finance exposures. Ship finance exposures are collateralized by vessel mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Group. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Group (e.g., cash, securities deposits and others). Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Group. Aviation and yacht finance exposures are collateralized by aircraft mortgages of business jets and vessel mortgages on yachts, respectively, as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Group. Collateral-dependent loans increased in 3Q22, mainly driven by increases in yacht finance, ship finance and export finance, partially offset by decreases in residential mortgages and aviation finance. The overall collateral coverage ratio increased from 87% as of the end of 2Q22 to 88% as of the end of 3Q22, mainly driven by increases in higher collateralized exposures.
Collateral-dependent financial assets managed by the recovery management function for Swiss Bank mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Group. The overall collateral coverage ratio in relation to the collateral-dependent financial assets increased from 85% as of the end of 2Q22 to 87% as of the end of 3Q22 for residential and commercial mortgages, mainly reflecting portfolio replacements with higher collateralized exposures.
Off-balance sheet credit exposures
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the main risk characteristics and on estimating the provisions for expected credit losses on off-balance sheet credit exposures.

Troubled debt restructurings and modifications
Restructured financing receivables held at amortized cost
	3Q22			2Q22			3Q21
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	0	0	0	0	0	0	1	33	25
Real estate	0	0	0	1	102	82	0	0	0
Commercial and industrial loans	2	2	2	7	128	128	2	3	3
Total loans	2	2	2	8	230	210	3	36	28
	9M22			9M21
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	0	0	0	1	33	25
Real estate	1	102	82	1	2	2
Commercial and industrial loans	13	199	177	16	393	385
Financial institutions	0	0	0	1	44	44
Total loans	14	301	259	19	472	456
Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	3Q22		2Q22		3Q21
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Commercial and industrial loans	0	0	0	0	1	14
Total loans	0	0	0	0	1	14
	9M22		9M21
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	0	0	3	156
Commercial and industrial loans	0	0	1	14
Total loans	0	0	4	170
In 9M22, the loan modifications of the Group mainly included extended loan repayment terms, including postponed loan amortizations and extended maturity dates, interest rate concessions, a waiver of interest, a reduction of a loan commitment, a subordination of loans and changes in collateral coverage terms.
In March 2020, US federal banking regulators issued the “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised)” (Interagency Statement). According to the Interagency Statement, short-term modifications made on a good faith basis in response to the COVID-19 crisis to borrowers that were otherwise current would not be considered to be troubled debt restructurings. This includes short-term modifications such as payment deferrals, fee waivers, repayment term extensions or payment delays that are insignificant. The Interagency Statement was developed in consultation with the FASB and the Group has applied this guidance. The Group has granted short-term modifications to certain borrowers due to the COVID-19 crisis in the form of deferrals of capital and interest payments that are within the scope of this guidance and the loans subject to those deferrals have not been reported as troubled debt restructurings in restructured loans.

20 Goodwill
3Q22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,330	5,525	496	1,148	8,511
Foreign currency translation impact	18	0	5	21	44
Balance at end of period	1,348	5,525	501	1,169	8,555
Accumulated impairment (CHF million)
Balance at beginning of period	0	5,525	0	0	5,537
Impairment losses	0	0	0	0	0
Balance at end of period	0	5,525	0	0	5,537
Net book value (CHF million)
Net book value	1,348	0	501	1,169	3,018
9M22
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,323	5,502	487	1,107	8,431
Foreign currency translation impact	48	0	14	62	124
Other	(23)	23	0	0	0
Balance at end of period	1,348	5,525	501	1,169	8,555
Accumulated impairment (CHF million)
Balance at beginning of period	0	5,502	0	0	5,514
Impairment losses	0	23	0	0	23
Balance at end of period	0	5,525	0	0	5,537
Net book value (CHF million)
Net book value	1,348	0	501	1,169	3,018
1
Gross amount of goodwill and accumulated impairment include CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill.
On October 27, 2022, the Group announced an updated strategy. This announcement may trigger a reassessment of the current segment structure and may potentially require the reallocation of goodwill balances from the current reporting units to the new reporting units on a relative fair value basis.
The announcement of the strategy and organizational changes as well as adverse market and economic conditions represent 3Q22 triggering events for goodwill impairment testing purposes, and under US GAAP, goodwill has to be tested for impairment both before and immediately after a reorganization of reporting units. The review of the Group’s five-year financial plan to reflect the announced strategy is expected to be finalized in 4Q22. Based on its goodwill impairment analysis performed, the Group concluded that the estimated fair value for all of the reporting units with goodwill exceeded their related carrying values and no impairments were necessary as of September 30, 2022. The fair value of the Asset Management reporting unit exceeded its related carrying value by only 12%. The goodwill for the Asset Management reporting unit became more sensitive to an impairment due to the higher cost of equity in 3Q22.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other CET1 capital relevant adjustments. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applies a combination of the market approach and the income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate is applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relies upon its latest five-year financial plan. Estimates of the Group’s future earnings potential, and that of the reporting units, involve considerable judgment, including management’s view on future changes in market cycles, the regulatory environment and the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees.

The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
21 Other assets and other liabilities
end of	3Q22	2Q22	4Q21
Other assets (CHF million)
Cash collateral on derivative instruments	9,714	9,674	7,659
Cash collateral on non-derivative transactions	420	522	395
Derivative instruments used for hedging	170	73	212
Assets held-for-sale	8,249	7,559	8,020
of which loans [1]	8,222	7,515	7,924
allowance for loans held-for-sale	(5)	(3)	(44)
of which real estate [2]	27	44	94
of which long-lived assets	0	0	2
Premises, equipment and right-of-use assets	7,371	7,448	7,305
Assets held for separate accounts	66	96	98
Interest and fees receivable	2,783	2,959	2,884
Deferred tax assets	306	3,867	3,707
Prepaid expenses	1,243	1,259	509
of which cloud computing arrangement implementation costs	64	64	52
Failed purchases	874	1,041	1,307
Defined benefit pension and post-retirement plan assets	4,382	4,376	4,215
Other	6,486	5,062	4,920
of which digital asset safeguarding assets	31	31	–
Other assets	42,064	43,936	41,231
Other liabilities (CHF million)
Cash collateral on derivative instruments	5,612	5,065	5,533
Cash collateral on non-derivative transactions	1,053	892	528
Derivative instruments used for hedging	32	4	10
Operating leases liabilities	2,471	2,536	2,591
Provisions	2,465	2,612	1,925
of which expected credit losses on off-balance sheet credit exposures	229	248	257
Restructuring liabilities	34	30	19
Liabilities held for separate accounts	66	96	98
Interest and fees payable	3,977	3,894	3,969
Current tax liabilities	600	641	685
Deferred tax liabilities	1,200	1,043	754
Failed sales	1,613	1,731	1,736
Defined benefit pension and post-retirement plan liabilities	354	349	353
Other	3,689	4,169	4,443
of which digital asset safeguarding liabilities	31	31	–
Other liabilities	23,166	23,062	22,644
1 Included as of the end of 3Q22, 2Q22 and 4Q21 were CHF 336 million, CHF 246 million and CHF 391 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 3Q22, 2Q22 and 4Q21, real estate held-for-sale included foreclosed or repossessed real estate of CHF 23 million, CHF 27 million and CHF 8 million, respectively, of which CHF 23 million, CHF 27 million and CHF 8 million, respectively, were related to residential real estate.

22 Long-term debt
Long-term debt
end of	3Q22	2Q22	4Q21
Long-term debt (CHF million)
Senior	144,165	135,729	141,402
Subordinated	16,406	20,456	24,103
Non-recourse liabilities from consolidated VIEs	2,034	1,825	1,391
Long-term debt	162,605	158,010	166,896
of which reported at fair value	64,567	66,140	68,722
of which structured notes	43,141	41,893	43,126
Structured notes by product
end of	3Q22	2Q22	4Q21
Structured notes by product (CHF million)
Equity	24,529	25,595	28,681
Fixed income	15,607	13,524	11,678
Credit	2,595	2,342	2,363
Other	410	432	404
Total structured notes	43,141	41,893	43,126
23 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
3Q22 (CHF million)
Balance at beginning of period	(944)	(15,795)	7		(2,583)	330	1,448	(17,537)
Increase/(decrease)	(289)	480	(12)		(38)	0	1,356	1,497
Reclassification adjustments, included in net income/(loss)	(276)	0	(5)		66	(19)	(1)	(235)
Total increase/(decrease)	(565)	480	(17)		28	(19)	1,355	1,262
Balance at end of period	(1,509)	(15,315)	(10)		(2,555)	311	2,803	(16,275)
2Q22 (CHF million)
Balance at beginning of period	(694)	(16,560)	8		(2,644)	348	(1,104)	(20,646)
Increase/(decrease)	(127)	765	(1)		1	0	2,546	3,184
Reclassification adjustments, included in net income/(loss)	(123)	0	0		60	(18)	6	(75)
Total increase/(decrease)	(250)	765	(1)		61	(18)	2,552	3,109
Balance at end of period	(944)	(15,795)	7		(2,583)	330	1,448	(17,537)
3Q21 (CHF million)
Balance at beginning of period	62	(16,005)	13		(3,673)	408	(2,502)	(21,697)
Increase/(decrease)	(40)	130	1		54	0	258	403
Reclassification adjustments, included in net income/(loss)	(4)	2	0		90	(23)	16	81
Total increase/(decrease)	(44)	132	1		144	(23)	274	484
Balance at end of period	18	(15,873)	14		(3,529)	385	(2,228)	(21,213)
9M22 (CHF million)
Balance at beginning of period	(95)	(16,739)	13		(2,705)	365	(2,165)	(21,326)
Increase/(decrease)	(1,017)	1,424	(18)		(38)	0	4,952	5,303
Reclassification adjustments, included in net income/(loss)	(397)	0	(5)		188	(54)	16	(252)
Total increase/(decrease)	(1,414)	1,424	(23)		150	(54)	4,968	5,051
Balance at end of period	(1,509)	(15,315)	(10)		(2,555)	311	2,803	(16,275)
9M21 (CHF million)
Balance at beginning of period	206	(17,528)	13		(3,727)	456	(2,570)	(23,150)
Increase/(decrease)	(150)	1,653	1		(38)	0	249	1,715
Reclassification adjustments, included in net income/(loss)	(38)	2	0		236	(71)	93	222
Total increase/(decrease)	(188)	1,655	1		198	(71)	342	1,937
Balance at end of period	18	(15,873)	14		(3,529)	385	(2,228)	(21,213)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 3Q22, 2Q22, 3Q21, 9M22 and 9M21.

Details of significant reclassification adjustments
in	3Q22	2Q22	3Q21	9M22	9M21
Reclassification adjustments, included in net income/(loss) (CHF million)
Gains/(losses) on cash flow hedges
Gross gains/(losses) [1]	(348)	(158)	(3)	(504)	(37)
Tax expense/(benefit)	72	35	(1)	107	(1)
Net of tax	(276)	(123)	(4)	(397)	(38)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	82	74	113	232	291
Tax expense/(benefit)	(16)	(14)	(23)	(44)	(55)
Net of tax	66	60	90	188	236
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(24)	(22)	(29)	(67)	(88)
Tax expense	5	4	6	13	17
Net of tax	(19)	(18)	(23)	(54)	(71)
1 Included in interest and dividend income as well as operating expenses. Refer to "Note 28 - Derivatives and hedging activities" for further information.
2 These components are included in the computation of total benefit costs. Refer to "Note 27 – Pension and other post-retirement benefits" for further information.
Additional share information
	3Q22		2Q22		3Q21		9M22		9M21
Common shares issued
Balance at beginning of period	2,650,747,720		2,650,747,720		2,650,747,720		2,650,747,720		2,447,747,720
Issuance of common shares	0		0		0		0		203,000,000
Balance at end of period	2,650,747,720		2,650,747,720		2,650,747,720		2,650,747,720		2,650,747,720
Treasury shares
Balance at beginning of period	(39,988,479)		(94,644,251)		(239,479,336)		(81,063,211)		(41,602,841)
Sale of treasury shares	486,593,332		514,073,330		503,870,981		1,578,761,367		1,566,995,284
Repurchase of treasury shares	(486,159,752)		(507,466,029)		(524,794,196)		(1,591,033,168)		(1,638,828,994)
Issuance of common shares relating to mandatory convertible notes	0		0		0		0		(203,000,000)
Conversion of mandatory convertible notes	0		0		732,655		0		839,460
Share-based compensation	5,543,894		48,048,471		1,029,617		59,324,007		56,956,812
Balance at end of period	(34,011,005)		(39,988,479)		(258,640,279)		(34,011,005)		(258,640,279)
Common shares outstanding
Balance at end of period	2,616,736,715	[1]	2,610,759,241	[1]	2,392,107,441	[2]	2,616,736,715	[1]	2,392,107,441	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 575,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,524,164 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 450,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,524,164 of these shares were reserved for capital instruments.

24 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 28 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	3Q22		4Q21
end of	Derivative assets	Derivative liabilities	Derivative assets		Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	21.7	24.8	4.4		4.0
OTC	29.5	28.0	44.4		40.3
Exchange-traded	0.0	(0.1)	0.1		0.0
Interest rate products	51.2	52.7	48.9		44.3
OTC-cleared	0.7	0.8	0.2		0.2
OTC	37.1	34.9	20.9	[1]	22.9	[1]
Exchange-traded	0.1	0.1	0.0		0.0
Foreign exchange products	37.9	35.8	21.1		23.1
OTC	6.8	9.2	8.2		13.0
Exchange-traded	23.7	25.7	22.7		21.4
Equity/index-related products	30.5	34.9	30.9		34.4
OTC-cleared	0.5	0.5	1.3		1.4
OTC	2.6	3.3	3.3		4.3
Credit derivatives	3.1	3.8	4.6		5.7
OTC	1.2	0.7	1.4		0.5
Exchange-traded	0.0	0.0	0.1		0.1
Other products [2]	1.2	0.7	1.5		0.6
OTC-cleared	22.9	26.1	5.9		5.6
OTC	77.2	76.1	78.2		81.0
Exchange-traded	23.8	25.7	22.9		21.5
Total gross derivatives subject to enforceable master netting agreements	123.9	127.9	107.0		108.1
Offsetting (CHF billion)
OTC-cleared	(22.9)	(26.0)	(5.6)		(5.3)
OTC	(65.7)	(67.4)	(69.3)		(75.5)
Exchange-traded	(23.7)	(24.1)	(21.0)		(21.0)
Offsetting	(112.3)	(117.5)	(95.9)		(101.8)
of which counterparty netting	(100.1)	(100.1)	(83.9)		(83.9)
of which cash collateral netting	(12.2)	(17.4)	(12.0)		(17.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.0	0.1	0.3		0.3
OTC	11.5	8.7	8.9		5.5
Exchange-traded	0.1	1.6	1.9		0.5
Total net derivatives subject to enforceable master netting agreements	11.6	10.4	11.1		6.3
Total derivatives not subject to enforceable master netting agreements [3]	6.6	4.4	6.7		4.3
Total net derivatives presented in the consolidated balance sheets	18.2	14.8	17.8		10.6
of which recorded in trading assets and trading liabilities	18.0	14.8	17.6		10.6
of which recorded in other assets and other liabilities	0.2	0.0	0.2		0.0
1 Prior period has been revised.
2 Primarily precious metals, commodity and energy products.
3 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.
Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the master repurchase agreement on the same date shall be set off.
As permitted by US GAAP the Group has elected to net transactions under such agreements in the consolidated balance sheet when specific conditions are met. Transactions are netted if, among other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 3Q22 and 4Q21. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	3Q22				4Q21
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	90.8	(10.1)	80.7		74.1	(16.6)	57.5
Securities borrowing transactions	7.2	0.0	7.2		22.2	0.0	22.2
Total subject to enforceable master netting agreements	98.0	(10.1)	87.9		96.3	(16.6)	79.7
Total not subject to enforceable master netting agreements [1]	19.8	–	19.8		24.2	–	24.2
Total	117.8	(10.1)	107.7	[2]	120.5	(16.6)	103.9	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 80,820 million and CHF 68,623 million of the total net amount as of the end of 3Q22 and 4Q21, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	3Q22				4Q21
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	28.5	(10.1)	18.4		32.2	(16.6)	15.6
Securities lending transactions	0.6	0.0	0.6		15.4	0.0	15.4
Obligation to return securities received as collateral, at fair value	6.7	0.0	6.7		14.7	0.0	14.7
Total subject to enforceable master netting agreements	35.8	(10.1)	25.7		62.3	(16.6)	45.7
Total not subject to enforceable master netting agreements [1]	3.3	–	3.3		4.6	–	4.6
Total	39.1	(10.1)	29.0		66.9	(16.6)	50.3
of which securities sold under repurchase agreements and securities lending transactions	32.3	(10.1)	22.2	[2]	51.9	(16.6)	35.3	[2]
of which obligation to return securities received as collateral, at fair value	6.8	0.0	6.8		15.0	0.0	15.0
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 14,678 million and CHF 13,213 million of the total net amount as of the end of 3Q22 and 4Q21, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	3Q22						4Q21
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	11.6	5.4		0.1		6.1	11.1	4.5		0.0		6.6
Securities purchased under resale agreements	80.7	80.5		0.2		0.0	57.5	57.5		0.0		0.0
Securities borrowing transactions	7.2	6.9		0.0		0.3	22.2	21.9		0.0		0.3
Total financial assets subject to enforceable master netting agreements	99.5	92.8		0.3		6.4	90.8	83.9		0.0		6.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.4	1.8		0.0		8.6	6.3	1.3		0.0		5.0
Securities sold under repurchase agreements	18.4	18.3		0.1		0.0	15.6	15.5		0.1		0.0
Securities lending transactions	0.6	0.5		0.0		0.1	15.4	15.3		0.0		0.1
Obligation to return securities received as collateral, at fair value	6.7	6.2		0.0		0.5	14.7	13.0		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	36.1	26.8		0.1		9.2	52.0	45.1		0.1		6.8
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

25 Tax
The Group has used a year-to-date effective tax rate (discrete method) as the best estimate of the annual effective tax rate to calculate the 3Q22 income tax expense. This is mainly due to uncertainties of tax consequences associated with the comprehensive strategic review and restructuring process.
In 3Q22, the income tax expense was CHF 3,698 million, primarily reflecting the valuation allowances relating to the reassessment of the deferred tax assets as a result of the comprehensive strategic review and valuation allowances relating to current period earnings. This was partially offset by the impact of the reassessment of non-deductible funding costs from previously unrecognized tax benefits and the impact of the geographical mix of results. The details of the 3Q22 tax rate reconciliation resulting from applying the year to date effective tax rate are outlined below.
As of September 30, 2022, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 20.1 billion, which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in several jurisdictions, including Brazil, Germany, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 14 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2020 (federal and Zurich cantonal level); Brazil – 2017; the UK – 2012, and the US – 2010.
Effective tax rate
in	3Q22	2Q22	3Q21	9M22	9M21
Effective tax rate (%)	–	(35.7)	56.5	(204.1)	57.3
Tax expense reconciliation
in	3Q22
Income tax expense computed at the Swiss statutory tax rate of 18.5% (CHF million)	(63)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(38)
Other non-deductible expenses	(75)
Changes in deferred tax valuation allowance	3,837
of which related to the comprehensive strategic review	3,655
of which related to current period earnings	182
Lower taxed income	(14)
Income taxable to noncontrolling interests	3
(Windfall tax benefits)/shortfall tax charges on share-based compensation	10
Other	38
Income tax expense	3,698
Foreign tax rate differential
3Q22 included a foreign tax impact of CHF 38 million, mainly driven by the current period earnings mix.
Other non-deductible expenses
3Q22 primarily included the net benefit of CHF 138 million for the reassessment of the interest cost deductibility relating to the recognition of previously unrecognized tax benefits of non-deductible funding. This was partially offset by CHF 63 million relating to non-deductible interest expenses, the UK bank levy and other non-deductible expenses.
Changes in deferred tax valuation allowance
The 3Q22 impact primarily related to the reassessment of the deferred tax assets as a result of the comprehensive strategic review, primarily due to the limited future taxable income against which deferred tax assets could be utilized. Management considered both positive and negative evidence and concluded that it is more likely than not that a significant portion of the Group’s deferred tax assets will not be realized. This resulted in an increase in the valuation allowance of CHF 3,655 million, mainly in respect of two of the Group’s operating entities in the US.
3Q22 also included the impact of the current period earnings, resulting in an increase in the valuation allowance of CHF 182 million, mainly in respect of three of the Group’s operating entities in Switzerland and two of the Group’s operating entities in the UK.
Lower taxed income
3Q22 primarily included the impact CHF 12 million related to non-taxable life insurance income and CHF 4 million related to non-taxable dividend income. The remaining balance offsetting included various smaller items.

Other
3Q22 included CHF 27 million relating to the current period base erosion and anti-abuse tax provision, CHF 13 million relating to an accounting standard implementation transition adjustment for own credit movements, CHF 8 million relating to dividend equivalents of share-based compensation and CHF 3 million relating to own credit valuation movements. This was partially offset by CHF 22 million relating to prior year adjustments. The remaining balance included various smaller items.
Net deferred tax assets/(liabilities)
Net deferred tax assets related to net operating losses (NOL), net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on NOL and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel framework. Valuation allowances have been allocated against such deferred tax assets on NOL first, with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
Net deferred tax assets/(liabilities)
end of	3Q22	2Q22
Net deferred tax assets/(liabilities) (CHF million)
Deferred tax assets	306	3,867
of which net operating losses	142	1,124
of which deductible temporary differences	164	2,743
Deferred tax liabilities	(1,200)	(1,043)
Net deferred tax assets/(liabilities)	(894)	2,824
The 3Q22 decrease was mainly driven by the reassessment of the deferred tax assets as a result of the comprehensive strategic review, resulting in an increase in the valuation allowance of CHF 3,655 million.
26 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), cash awards, retention awards and the Strategic Delivery Plan (SDP) awards.
> Refer to “Note 30 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q22 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures, but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	3Q22	2Q22	3Q21	9M22	9M21
Deferred compensation expense (CHF million)
Share awards	81	85	103	260	379
Performance share awards	43	47	64	145	284
Contingent Capital Awards	(1)	(9)	44	24	188
Cash awards	177	199	82	478	233
Retention awards	63	33	45	126	84
Strategic Delivery Plan	72	69	–	194	–
Total deferred compensation expense	435	424	338	1,227	1,168

Estimated unrecognized deferred compensation
end of	3Q22
Estimated unrecognized compensation expense (CHF million)
Share awards	305
Performance share awards	120
Contingent Capital Awards	97
Cash awards	836
Retention awards	427
Strategic Delivery Plan	356
Total	2,141

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3

Cash awards
Deferred fixed cash awards
In 3Q22, the Group granted deferred fixed cash compensation of CHF 63 million, mainly in the Investment Bank, Wealth Management and Asset Management divisions. These awards will be expensed over a three-year vesting period from the grant date. Amortization of deferred fixed cash compensation in 3Q22 totaled CHF 60 million, of which CHF 8 million was related to awards granted in 3Q22.
Retention awards
In 3Q22, the Group granted deferred cash and share retention awards of CHF 296 million, mainly in the Investment Bank division and corporate functions. These awards will be expensed over the applicable vesting period from the grant date. Amortization of retention awards in 3Q22 totaled CHF 63 million, of which CHF 32 million was related to awards granted in 3Q22.
Share-based award activity
	3Q22					9M22
Number of awards (in millions)	Share awards	Performance share awards	Strategic Delivery Plan	Share awards	Performance share awards	Strategic Delivery Plan
Share-based award activities
Balance at beginning of period	127.8	64.3	62.1	143.8	77.2	0.0
Granted	29.6	0.0	0.0	68.8	19.1	62.6
Settled	(9.2)	(0.7)	0.0	(59.2)	(30.9)	0.0
Forfeited	(3.8)	(0.9)	(1.1)	(9.0)	(2.7)	(1.6)
Balance at end of period	144.4	62.7	61.0	144.4	62.7	61.0
of which vested	17.2	10.4	1.7	17.2	10.4	1.7
of which unvested	127.2	52.3	59.3	127.2	52.3	59.3

27 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group recognized expenses of CHF 58 million, CHF 66 million, CHF 62 million, CHF 187 million and CHF 192 million, related to its defined contribution pension plans in 3Q22, 2Q22, 3Q21, 9M22 and 9M21, respectively.
> Refer to “Note 32 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
The Group previously disclosed that it expected to contribute CHF 284 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2022. As of the end of 3Q22, CHF 219 million of contributions have been made.
Components of net periodic benefit costs
in	3Q22	2Q22	3Q21	9M22	9M21
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	65	65	60	195	180
Interest costs on benefit obligation	26	25	17	76	47
Expected return on plan assets	(126)	(126)	(122)	(378)	(365)
Amortization of recognized prior service cost/(credit)	(22)	(22)	(30)	(65)	(90)
Amortization of recognized actuarial losses	73	72	93	218	279
Settlement losses/(gains)	9	2	20	14	12
Curtailment losses/(gains)	(2)	0	1	(2)	2
Special termination benefits	1	1	2	3	15
Net periodic benefit costs	24	17	41	61	80
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or, except for 3Q21, in restructuring expenses.

28 Derivatives and hedging activities
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 31 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 3Q22	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	2,126.1	11.6	10.9	0.0	0.0	0.0
Swaps	8,662.2	31.7	30.0	150.9	1.3	3.6
Options bought and sold (OTC)	691.9	9.1	9.7	0.0	0.0	0.0
Futures	160.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	34.3	0.0	0.0	0.0	0.0	0.0
Interest rate products	11,675.0	52.4	50.6	150.9	1.3	3.6
Forwards	966.4	17.6	16.0	18.7	0.3	0.2
Swaps	344.3	17.0	16.2	0.0	0.0	0.0
Options bought and sold (OTC)	242.0	4.0	4.1	0.0	0.0	0.0
Futures	6.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.2	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,561.4	38.6	36.3	18.7	0.3	0.2
Forwards	0.6	0.0	0.0	0.0	0.0	0.0
Swaps	49.8	2.7	2.0	0.0	0.0	0.0
Options bought and sold (OTC)	219.3	6.6	8.5	0.0	0.0	0.0
Futures	43.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	500.8	23.9	26.1	0.0	0.0	0.0
Equity/index-related products	813.6	33.2	36.6	0.0	0.0	0.0
Credit derivatives [2]	429.7	3.3	4.1	0.0	0.0	0.0
Forwards	9.9	0.1	0.1	0.0	0.0	0.0
Swaps	11.9	1.0	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	11.4	0.2	0.2	0.0	0.0	0.0
Futures	12.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.4	0.1	0.0	0.0	0.0	0.0
Other products [3]	50.8	1.4	0.9	0.0	0.0	0.0
Total derivative instruments	14,530.5	128.9	128.5	169.6	1.6	3.8
The notional amount, PRV and NRV (trading and hedging) was CHF 14,700.1 billion, CHF 130.5 billion and CHF 132.3 billion, respectively, as of September 30, 2022.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q21	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	1,736.0	0.9	0.9	0.0	0.0	0.0
Swaps	8,810.0	36.8	33.0	131.4	0.4	0.2
Options bought and sold (OTC)	779.0	11.5	10.9	0.0	0.0	0.0
Futures	144.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	71.6	0.1	0.0	0.0	0.0	0.0
Interest rate products	11,541.1	49.3	44.8	131.4	0.4	0.2
Forwards	1,052.9	7.6	8.2	21.1	0.1	0.1
Swaps	345.3	11.3	12.4	0.0	0.0	0.0
Options bought and sold (OTC) [2]	235.4	2.9	3.1	0.0	0.0	0.0
Futures	10.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.6	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,645.5	21.8	23.7	21.1	0.1	0.1
Forwards	0.9	0.1	0.0	0.0	0.0	0.0
Swaps	94.7	1.4	2.6	0.0	0.0	0.0
Options bought and sold (OTC)	243.9	11.1	12.5	0.0	0.0	0.0
Futures	46.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	535.8	22.9	21.5	0.0	0.0	0.0
Equity/index-related products	921.6	35.5	36.6	0.0	0.0	0.0
Credit derivatives [3]	506.8	5.0	6.3	0.0	0.0	0.0
Forwards	9.9	0.2	0.1	0.0	0.0	0.0
Swaps	12.0	1.1	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	11.1	0.2	0.1	0.0	0.0	0.0
Futures	11.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	9.2	0.1	0.1	0.0	0.0	0.0
Other products [4]	53.3	1.6	0.7	0.0	0.0	0.0
Total derivative instruments	14,668.3	113.2	112.1	152.5	0.5	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 14,820.8 billion, CHF 113.7 billion and CHF 112.4 billion, respectively, as of December 31, 2021.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been revised.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 24 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
in	3Q22	2Q22	3Q21	9M22	9M21
Interest rate products (CHF million)
Hedged items [1]	2,450	1,115	259	5,321	1,127
Derivatives designated as hedging instruments [1]	(2,307)	(1,050)	(252)	(5,036)	(1,084)
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	3Q22					4Q21
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.8	(0.1)		0.0		0.8	0.0		0.0
Net loans	15.7	(1.6)		(0.5)		16.6	(0.2)		0.2
Liabilities (CHF billion)
Long-term debt	75.0	(2.7)		(3.9)		69.4	(0.2)		0.8
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	3Q22	2Q22	3Q21	9M22	9M21
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(295)	(171)	(32)	(1,116)	(151)
Gains/(losses) reclassified from AOCI into interest and dividend income	370	173	(4)	547	6
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(43)	(36)	(14)	(93)	(10)
Total other operating expenses	(21)	(16)	7	(43)	32
Gains/(losses) reclassified from AOCI into income	(21)	(16)	7	(43)	32
As of the end of 3Q22, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 660 million.
Net investment hedges
in	3Q22	2Q22	3Q21	9M22	9M21
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	300	68	179	246	(76)
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	0	0	1	0	1
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require the maintenance of contractually specified credit ratings from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreement could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of the contractually specified credit ratings. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral that could be called by counterparties in the event of a one-, two-, or three-notch downgrade in the contractually specified credit ratings. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	3Q22				4Q21
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	1.6	0.0	0.2	1.8	2.3	0.0	0.3	2.6
Collateral posted	1.4	0.0	–	1.4	1.9	0.0	–	1.9
Impact of a one-notch downgrade event	0.1	0.0	0.1	0.2	0.1	0.0	0.0	0.1
Impact of a two-notch downgrade event	0.5	0.0	0.1	0.6	0.2	0.0	0.0	0.2
Impact of a three-notch downgrade event	0.6	0.1	0.2	0.9	0.7	0.0	0.1	0.8
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively. Excludes contracts with specified conditions and clauses which, when triggered, would result in a receivable position for the Group.

Credit derivatives
> Refer to “Note 33 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 11.3 billion and CHF 12.0 billion as of the end of 3Q22 and 4Q21 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	3Q22							4Q21
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(57.3)	52.2		(5.1)	10.6		0.0	(60.2)	55.6		(4.6)	10.1		0.6
Non-investment grade	(22.0)	19.6		(2.4)	6.5		(0.5)	(31.5)	28.9		(2.6)	7.9		0.4
Total single-name instruments	(79.3)	71.8		(7.5)	17.1		(0.5)	(91.7)	84.5		(7.2)	18.0		1.0
of which sovereign	(14.8)	13.3		(1.5)	4.4		(0.2)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(64.5)	58.5		(6.0)	12.7		(0.3)	(78.2)	72.3		(5.9)	14.0		1.1
Multi-name instruments (CHF billion)
Investment grade [2]	(81.6)	76.3		(5.3)	15.8		(0.3)	(102.9)	96.0		(6.9)	20.2		0.7
Non-investment grade	(32.1)	27.3		(4.8)	10.4	[3]	(0.9)	(35.7)	33.2		(2.5)	12.6	[3]	(0.5)
Total multi-name instruments	(113.7)	103.6		(10.1)	26.2		(1.2)	(138.6)	129.2		(9.4)	32.8		0.2
of which non-sovereign	(113.7)	103.6		(10.1)	26.2		(1.2)	(138.6)	129.2		(9.4)	32.8		0.2
Total instruments (CHF billion)
Investment grade [2]	(138.9)	128.5		(10.4)	26.4		(0.3)	(163.1)	151.6		(11.5)	30.3		1.3
Non-investment grade	(54.1)	46.9		(7.2)	16.9		(1.4)	(67.2)	62.1		(5.1)	20.5		(0.1)
Total instruments	(193.0)	175.4		(17.6)	43.3		(1.7)	(230.3)	213.7		(16.6)	50.8		1.2
of which sovereign	(14.8)	13.3		(1.5)	4.4		(0.2)	(13.5)	12.2		(1.3)	4.0		(0.1)
of which non-sovereign	(178.2)	162.1		(16.1)	38.9		(1.5)	(216.8)	201.5		(15.3)	46.8		1.3
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	3Q22	4Q21
Credit derivatives (CHF billion)
Credit protection sold	193.0	230.3
Credit protection purchased	175.4	213.7
Other protection purchased	43.3	50.8
Other instruments [1]	18.0	12.0
Total credit derivatives	429.7	506.8
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
3Q22 (CHF billion)
Single-name instruments	11.1	60.4	7.8	79.3
Multi-name instruments	15.2	82.8	15.7	113.7
Total instruments	26.3	143.2	23.5	193.0
4Q21 (CHF billion)
Single-name instruments	14.4	73.6	3.7	91.7
Multi-name instruments	39.9	88.3	10.4	138.6
Total instruments	54.3	161.9	14.1	230.3

29 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2021 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
3Q22 (CHF million)
Credit guarantees and similar instruments	2,378	1,234	3,612	3,531		21	2,089
Performance guarantees and similar instruments	4,676	3,028	7,704	6,635		45	3,935
Derivatives [2]	2,916	2,247	5,163	5,163		121	–
Other guarantees	3,743	2,497	6,240	6,230		65	3,454
Total guarantees	13,713	9,006	22,719	21,559		252	9,478
4Q21 (CHF million)
Credit guarantees and similar instruments	2,124	1,807	3,931	3,874		25	2,014
Performance guarantees and similar instruments	3,982	3,336	7,318	6,299		40	3,605
Derivatives [2]	5,374	3,547	8,921	8,921		289	–
Other guarantees	4,012	2,498	6,510	6,469		71	3,789
Total guarantees	15,492	11,188	26,680	25,563		425	9,408
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6.0 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2022 to June 30, 2023 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 33 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2021 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Guarantees and commitments in the Credit Suisse Annual Report 2021 for a description of these commitments.
Other commitments
	3Q22						4Q21
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,863	48	4,911	4,683		2,763	4,796	116	4,912	4,602		2,801
Irrevocable loan commitments [2]	23,172	99,091	122,263	117,815		53,514	22,959	99,600	122,559	118,281		55,766
Forward reverse repurchase agreements	188	0	188	188		188	466	0	466	466		466
Other commitments	268	293	561	561		0	121	275	396	396		8
Total other commitments	28,491	99,432	127,923	123,247		56,465	28,342	99,991	128,333	123,745		59,041
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 137,402 million and CHF 143,992 million of unused credit limits as of the end of 3Q22 and 4Q21, respectively, which were revocable at the Group's sole discretion upon notice to the client.

30 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M22 and 9M21 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	9M22	9M21
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	4	(3)
Proceeds from transfer of assets	3,403	2,468
Cash received on interests that continue to be held	33	34
RMBS
Net gain/(loss) [1]	(2)	70
Proceeds from transfer of assets	9,182	29,807
Purchases of previously transferred financial assets or its underlying collateral	0	(1,295)
Servicing fees	11	2
Cash received on interests that continue to be held	600	742
Other asset-backed financings
Net gain [1]	10	55
Proceeds from transfer of assets	5,421	8,785
Purchases of previously transferred financial assets or its underlying collateral	(1,295)	(1,002)
Fees [2]	148	119
Cash received on interests that continue to be held	59	9
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents primarily management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfers of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2021 for further information.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q22 and 4Q21, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q22	4Q21
CHF million
CMBS
Principal amount outstanding	22,274	15,428
Total assets of SPE	40,485	23,205
RMBS
Principal amount outstanding	46,346	56,990
Total assets of SPE	46,346	56,990
Other asset-backed financings
Principal amount outstanding	23,230	24,856
Total assets of SPE	57,466	57,797
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 31 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	9M22							9M21
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			342				821			129				2,120
of which level 2			271				736			106				1,721
of which level 3			71				85			23				399
Weighted-average life, in years			5.0				9.6			5.2				4.9
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	22.2			–	[2]	3.0	–	32.8
Cash flow discount rate (rate per annum), in % [3]	3.5	–	15.7		2.8	–	53.8	1.8	–	4.6		1.0	–	15.4
Expected credit losses (rate per annum), in % [4]	2.7	–	5.6		1.3	–	49.8	0.9	–	4.3		0.1	–	13.7
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q22 and 4Q21.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	3Q22											4Q21
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			595				1,319			592				281				2,310			402
of which non-investment grade			108				148			48				55				370			27
Weighted-average life, in years			3.5				9.1			5.8				3.9				4.7			5.5
Prepayment speed assumption (rate per annum), in % [3]			–		2.4	–	19.0			–				–		5.1	–	41.9			–
Impact on fair value from 10% adverse change			–				(21.8)			–				–				(31.1)			–
Impact on fair value from 20% adverse change			–				(42.8)			–				–				(59.8)			–
Cash flow discount rate (rate per annum), in % [4]	5.2	–	42.0		3.5	–	53.8	3.7	–	43.1		1.7	–	50.7		0.7	–	35.5	0.3	–	14.7
Impact on fair value from 10% adverse change			(11.0)				(52.0)			(5.7)				(3.5)				(38.1)			(4.9)
Impact on fair value from 20% adverse change			(21.5)				(99.7)			(11.2)				(6.8)				(73.3)			(9.7)
Expected credit losses (rate per annum), in % [5]	0.7	–	17.0		0.8	–	49.8	0.5	–	40.0		0.6	–	8.4		0.4	–	34.2	0.7	–	13.3
Impact on fair value from 10% adverse change			(5.6)				(22.9)			(2.2)				(2.5)				(28.5)			(4.3)
Impact on fair value from 20% adverse change			(11.0)				(44.6)			(4.3)				(4.9)				(54.8)			(8.4)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q22 and 4Q21.
> Refer to “Note 32 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q22	4Q21
CHF million
RMBS
Other assets	0	257
Liability to SPE, included in other liabilities	0	(257)
Other asset-backed financings
Trading assets	447	557
Other assets	174	200
Liability to SPE, included in other liabilities	(621)	(757)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 3Q22 and 4Q21.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	3Q22	4Q21
CHF billion
Government debt securities	17.1	15.9
Corporate debt securities	9.7	9.6
Asset-backed securities	1.8	4.6
Equity securities	0.3	0.5
Other	2.7	5.6
Securities sold under repurchase agreements	31.6	36.2
Government debt securities	0.1	13.9
Corporate debt securities	0.2	0.3
Asset-backed securities	0.0	0.3
Equity securities	0.2	1.0
Other	0.2	0.2
Securities lending transactions	0.7	15.7
Government debt securities	3.1	3.6
Corporate debt securities	0.9	0.6
Asset-backed securities	0.1	0.0
Equity securities	2.7	10.8
Obligation to return securities received as collateral, at fair value	6.8	15.0
Total	39.1	66.9
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	No stated maturity	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
3Q22 (CHF billion)
Securities sold under repurchase agreements	7.2		14.0		5.0	5.4	31.6
Securities lending transactions	0.7		0.0		0.0	0.0	0.7
Obligation to return securities received as collateral, at fair value	6.8		0.0		0.0	0.0	6.8
Total	14.7		14.0		5.0	5.4	39.1
4Q21 (CHF billion)
Securities sold under repurchase agreements	5.2		15.7		6.0	9.3	36.2
Securities lending transactions	2.3		1.7		1.6	10.1	15.7
Obligation to return securities received as collateral, at fair value	15.0		0.0		0.0	0.0	15.0
Total	22.5		17.4		7.6	19.4	66.9
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2021 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings on its CP. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Group (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 150 days as of the end of 3Q22, and Alpine’s CP had exposures mainly in reverse repurchase agreements with a Group entity, solar loans and leases, consumer loans and aircraft loans and leases.
The Group’s financial commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group enters into liquidity facilities with CP conduits administrated and sponsored by third parties. These third-party CP conduits are considered to be VIEs for accounting purposes. The Group is not the primary beneficiary and does not consolidate these third-party CP conduits. The Group’s financial commitment to these third-party CP conduits consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the third-party CP conduits or to purchase assets from these CP conduits in certain circumstances, including, but not limited to, a lack of liquidity in the CP market such that the CP conduits cannot refinance their obligations or a default of an underlying asset. The asset-specific credit enhancements, if any, provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. In some situations, the Group can enter into liquidity facilities with these third-party CP conduits through Alpine.
The Group’s economic risks associated with the Alpine CP conduit and the third-party CP conduits are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it is the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q22 and 4Q21.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
3Q22 (CHF million)
Cash and due from banks	5	7	57	15	25	13	122
Trading assets	0	0	1,233	58	485	1	1,777
Other investments	0	0	0	98	646	144	888
Net loans	0	1,328	0	0	16	33	1,377
Other assets	264	29	1,177	47	69	677	2,263
of which loans held-for-sale	262	0	128	22	0	0	412
of which premises and equipment	0	0	0	0	13	0	13
Total assets of consolidated VIEs	269	1,364	2,467	218	1,241	868	6,427
Trading liabilities	0	0	0	0	6	1	7
Short-term borrowings	0	3,566	0	15	0	0	3,581
Long-term debt	69	0	1,925	0	0	40	2,034
Other liabilities	1	101	3	24	55	52	236
Total liabilities of consolidated VIEs	70	3,667	1,928	39	61	93	5,858
4Q21 (CHF million)
Cash and due from banks	0	1	42	25	27	13	108
Trading assets	0	0	1,158	54	610	0	1,822
Other investments	0	0	0	65	789	161	1,015
Net loans	0	1,022	317	0	28	33	1,400
Other assets	0	31	604	78	108	675	1,496
of which loans held-for-sale	0	0	50	23	0	1	74
of which premises and equipment	0	0	0	0	27	0	27
Total assets of consolidated VIEs	0	1,054	2,121	222	1,562	882	5,841
Trading liabilities	0	0	0	0	8	0	8
Short-term borrowings	0	4,337	0	15	0	0	4,352
Long-term debt	0	0	1,342	0	3	46	1,391
Other liabilities	0	67	1	20	60	83	231
Total liabilities of consolidated VIEs	0	4,404	1,343	35	71	129	5,982
Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 35 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2021 for further information on non-consolidated VIEs.

Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
3Q22 (CHF million)
Trading assets	213	0		4,658	756	7	1,893	7,527
Net loans	460	1,467		1,195	2,533	7,230	2,254	15,139
Other assets	8	0		162	138	12	835	1,155
Total variable interest assets	681	1,467		6,015	3,427	7,249	4,982	23,821
Maximum exposure to loss	717	8,776		7,785	3,427	10,760	5,682	37,147
Total assets of non-consolidated VIEs	12,798	15,670		110,121	187,683	39,689	16,092	382,053
4Q21 (CHF million)
Trading assets	257	0		4,526	932	13	5,494	11,222
Net loans	268	1,005		940	2,403	8,774	1,986	15,376
Other assets	6	0		22	112	0	628	768
Total variable interest assets	531	1,005		5,488	3,447	8,787	8,108	27,366
Maximum exposure to loss	774	7,625		8,036	3,447	13,068	8,637	41,587
Total assets of non-consolidated VIEs	10,266	14,948		108,942	103,179	36,428	24,945	298,708
1 Includes liquidity facilities provided to third-party CP conduits through Alpine.
31 Financial instruments
The disclosure of the Group’s financial instruments includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy; level 3 reconciliation; transfers in and out of level 3; quantitative disclosures of valuation techniques; and qualitative discussion of significant unobservable inputs);
■ Fair value option; and
■ Financial instruments not carried at fair value.
Concentration of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s concentration of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section “Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs” should be read in conjunction with the tables “Assets and liabilities measured at fair value on a recurring basis”, “Quantitative information about level 3 assets measured at fair value on a recurring basis” and “Quantitative information about level 3 liabilities measured at fair value on a recurring basis”.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q22	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	98	0	–		–		98
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	50	80,770	0	–		–		80,820
Securities received as collateral	5,445	1,343	0	–		–		6,788
Trading assets	53,209	143,355	4,059	(110,872)		592		90,343
of which debt securities	11,928	36,972	1,044	–		31		49,975
of which foreign governments	11,664	8,134	26	–		–		19,824
of which corporates	37	8,370	359	–		30		8,796
of which RMBS	6	17,589	395	–		–		17,990
of which equity securities	18,108	692	326	–		561		19,687
of which derivatives	21,715	105,184	2,005	(110,872)		–		18,032
of which interest rate products	11,442	40,045	911	–		–		–
of which foreign exchange products	455	38,091	52	–		–		–
of which equity/index-related products	9,799	23,127	326	–		–		–
of which other derivatives	1	441	537	–		–		–
of which other trading assets	1,458	507	684	–		–		2,649
Investment securities	2	772	0	–		–		774
Other investments	0	55	3,479	–		434		3,968
of which other equity investments	0	55	2,832	–		338		3,225
of which life finance instruments	0	0	646	–		–		646
Loans	0	6,996	1,160	–		–		8,156
of which commercial and industrial loans	0	2,719	441	–		–		3,160
of which financial institutions	0	2,657	307	–		–		2,964
Other intangible assets (mortgage servicing rights)	0	58	315	–		–		373
Other assets	76	9,863	740	(1,382)		–		9,297
of which failed purchases	58	700	55	–		–		813
of which loans held-for-sale	0	7,315	569	–		–		7,884
Total assets at fair value	58,782	243,310	9,753	(112,254)		1,026		200,617
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q22	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	564	0	–		–		564
Customer deposits	0	2,834	244	–		–		3,078
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,678	0	–		–		14,678
Obligation to return securities received as collateral	5,445	1,343	0	–		–		6,788
Trading liabilities	29,513	109,409	2,028	(113,700)		1		27,251
of which short positions	7,862	4,337	31	–		1		12,231
of which debt securities	2,205	3,641	1	–		–		5,847
of which foreign governments	2,118	581	0	–		–		2,699
of which corporates	72	3,058	1	–		–		3,131
of which equity securities	5,657	696	30	–		1		6,384
of which derivatives	21,651	105,072	1,997	(113,700)		–		15,020
of which interest rate products	10,656	39,721	120	–		–		–
of which foreign exchange products	394	35,932	3	–		–		–
of which equity/index-related products	10,565	25,008	1,060	–		–		–
of which credit derivatives	0	3,770	345	–		–		–
Short-term borrowings	0	8,650	427	–		–		9,077
Long-term debt	0	57,925	6,642	–		–		64,567
of which structured notes over one year and up to two years	0	13,400	433	–		–		13,833
of which structured notes over two years	0	24,859	4,372	–		–		29,231
of which other debt instruments over two years	0	3,017	1,775	–		–		4,792
of which high-trigger instruments	0	8,546	0	–		–		8,546
Other liabilities	131	5,699	515	(3,725)		–		2,620
Total liabilities at fair value	35,089	201,102	9,856	(117,425)		1		128,623
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	308	0	–		–		308
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	68,623	0	–		–		68,623
Securities received as collateral	13,848	1,155	14	–		–		15,017
Trading assets	54,085	146,521	4,503	(94,633)		665		111,141
of which debt securities	12,191	40,700	1,225	–		82		54,198
of which foreign governments	11,996	11,377	35	–		–		23,408
of which corporates	72	8,958	478	–		82		9,590
of which RMBS	0	17,033	424	–		–		17,457
of which equity securities	34,282	1,486	195	–		583		36,546
of which derivatives	6,224	103,781	2,187	(94,633)		–		17,559
of which interest rate products	721	47,934	624	–		–		–
of which foreign exchange products	123	20,686	53	–		–		–
of which equity/index-related products	5,348	29,808	212	–		–		–
of which other derivatives	0	196	1,034	–		–		–
of which other trading assets	1,388	554	896	–		–		2,838
Investment securities	2	1,003	0	–		–		1,005
Other investments	0	23	3,666	–		405		4,094
of which other equity investments	0	23	2,863	–		351		3,237
of which life finance instruments	0	0	789	–		–		789
Loans	0	8,709	1,534	–		–		10,243
of which commercial and industrial loans	0	2,267	717	–		–		2,984
of which financial institutions	0	3,840	465	–		–		4,305
Other intangible assets (mortgage servicing rights)	0	57	167	–		–		224
Other assets	121	8,750	694	(381)		–		9,184
of which failed purchases	98	1,135	11	–		–		1,244
of which loans held-for-sale	0	6,818	562	–		–		7,380
Total assets at fair value	68,056	235,149	10,578	(95,014)		1,070		219,839
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q21	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	477	0	–		–		477
Customer deposits	0	3,306	394	–		–		3,700
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	13,213	0	–		–		13,213
Obligation to return securities received as collateral	13,848	1,155	14	–		–		15,017
Trading liabilities	19,419	105,828	2,809	(100,522)		1		27,535
of which short positions	11,689	4,974	25	–		1		16,689
of which debt securities	2,809	4,865	3	–		–		7,677
of which foreign governments	2,667	968	0	–		–		3,635
of which corporates	113	3,839	3	–		–		3,955
of which equity securities	8,880	109	22	–		1		9,012
of which derivatives	7,730	100,854	2,784	(100,522)		–		10,846
of which interest rate products	776	44,003	26	–		–		–
of which foreign exchange products	133	22,646	57	–		–		–
of which equity/index-related products	6,812	27,919	1,787	–		–		–
Short-term borrowings	0	9,658	1,032	–		–		10,690
Long-term debt	0	59,046	9,676	–		–		68,722
of which structured notes over one year and up to two years	0	11,036	1,464	–		–		12,500
of which structured notes over two years	0	24,168	6,318	–		–		30,486
of which other debt instruments over two years	0	3,223	1,854	–		–		5,077
of which high-trigger instruments	0	10,702	0	–		–		10,702
Other liabilities	348	2,031	518	(305)		–		2,592
Total liabilities at fair value	33,615	194,714	14,443	(100,827)		1		141,946
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
9M22	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	3	(3)	0	0	0	0	0	0	0	0	0
Securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading assets	4,503	1,248	(1,698)	4,699	(4,423)	818	(921)	112	(482)	0	(8)	0	0	211	4,059	407
of which debt securities	1,225	809	(972)	3,957	(3,551)	0	0	(84)	(478)	0	(8)	0	0	146	1,044	403
of which corporates	478	282	(514)	3,343	(2,823)	0	0	(79)	(427)	0	0	0	0	99	359	442
of which RMBS	424	193	(166)	298	(491)	0	0	3	107	0	0	0	0	27	395	(11)
of which derivatives	2,187	260	(583)	0	0	818	(768)	152	(54)	0	0	0	0	(7)	2,005	21
of which interest rate products	624	8	(13)	0	0	76	(52)	0	367	0	0	0	0	(99)	911	390
of which other derivatives	1,034	10	(4)	0	0	284	(261)	4	(585)	0	0	0	0	55	537	(526)
of which other trading assets	896	25	(48)	642	(831)	0	(153)	6	91	0	0	0	0	56	684	(100)
Other investments	3,666	37	(14)	58	(144)	0	0	0	(289)	0	(14)	0	0	179	3,479	(56)
of which other equity investments	2,863	37	0	37	(6)	0	0	0	(205)	0	(22)	0	0	128	2,832	(2)
of which life finance instruments	789	0	0	21	(130)	0	0	0	(84)	0	0	0	0	50	646	(54)
Loans	1,534	481	(406)	1	(20)	4	(500)	32	(77)	0	0	0	0	111	1,160	(116)
of which commercial and industrial loans	717	170	(304)	0	(8)	4	(140)	4	(52)	0	0	0	0	50	441	(68)
of which financial institutions	465	77	(44)	0	0	0	(249)	16	2	0	0	0	0	40	307	(11)
Other intangible assets (mortgage servicing rights)	167	140	0	0	0	0	0	0	(3)	0	0	0	0	11	315	(3)
Other assets	694	302	(226)	710	(560)	119	(347)	(1)	(10)	0	4	0	0	55	740	(21)
of which loans held-for-sale	562	237	(211)	692	(558)	118	(345)	9	19	0	0	0	0	46	569	(7)
Total assets at fair value	10,578	2,208	(2,344)	5,468	(5,161)	944	(1,771)	143	(861)	0	(18)	0	0	567	9,753	211
Liabilities (CHF million)
Customer deposits	394	0	0	0	0	0	(19)	0	(39)	0	0	0	(60)	(32)	244	(115)
Obligation to return securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading liabilities	2,809	970	(1,271)	22	(98)	689	(926)	34	(377)	0	0	0	0	176	2,028	(85)
of which derivatives	2,784	849	(1,250)	0	(63)	689	(926)	31	(296)	0	0	0	0	179	1,997	(68)
of which equity/index-related derivatives	1,787	647	(959)	0	0	395	(383)	(22)	(515)	0	0	0	0	110	1,060	(326)
of which credit derivatives	374	144	(175)	0	0	130	(361)	21	187	0	0	0	0	25	345	191
Short-term borrowings	1,032	139	(727)	0	0	746	(736)	(63)	(30)	0	0	0	0	66	427	16
Long-term debt	9,676	1,821	(6,026)	0	0	6,783	(4,296)	(592)	(1,155)	0	0	(43)	(299)	773	6,642	(852)
of which structured notes over two years	6,318	1,579	(4,358)	0	0	5,895	(3,721)	(494)	(1,041)	0	0	(41)	(297)	532	4,372	(960)
of which other debt instruments over two years	1,854	0	0	0	0	8	(120)	0	(92)	0	0	0	0	125	1,775	131
Other liabilities	518	133	(42)	21	(60)	84	(104)	(2)	(25)	1	(41)	0	0	32	515	35
Total liabilities at fair value	14,443	3,063	(8,066)	43	(172)	8,302	(6,081)	(623)	(1,626)	1	(41)	(43)	(359)	1,015	9,856	(1,001)
Net assets/(liabilities) at fair value	(3,865)	(855)	5,722	5,425	(4,989)	(7,358)	4,310	766	765	(1)	23	43	359	(448)	(103)	1,212
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 9M22, changes in net unrealized gains/(losses) of CHF 814 million and CHF (1) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 399 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
9M21	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Securities received as collateral	101	0	0	73	(103)	0	0	0	0	0	0	0	0	5	76	0
Trading assets	7,535	908	(2,359)	3,579	(4,080)	653	(1,286)	99	28	0	0	0	0	395	5,472	118
of which debt securities	2,253	518	(971)	2,606	(2,905)	0	0	(1)	114	0	0	0	0	149	1,763	131
of which corporates	1,270	229	(245)	1,873	(2,350)	0	0	3	70	0	0	0	0	88	938	152
of which derivatives	3,911	250	(1,312)	0	0	653	(1,182)	67	(98)	0	0	0	0	170	2,459	115
of which other derivatives	1,079	1	0	0	0	233	(244)	(1)	(123)	0	0	0	0	62	1,007	(108)
of which other trading assets	1,247	35	(59)	840	(1,089)	0	(104)	14	44	0	0	0	0	68	996	(77)
Other investments	3,054	100	(753)	1,465	(551)	0	0	0	78	0	330	0	0	127	3,850	190
of which other equity investments	2,132	66	(753)	1,439	(384)	0	0	0	84	0	329	0	0	75	2,988	161
of which life finance instruments	920	0	0	25	(152)	0	0	0	(6)	0	0	0	0	52	839	27
Loans	3,669	216	(618)	360	(73)	203	(1,317)	7	36	0	0	0	0	179	2,662	(42)
of which commercial and industrial loans	1,347	216	(25)	10	(31)	159	(456)	14	51	0	0	0	0	62	1,347	45
Other intangible assets (mortgage servicing rights)	180	0	0	22	0	0	0	0	0	0	(33)	0	0	10	179	(33)
Other assets	1,825	345	(631)	3,053	(2,828)	110	(801)	22	(40)	0	0	0	0	88	1,143	(111)
of which loans held-for-sale	1,576	332	(585)	3,020	(2,783)	110	(799)	21	23	0	0	0	0	74	989	(78)
Total assets at fair value	16,364	1,569	(4,361)	8,552	(7,635)	966	(3,404)	128	102	0	297	0	0	804	13,382	122
Liabilities (CHF million)
Customer deposits	448	0	0	0	0	0	0	0	(12)	0	0	0	(17)	(11)	408	(29)
Obligation to return securities received as collateral	101	0	0	73	(103)	0	0	0	0	0	0	0	0	5	76	0
Trading liabilities	4,246	1,026	(2,200)	93	(39)	896	(1,275)	165	(129)	0	0	0	0	247	3,030	503
of which derivatives	4,191	864	(2,199)	68	(14)	896	(1,275)	165	(103)	0	0	0	0	246	2,839	508
of which equity/index-related derivatives	2,010	608	(1,213)	0	0	480	(565)	163	109	0	0	0	0	123	1,715	513
Short-term borrowings	701	216	(383)	0	0	1,341	(1,124)	(19)	93	0	0	0	0	47	872	64
Long-term debt	7,268	3,505	(4,064)	0	0	8,275	(5,068)	(25)	(238)	0	(5)	(4)	(52)	518	10,110	14
of which structured notes over one year and up to two years	1,133	1,379	(1,628)	0	0	1,476	(1,412)	(2)	46	0	0	(1)	(1)	73	1,063	12
of which structured notes over two years	5,526	2,102	(2,409)	0	0	5,106	(3,521)	(22)	(368)	0	0	(3)	(49)	373	6,735	(296)
of which other debt instruments over two years	165	0	(1)	0	0	1,611	(23)	0	94	0	0	0	0	53	1,899	317
Other liabilities	1,271	22	(562)	33	(73)	88	(464)	5	(19)	115	53	0	0	58	527	0
Total liabilities at fair value	14,035	4,769	(7,209)	199	(215)	10,600	(7,931)	126	(305)	115	48	(4)	(69)	864	15,023	552
Net assets/(liabilities) at fair value	2,329	(3,200)	2,848	8,353	(7,420)	(9,634)	4,527	2	407	(115)	249	4	69	(60)	(1,641)	(430)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 9M21, changes in net unrealized gains/(losses) of CHF (633) million and CHF 162 million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 41 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

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Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the tables above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the tables above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 9M22 were CHF 2,208 million, primarily from trading assets and loans. These transfers were primarily in the GTS, securitized products and APAC Financing Group businesses, due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 9M22 were CHF 2,344 million, primarily in trading assets and loans. These transfers were mainly related to GTS and securitized products, due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 liabilities during 9M22 were CHF 3,063 million, primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data. Transfers out of level 3 liabilities of CHF 8,066 million in 9M22 were primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data.
Transfers into level 3 assets during 3Q22 were CHF 645 million, primarily from trading assets and loans. These transfers were primarily in the securitized products, GTS and APAC Financing Group businesses, due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 3Q22 were CHF 739 million, primarily in trading assets and loans held-for-sale. These transfers were mainly related to GTS and credit businesses, due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfer into level 3 liabilities during 3Q22 were CHF 783 million, primarily from long-term debt. These transfers were primarily in structured notes over two years arising from a change in the observability of pricing data. Transfers out of level 3 liabilities of CHF 1,797 million in 3Q22, primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, contingent probability, dividend yield, mortality rate, price, recovery rate, volatility or unadjusted net asset value (NAV), in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of correlation, credit spread, default rate, discount rate, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), mean reversion, prepayment rate or tax swap rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs credit spread, fund gap risk, gap risk, market implied life expectancy, mortality rate or price would increase the fair value. An increase in the significant unobservable inputs of buyback probability, correlation, discount rate, dividend yield, mean reversion, prepayment rate, unadjusted NAV or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 3Q22	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	4,059
of which debt securities	1,044
of which corporates	359
of which	214	Discounted cash flow	Credit spread, in bp		100	2,139	839
			Price, in %		0	101	33
of which	63	Market comparable	Price, in %		0	102	50
			Price, in actuals		1	190	19
of which	93	Price	Price, in %		30	126	91
			Price, in actuals		0	11,350	2,605
of which RMBS	395	Discounted cash flow	Discount rate, in %		0	39	12
of which derivatives	2,005
of which interest rate products	911
of which	3	Discounted cash flow	Volatility, in %		95	97	97
of which	904	Option model	Contingent probability, in %		95	95	95
			Correlation, in %		(10)	100	35
			Mean reversion, in %	[2]	25	25	0
			Prepayment rate, in %		13	18	15
			Volatility, in %		(4)	1	0
of which other derivatives	537	Discounted cash flow	Market implied life expectancy, in years		2	13	6
			Mortality rate, in %		73	138	99
of which other trading assets	684
of which	486	Discounted cash flow	Market implied life expectancy, in years		2	13	6
			Tax swap rate, in %		30	30	30
of which	160	Market comparable	Price, in %		0	127	35
of which	36	Option model	Mortality rate, in %		0	70	6
Other investments	3,479
of which other equity investments	2,832
of which	941	Adjusted NAV	Price, in actuals		281	281	281
of which	37	Market comparable	Price, in actuals		0	85	19
of which	1,804	Price	Price, in actuals		0	750	22
of which life finance instruments	646	Discounted cash flow	Market implied life expectancy, in years		2	15	6
Loans	1,160
of which commercial and industrial loans	441
of which	288	Discounted cash flow	Credit spread, in bp		261	3,297	1,031
of which	147	Price	Price, in %		6	100	48
of which financial institutions	307
of which	196	Discounted cash flow	Credit spread, in bp		341	1,318	590
of which	111	Price	Price, in %		13	62	54
Other assets	740
of which loans held-for-sale	569
of which	293	Discounted cash flow	Credit spread, in bp		322	577	347
			Recovery rate, in %		54	54	8
of which	248	Market comparable	Price, in %		0	145	71
of which	18	Price	Price, in %		0	80	55
1 Weighted average is calculated based on the fair value of the instruments.
2 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 4Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	4,503
of which debt securities	1,225
of which corporates	478
of which	124	Discounted cash flow	Credit spread, in bp		50	1,290	701
			Price, in %		0	100	47
			Recovery rate, in %		39	39	1
of which	107	Market comparable	Price, in %		0	110	63
of which	55	Option model	Correlation, in %		(50)	100	68
			Fund gap risk, in %	[2]	0	3	1
			Volatility, in %		0	163	17
of which	69	Price	Price, in %		35	120	92
of which	145	Vendor price	Price, in actuals		0	123	79
of which RMBS	424	Discounted cash flow	Discount rate, in %		1	29	13
of which derivatives	2,187
of which interest rate products	624
of which	6	Discounted cash flow	Funding spread, in bp		109	166	127
			Volatility, in %		0	100	97
of which	612	Option model	Correlation, in %		(4)	100	9
			Mean reversion, in %		(55)	(8)	0
			Prepayment rate, in %		0	21	17
			Volatility, in %		(3)	1	0
of which other derivatives	1,034	Discounted cash flow	Market implied life expectancy, in years		2	14	6
			Mortality rate, in %		73	138	99
of which other trading assets	896
of which	611	Discounted cash flow	Market implied life expectancy, in years		3	14	7
			Tax swap rate, in %		30	30	30
of which	189	Market comparable	Price, in %		0	130	34
of which	93	Option model	Mortality rate, in %		0	70	6
Other investments	3,666
of which other equity investments	2,863
of which	929	Adjusted NAV	Price, in actuals		287	287	287
of which	1,919	Price	Price, in actuals		1	1,292	54
of which life finance instruments	789	Discounted cash flow	Market implied life expectancy, in years		2	16	6
Loans	1,534
of which commercial and industrial loans	717
of which	474	Discounted cash flow	Credit spread, in bp		184	3,325	809
of which	6	Market comparable	Price, in %		19	19	19
of which	209	Price	Price, in %		0	100	50
of which financial institutions	465
of which	327	Discounted cash flow	Credit spread, in bp		0	3,212	921
of which	158	Price	Price, in %		14	76	31
Other assets	694
of which loans held-for-sale	562
of which	281	Discounted cash flow	Credit spread, in bp		0	563	314
of which	254	Market comparable	Price, in %		0	139	67
of which	16	Price	Price, in %		0	75	54
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 3Q22	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	2,028
of which derivatives	1,997
of which equity/index-related derivatives	1,060
of which	1,014	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(50)	100	69
			Dividend yield, in %		0	20	5
			Unadjusted NAV, in actuals		389	416	412
			Volatility, in %		(2)	124	39
of which	49	Price	Price, in actuals		0	1,297	29
of which credit derivatives	345
of which	138	Discounted cash flow	Correlation, in %		50	62	51
			Credit spread, in bp		8	2,277	546
			Discount rate, in %		6	15	11
of which	154	Market comparable	Price, in %		80	84	84
of which	6	Option model	Credit spread, in bp		5	1,857	317
of which	26	Price	Price, in %		13	101	94
Short-term borrowings	427
of which	3	Discounted cash flow	Credit spread, in bp		142	269	121
of which	282	Option model	Correlation, in %		(50)	100	72
			Credit spread, in bp		(19)	368	292
			Fund gap risk, in %	[3]	0	4	2
			Gap risk, in %	[3]	0	3	1
			Volatility, in %		4	124	46
of which	4	Price	Price, in %		18	18	18
Long-term debt	6,642
of which structured notes over two years	4,372
of which	401	Discounted cash flow	Credit spread, in bp		12	583	101
of which	3,950	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(50)	100	72
			Credit spread, in bp		(19)	368	292
			Fund gap risk, in %	[3]	0	4	2
			Mean reversion, in %	[4]	25	25	10
			Unadjusted NAV, in actuals		389	416	412
			Volatility, in %		0	124	32
of which	8	Price	Price, in %		22	22	22
of which other debt instruments over two years	1,775
of which	352	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		16	20	18
			Price, in actuals		7	7	7
of which	1,423	Price	Price, in actuals		0	66	3
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 4Q21	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	2,809
of which derivatives	2,784
of which equity/index-related derivatives	1,787
of which	1,696	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	67
			Dividend yield, in %		0	7	4
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		(1)	163	17
of which	63	Price	Price, in actuals		0	849	2
Short-term borrowings	1,032
of which	24	Discounted cash flow	Credit spread, in bp		0	181	51
of which	905	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	70
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	16
of which	73	Price	Price, in %		34	120	94
Long-term debt	9,676
of which structured notes over one year and up to two years	1,464	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	69
			Fund gap risk, in %	[3]	0	3	1
			Gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	16
of which structured notes over two years	6,318
of which	474	Discounted cash flow	Credit spread, in bp		8	702	72
of which	5,813	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		(50)	100	75
			Credit spread, in bp		3	92	75
			Fund gap risk, in %	[3]	0	3	1
			Unadjusted NAV, in actuals		101	440	358
			Volatility, in %		0	163	19
of which	9	Price	Price, in %		26	26	26
of which other debt instruments over two years	1,854
of which	382	Option model	Buyback probability, in %	[2]	50	100	72
			Correlation, in %		16	30	24
			Price, in actuals		9	9	9
of which	1,472	Price	Price, in actuals		9	35	9
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at net asset value per share
Certain investment funds are measured at net asset value per share.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on investment funds measured at net asset value per share.
Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its financial accounting to its risk management reporting.
> Refer to “Note 36 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 for further information on the Group’s election of the fair value option.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	3Q22			4Q21
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	80,820	80,697	123	68,623	68,565	58
Loans	8,156	9,234	(1,078)	10,243	11,035	(792)
Other assets [1]	8,697	11,175	(2,478)	8,624	10,777	(2,153)
Due to banks and customer deposits	(434)	(544)	110	(493)	(442)	(51)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(14,678)	(14,692)	14	(13,213)	(13,212)	(1)
Short-term borrowings	(9,077)	(9,523)	446	(10,690)	(10,996)	306
Long-term debt [2]	(64,567)	(80,620)	16,053	(68,722)	(71,833)	3,111
Other liabilities	(1,045)	(1,284)	239	(1,170)	(1,403)	233

Non-performing and non-interest-earning loans [3]	775	2,433	(1,658)	843	2,657	(1,814)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Included in loans or other assets.

Gains and losses on financial instruments
	9M22		9M21
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	33	[1]	21	[1]
of which related to credit risk	15		4
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	941	[1]	479	[1]
Other investments	(60)	[2]	312	[3]
of which related to credit risk	(3)		2
Loans	(46)	[2]	327	[1]
of which related to credit risk	(323)		(9)
Other assets	277	[1]	528	[1]
of which related to credit risk	(43)		195
Due to banks and customer deposits	(45)	[2]	(17)	[2]
of which related to credit risk	(1)		(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(95)	[1]	(29)	[1]
Short-term borrowings	1,718	[2]	(143)	[2]
of which related to credit risk	2		1
Long-term debt	7,935	[2]	(2,906)	[2]
of which related to credit risk	2		0
Other liabilities	(81)	[2]	149	[2]
of which related to credit risk	(239)		52
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that were attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	3Q22	Cumulative	3Q21		3Q22	3Q21
Financial instruments (CHF million)
Customer deposits	19	2	4		0	0
Short-term borrowings	(4)	(52)	(7)		0	0
Long-term debt	1,595	3,541	234		(1)	16
of which treasury debt over two years	766	1,966	118		0	0
of which structured notes over two years	596	1,005	122		(1)	16
Total	1,610	3,491	231		(1)	16
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments, such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
3Q22 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,885	0	26,885	0	26,885
Investment securities	975	965	0	0	965
Loans	269,741	0	253,565	13,787	267,352
Other financial assets [1]	167,226	149,701	17,159	413	167,273
Financial liabilities
Due to banks and customer deposits	385,201	210,886	174,177	0	385,063
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,510	0	7,510	0	7,510
Short-term borrowings	8,721	0	8,715	0	8,715
Long-term debt	98,038	0	93,154	1,718	94,872
Other financial liabilities [2]	12,362	0	11,894	473	12,367
4Q21 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,283	0	35,283	0	35,283
Loans	277,766	0	272,527	13,722	286,249
Other financial assets [1]	180,024	164,097	15,469	503	180,069
Financial liabilities
Due to banks and customer deposits	407,607	243,324	164,289	0	407,613
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	22,061	0	22,061	0	22,061
Short-term borrowings	8,703	0	8,702	0	8,702
Long-term debt	98,174	0	98,841	1,716	100,557
Other financial liabilities [2]	12,460	1	12,021	443	12,465
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

32 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	3Q22	4Q21
CHF million
Total assets pledged or assigned as collateral	73,838	88,721
of which encumbered	31,483	39,105
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	3Q22	4Q21
CHF million
Fair value of collateral received with the right to sell or repledge	235,206	289,898
of which sold or repledged	93,708	144,747

33 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 40 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. This review includes consideration of management’s strategy for resolution of matters through settlement or trial, as well as changes in such strategy. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 40 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.3 billion.
In 3Q22, the Group recorded net litigation provisions of CHF 245 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
Government and regulatory related matters
NJAG litigation
On October 25, 2022, following a settlement in the amount of USD 495 million, for which Credit Suisse was fully reserved, the New Jersey state court presiding in the civil action brought by the New Jersey Attorney General in the Superior Court of New Jersey, Chancery Division, Mercer County on behalf of the State of New Jersey, relating to approximately USD 10 billion of RMBS, dismissed with prejudice all claims against Credit Suisse Securities (USA) LLC (CSS LLC) and affiliated entities.
Rates-related matters
Civil litigation
USD ICE LIBOR litigation
On September 13, 2022, in the civil action brought in the US District Court for the Northern District of California alleging that members of the ICE LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, manipulated ICE LIBOR to profit from variable interest loans and credit cards, the court granted defendants' motions to dismiss. On October 4, 2022, plaintiffs filed an amended complaint.
Foreign exchange litigation
On August 31, 2022, in the consolidated class action filed in the US District Court for the Southern District of New York (SDNY) alleging manipulation of foreign exchange (FX) rates, the court denied Credit Suisse's motion to de-certify the issue class. A jury trial was held in October 2022 on the issues of whether a conspiracy existed to manipulate bid-ask spreads in the FX market and whether Credit Suisse knowingly participated in any such conspiracy. On October 20, 2022, a verdict was issued in favor of Credit Suisse, finding that Credit Suisse did not knowingly participate in any such conspiracy.
On August 31, 2022, in the civil action filed in the SDNY on November 13, 2018 based on the same alleged conduct as the consolidated putative class action filed in the SDNY, the court dismissed with prejudice plaintiffs' claims against Credit Suisse pursuant to the parties’ agreement to settle all claims.
SSA bonds litigation
On October 3, 2022, in the putative consolidated class action litigation brought in the SDNY relating to supranational, sub-sovereign and agency (SSA) bonds, the court denied plaintiffs' motion to vacate the dismissal of their case.
On October 18, 2022, in the putative class action in Canadian federal court, which makes allegations similar to the consolidated class action, the parties entered into an agreement to settle all claims. The settlement remains subject to court approval. The other Canadian putative class action was previously dismissed against Credit Suisse.
Customer account matters
In the civil lawsuit brought against Credit Suisse Life (Bermuda) Ltd. in Bermuda, following satisfaction of the required condition, the Supreme Court of Bermuda granted a stay of execution of its May 6, 2022 judgment pending appeal.
In the civil lawsuit brought against Credit Suisse Trust Limited in the Singapore International Commercial Court, trial has concluded, with closing submissions due in November 2022 and a hearing expected in February 2023.
Mozambique matter
Credit Suisse has completed implementation of the measures required under the FINMA decree announcing the conclusion of its enforcement proceeding and ordering the bank to remediate certain deficiencies. An independent third party appointed by FINMA will review the implementation and effectiveness of these measures.
On August 4, 2022, in the ongoing civil litigation brought by the Republic of Mozambique in English High Court against certain Credit Suisse entities, three former employees, and several other unrelated entities, the Republic of Mozambique filed its updated Particulars of Claim. On September 23, 2022, Credit Suisse filed its Re-Amended Defense in response.
On August 18, 2022, in the ongoing claim in a Lebanese court brought by Privinvest Holding SAL, the parent company of certain entities involved in the Mozambique transactions, and its owner Iskandar Safa against Credit Suisse Securities (Europe) Limited and Credit Suisse Group AG, the parties agreed to a stay of the proceedings until the date of the final judicial determination of the English High Court litigation, including any appeals, and on August 23, 2022, the parties filed an application for a stay with the Lebanese Court.

Cross-border private banking matters
On October 21, 2022, Credit Suisse AG entered into a settlement agreement with the Parquet National Financier to resolve a French investigation into alleged aiding and abetting of tax fraud, aggravated money laundering and illegal cross border market access. As part of the settlement, Credit Suisse AG agreed to pay a public interest fine of EUR 123 million, comprising EUR 65.6 million in disgorgement of profits and an additional amount of EUR 57.4 million. In addition, Credit Suisse AG agreed to pay EUR 115 million to the French state as damages. In prior quarters, Credit Suisse had taken litigation provisions totaling CHF 159 million related to this matter. On October 24, 2022, the competent French judge approved this agreement. No admission of wrongdoing was required in connection with the agreement, including no recognition of criminal liability by Credit Suisse.
Archegos
On September 16, 2022, in the putative class action filed in the SDNY by a holder of Credit Suisse American Depositary Receipts against Credit Suisse Group AG and certain current and former executives, alleging that defendants violated US securities laws by making material misrepresentations and omissions regarding Credit Suisse’s risk management practices, including with respect to the Archegos matters, the parties reached an agreement to settle all claims. The settlement remains subject to court approval.
Communications recordkeeping matter
On September 27, 2022, the US Securities and Exchange Commission (SEC) and the US Commodity Futures Trading Commission (CFTC) announced the entry of orders filing and settling charges with several financial institutions, including Credit Suisse, in connection with civil investigations concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. The SEC found that CSS LLC failed to maintain and preserve off-channel communications its employees sent and received on personal devices related to the broker-dealer’s business and failed to implement policies and procedures designed to prohibit such communications, thereby leading to CSS LLC’s failure to reasonably supervise its employees. CSS LLC paid a civil monetary penalty of USD 125 million to the SEC. The CFTC found similar recordkeeping and supervisory failures for CSS LLC, as a futures commission merchant, and Credit Suisse International (CSI), as a swap dealer. CSS LLC and CSI paid a combined civil monetary penalty of USD 75 million to the CFTC. In addition to the monetary penalties, Credit Suisse was ordered to cease and desist from future violations of the relevant recordkeeping provisions, was censured, admitted to the facts in the SEC and CFTC orders and agreed to certain undertakings, including, among other things, the use of an independent compliance consultant to review the bank’s policies and procedures relating to the retention of electronic communications found on personal devices and the related framework for addressing non-compliance by employees.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
APAC	Asia Pacific
Apollo	Apollo Global Management
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoE	Bank of England
BoJ	Bank of Japan
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CECL	Current expected credit loss
CEO	Chief Executive Officer
CET1	Common equity tier 1
CFO	Chief Financial Officer
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CRU	Capital Release Unit
CSAM	Credit Suisse Asset Management (Schweiz) AG
CST	Credit Suisse Trust
E
ECB	European Central Bank
EGM	Extraordinary General Meeting
EIP	Energy Infrastructure Partners AG
EMEA	Europe, Middle East and Africa
ESG	Environmental, Social and Governance
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
GTS	Global Trading Solutions
H
HNW	High-net-worth
HQLA	High-quality liquid assets
I
ICE	Intercontinental Currency Exchange
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
IT	Information technology
L
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
M
M&A	Mergers and acquisitions
MEF	Macroeconomic factor
N
NAV	Net asset value
NCU	Non-Core Unit
NOL	Net operating losses
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PIMCO	Pacific Investment Management Company
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCFF	Supply chain finance funds
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SIX	SIX Swiss Exchange
SNB	Swiss National Bank
SPE	Special purpose entity
SPG	Securitized Products Group
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UHNW	Ultra-high-net-worth
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
York	York Capital Management
YoY	Year on year
Ytd	Year to date

Investor information
Foreign currency translation rates
	End of				Average in			Average in
	3Q22	2Q22	4Q21	3Q21	3Q22	2Q22	3Q21	9M22	9M21
1 USD / CHF	0.98	0.96	0.91	0.93	0.97	0.96	0.92	0.95	0.91
1 EUR / CHF	0.96	1.00	1.03	1.08	0.98	1.02	1.08	1.01	1.09
1 GBP / CHF	1.09	1.16	1.24	1.26	1.14	1.20	1.26	1.19	1.26
100 JPY / CHF	0.68	0.70	0.79	0.84	0.70	0.74	0.83	0.75	0.84
Share data
in / end of	9M22		2021	2020	2019
Share price (common shares, CHF)
Average	6.57		10.09	9.96	12.11
Minimum	3.83		8.43	6.42	10.59
Maximum	9.44		13.24	13.27	13.54
End of period	3.976		8.872	11.40	13.105
Share price (American Depositary Shares, USD)
Average	6.91		11.02	10.55	12.15
Minimum	3.92		9.14	6.48	10.74
Maximum	10.40		14.55	13.61	13.63
End of period	3.92		9.64	12.80	13.45
Market capitalization (CHF million)
Market capitalization	10,440	[1]	23,295	27,904	32,451
Dividend per share (CHF)
Dividend per share [2]	–		0.10	0.10	0.2776
1 Excludes shares held as part of the share repurchase programs.
2 Fifty percent paid out of capital contribution reserves and fifty percent paid out of retained earnings.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of November 1, 2022	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Negative
Standard & Poor's	–	BBB-	Stable
Fitch Ratings	F2	BBB	Negative
Rating and Investment Information	–	A+	Stable
Credit Suisse AG
Moody's	P-2	A3	Negative
Standard & Poor's	A-2	A-	Stable
Fitch Ratings	F2	BBB+	Negative

Financial calendar and contacts
Financial calendar
Fourth quarter results 2022	Thursday, February 9, 2023
Annual Report 2022	Thursday, March 9, 2023
Annual General Meeting 2023	Tuesday, April 4, 2023

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Financial information and printed copies
Annual reports	credit-suisse.com/annualreporting
Interim reports	credit-suisse.com/interimreporting
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register
ROXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Credit Suisse Annual Reporting Suite

Our 2021 annual publication suite consisting of Annual Report and Sustainability Report is available on our website credit-suisse.com/annualreporting.

Production: Management Digital Data AG
Printer: Neidhart + Schön Print AG

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of social media speculation and unsubstantiated media reports about our business and its performance;
■ the extent of outflows of assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
■ our ability to successfully implement the divestment of any non-core business;
■ the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021 and in “Risk factor” in I – Credit Suisse results – Credit Suisse.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com

5520144 English / 229006E